FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2008	CRYPTOLOGIC LIMITED /s/ Stephen Taylor Stephen Taylor Chief Financial Officer

INDEX TO EXHIBITS

Exhibit 1	Renewal Annual Information Form For the year ended December 31, 2007

Exhibit 2	Consolidated Financial Statements for the Years Ended December 31, 2007, 2006 and 2005

Exhibit 3	Management’s Discussion and Analysis

Exhibit 4	Certification of Annual Filings Executed by Chief Executive Officer

Exhibit 5	Certification of Annual Filings Executed by Chief Financial Officer

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EXHIBIT 1

CryptoLogic Limited

RENEWAL ANNUAL INFORMATION FORM

For the year ended December 31, 2007

Dated March 27, 2008

ITEM 1: INTRODUCTION	2
ITEM 2: CORPORATE STRUCTURE	2
Name, Address and Incorporation	2
Intercorporate Relationships	3
ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS	4
Three-Year History	6
ITEM 4: DESCRIBE THE BUSINESS	14
Summary	14
Principal Markets	15
Distribution Methods	17
Revenue	18
Production and Services	18
Specialized Skill and Knowledge	19
Competitive Conditions	19
New Products and Services	20
Intellectual Property	21
Cycles	23
Economic Dependence	23
Changes to Contracts	23
Employees	23
Foreign Operations	23
Reorganizations	24
Risk Factors	24
ITEM 5: DIVIDENDS	34
ITEM 6: DESCRIPTION OF CAPITAL STRUCTURE	34
ITEM 7: MARKET FOR SECURITIES	34
ITEM 8: DIRECTORS AND OFFICERS	35
ITEM 9: AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR	38
ITEM 10: LEGAL PROCEEDINGS	40
ITEM 11: TRANSFER AGENTS AND REGISTRARS	40
ITEM 12: INTEREST OF EXPERTS	40
ITEM 13: ADDITIONAL INFORMATION	41
SCHEDULE A – AUDIT COMMITTEE TERMS OF REFERENCE	42

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Item 1: INTRODUCTION

All dollar amounts in this Annual Information Form are in United States dollars, except where indicated otherwise. Effective January 1, 1998, CryptoLogic Inc.’s reporting currency is in United States dollars. Some figures and percentages may not total exactly due to rounding.

Certain general information contained in this Annual Information Form concerning the industry in which CryptoLogic Limited and its Subsidiaries (the consolidated operations of which will be referred to collectively as “we”, “our”, the “Company” or “CryptoLogic,” unless otherwise specifically noted) operates has been obtained from publicly available information from third party sources. The Company has not verified the accuracy or completeness of any information contained in such publicly available information. In addition, the Company has not determined if there has been any omission by any such third party to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any such information contained in such publicly available information has been furnished or which may affect the significance or accuracy of any information contained in any such information and summarized herein.

Certain statements contained in this Annual Information Form constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding the growth of the online gaming industry and future governmental, legislative and legal developments. When used in this document, the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” and similar expressions, as they relate to the Company or our management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those described herein. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Item 2: CORPORATE STRUCTURE

Name, Address and Incorporation

CryptoLogic Inc. was formed by articles of amalgamation (the “Amalgamation”) under the Business Corporations Act (Ontario) effective March 7, 1996 pursuant to an amalgamation agreement dated January 19, 1996 between Inter.tain.net Inc., a private corporation, and Biroco Kirkland Mines Limited. Immediately prior to the Amalgamation, Biroco Kirkland Mines Limited did not carry on active operations.

On June 28, 1996, the Company changed its name from “Inter.tain.net Inc.” to “CryptoLogic Inc.”

Pursuant to a business reorganization implemented by way of an Ontario Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited common shares or, in the case of taxable Canadian residents, exchangeable shares (“Exchangeable Shares”) of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of CryptoLogic Limited. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. The holders of CEC shares participate equally in voting and dividends with the shareholders of CryptoLogic Limited. No additional shares of CEC have been or will be issued. CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), NASDAQ Global Select Market (symbol: CRYP) and the London Stock Exchange’s Main Market (symbol: CRP). CEC shares trade on the Toronto Stock Exchange (symbol: CXY). Particulars of the Arrangement are found in the Information Circular dated April 23, 2007, which can be viewed on the SEDAR website www.sedar.com.

CryptoLogic Limited is incorporated under the laws of Guernsey but with its corporate headquarters in Dublin, Ireland where it operates and is resident for tax purposes. The Company’s registered office is located at 1 Le Marchant Street, St. Peter Port, Guernsey, Channel Islands, GY1 4HP. The Company’s head office is located at Alexandra House, The Sweepstakes, Ballsbridge, Dublin 4, Ireland.

Intercorporate Relationships

The organizational structure of the Company as of December 31, 2007 is set forth below. CryptoLogic Limited, a company incorporated under the laws of Guernsey with its corporate headquarters in Dublin, Ireland, provides executive functions to the corporate group. CryptoLogic Inc., the software group located in Canada, provides software development, upgrades and technical support for WagerLogic Limited (“WagerLogic”). Located in Cyprus, Malta and the United Kingdom (“UK”), the WagerLogic group of companies provides software hosting and licensing for our Internet gaming software, e-cash systems and support, customer support, marketing support and other services to third-party gaming operators or licensees around the world. Our ECash Direct subsidiary provides e-cash systems and support that enables licensees’ players to deposit and withdraw funds through a wide range of payment options for use with the licensee. Our 24/7 customer call centre support helps our licensees’ players with technical questions or assistance with the gaming software and e-cash accounts. Our AdsDotCom subsidiary offers marketing services to licensees. Our CryptoLogic Asia subsidiary is responsible for advancing the Company’s strategy and business development in Asia.

Note: CryptoLogic Exchange Corporation and CryptoLogic Callco ULC exist solely to facilitate the exchange of shares in connection with the Arrangement described on page 2.

Item 3: GENERAL DEVELOPMENT OF THE BUSINESS

Founded in 1995, CryptoLogic Inc., now succeeded by CryptoLogic Limited, is a pioneer and a global leading software developer and services provider to the Internet gaming market around the world (excluding the United States). Today, we are one of the industry’s longest-established publicly traded online gaming software companies, with our software development operations in Toronto, Canada. Our subsidiary, WagerLogic, through its offices in Cyprus, Malta and the UK, provides software hosting and licensing, e-cash systems and support, customer support and marketing support services for our Internet gaming software to third-party gaming operators.

CryptoLogic’s software offers a complete online gaming solution to licensees, which is comprised of:

1.	A broad, turn-key Internet-based game suite featuring:
•	more than 280 download and non-download casino table and slot games
•	player-to-player poker
•	multi-languages (English, Spanish, Greek, Japanese, Chinese, French, German, Italian)

•	multi-currencies (US dollars, British pounds and Euros)
•	multi-platforms (download, non-download (Java and Flash), wireless)
•	multi-player bingo;

2.	E-cash systems and support for player deposits and withdrawals;

3.	Business intelligence and data analysis tools to assist licensees in their marketing efforts;

4.	Licensee support through WagerLogic’s 24/7 multi-language customer support; and

5.	Marketing support services, to assist licensees in developing and executing strategies for marketing their online gaming businesses.

WagerLogic licenses our software products and services to a select international client base (“licensees” or “customers”), while retaining ownership and control of the software. As at December 31, 2007, we had 12 licensees located around the world, including well-known UK and global land-based gaming organizations.

Our licensees operate under government authority where their Internet business subsidiaries are domiciled. In August 2007, the Company moved its licensees’ primary Internet gaming jurisdiction to Malta. Certain technical requirements set out by the licensing authority in Malta need to be fulfilled in order to maintain the license in good standing. We expect to satisfy these requirements by mid 2008. The license in Malta facilitates access to the European and UK markets by the Company’s licensees from within the EU, which are major markets for the licensees and consequently for CryptoLogic. We added three new licensees in 2007: Holland Casino, a private company in Malta operating Parbet.com and World Poker Tour. During 2007, we launched sites for PlayboyGaming, Parbet.com, Betsafe and World Poker Tour. The new sites to be run by Holland Casino under license from the Dutch government and operated in the Netherlands, are ready to be launched and currently awaiting final government license, which is expected in 2008.

We also operate a gaming portal business under two brands: casino.co.uk and WinnerOnLine. These portals earn advertising revenue from gaming operators, and direct traffic to operator sites as well as those owned by the Company’s licensees – providing an excellent, known-name marketing channel and an attractive player acquisition tool for licensees.

Substantially all of our revenue is of a recurring nature. Licensees pay an ongoing fee over the contract term for the licensing of our software and services, calculated as a percentage of each licensee’s level of activity. In 2007, 6.4% (2006: 10.5%) of our revenue came from other sources, including software customization, and advertising and marketing services derived from our portal business.

Historically, our revenue has been seasonal with slower sales in the summer months (our second and third quarters), when players tend to spend less time indoors and at their computers. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods.

Three-Year History

The global online gaming industry including the United States (“US”) grew from $5.7 billion in 2003 to $10.7 billion in revenue in 2005 (source: Global Betting and Gaming Consultants, February 2007 (“GBGC”)). However, on October 13, 2006, the United States passed the Unlawful Internet Gambling Enforcement Act (UIGEA), which effectively banned online gaming by making it illegal to process related financial transactions. The enactment of UIGEA has negatively impacted our business by significantly reducing our revenue and earnings in 2007.

At the time the UIGEA was passed, the entire US market was estimated to represent approximately 50% of the global online gaming market (source: GBGC). However, the Internet casino and Internet poker markets outside the US, the core areas of our business, are expected to continue to grow. By the end of 2006, after the US ban, the non-US online casino market was estimated to be worth $2.4 billion, and this market is expected to grow to approximately $3.9 billion by 2012 (source: GBGC). The non-US online poker market was estimated to be worth $1.6 billion at the end of 2006, and is expected to double to $3.2 billion by 2012 (source: GBGC).

Prior to the enactment of UIGEA, approximately 70% of our licensees’ revenue was derived from non-US sources due to the Company’s global diversification strategy. Since 2002, we have focused on licensees that primarily target non-US markets, most notably the UK and Continental Europe. In 2001, only 30% of licensees’ revenue came from players outside the US. After the UIGEA enactment, 100% of licensees’ revenue came from outside the United States.

We anticipate that the industry-wide impact of UIGEA will continue to have a significant short-term impact on our financial results and increase competition in our core European markets. However, as our licensees have significant exposure to the international market compared to those of our major competitors, we believe that we remain in a strong competitive position. As evidence of this strength, the Company has signed six new licensees in the past two years (PlayboyGaming, Betsafe, DTD Poker, a private company in Malta that operates Parbet.com, Holland Casino and World Poker Tour) and renewed an agreement for three years with one of its largest customers, the UK-betting company William Hill, subsequent to the passage of the UIGEA.

International markets such as the UK and Continental Europe have become a core focus for CryptoLogic over the past three years. Our international strategy focuses on investing in and capitalizing on our relationships with leading, international brand name licensees in international markets that are embracing Internet gaming and represent attractive growth potential.

In enabling the regulation of Internet gaming for the first time in the UK through the Gambling Act 2005, the door is open to a large, credible and stable industry in a regulated and licensed environment.

Elsewhere in Europe the legislative environment continues to evolve, with some countries showing signs of following the UK’s lead while others are moving to protect state gambling monopolies. The EU Commission has commenced infringement proceedings against some member states that are taking a protectionist approach— a development that the Company believes is favourable to the industry in Europe. CryptoLogic has long advocated a regulatory approach to foster a transparent, credible and growing online gaming industry. We have sought and achieved certification of our software in strictly regulated jurisdictions. It is through this process that we maintain our reputation as the pioneer in online gaming and a trusted provider for licensees and their customers. Our regulatory leadership contributed to the Company signing a milestone exclusive three-year agreement with Holland Casino, our first government-owned casino operator licensee, in 2007.

CryptoLogic is also extending its international reach into Asia, which is expected to be the next major geographic market area for online gaming. In 2007, we acquired minority interests in two Asian game developers as our initial entry into this region. Industry experts expect Asia to be the fastest growing and ultimately the largest online gaming market in the world. China alone has over 135 million Internet users, making it the world’s second largest user group after the United States. In addition, China has the world’s largest mobile phone market with more than 400 million subscribers, many of whom are expected to switch to the high-speed 3G networks over the next few years, providing a platform for substantial growth for game and content developers.

The online gaming market is already dominated by several major operators. Competition for players and market position is intensifying. The industry is undergoing consolidation as operators increase market share through acquisition. We continue to operate in a challenging business environment faced with regulatory uncertainty including ongoing efforts aimed at banning or restricting online gaming.

As the industry becomes increasingly competitive and sophisticated, we must offer a strong value proposition to our customers to help them respond to players, who are demanding more choice and entertainment value. Accordingly, CryptoLogic continues to emphasize product innovation in our core Internet casino and Internet poker software, which are proven, major growth markets in online gaming. We continue to offer an expanding array of new and innovative products and services that enhance the game experience and create opportunities for licensees to improve their marketing and help them attract, retain and re-activate players, and to ensure CryptoLogic remains an industry leader. In order to accomplish this, considerable time and financial resources have been invested in strategic areas of our product development and system platform capabilities over the past three years, aimed at significantly upgrading our casino and poker game offering, system infrastructure, back-office systems and customer support. Most notably, this new gaming platform will enable faster and more efficient implementation of new casino and poker games by licensees, including alternate languages and currencies. We will continue to enhance our gaming solution to support our core casino and poker gaming software, and as we evaluate new game types and localized offerings for key technology platforms.

The following summarizes key accomplishments over the past three years that have been important to maintaining our stature as a leading publicly traded software company in the online gaming industry:

Software Development

Although CryptoLogic was instrumental in pioneering the Internet gaming software industry, there has been increasing competition over the past three years. In order to remain an industry leader, we have invested and continue to invest significantly in product research and development and service enhancements. In the last few years, we have continued to expand and enhance our core casino and poker software. Since 2005, we have introduced more than 80 popular new slot and casino table games. Some highlights include unique, first-to-market offerings such as:

•

The Internet’s first and only multi-currency jackpot video slot games featuring popular Marvel action characters such as The Incredible Hulk, Daredevil, X-Men, Thor, Elektra, Ghost Rider, and more recently, Spider-Man and The Fantastic Four, which brands have been exclusively licensed for CryptoLogic-developed games;

•

The world’s first and only play-for-real slot versions of highly popular online casual games, such as CubisTM , an award-winning, three-dimensional puzzle game, and Bejeweled, a gem-matching game—both among the most played games on AOL, MSN and other major portals—and most recently, Jewel Quest®, a popular puzzle-match game;

•

Our own designed and patented games including the progressive jackpot slot, Millionaires Club™, which awarded the two largest online jackpots in history in 2007 of more than $8.0 million and $4.0 million respectively; and a new patent-pending game, Multi-Hand Video Blackjack, which brings together blackjack and video poker;

•

Our own Texas Hold’em Bonus Poker, which is the first-ever online version of the widely popular land-based casino game and combines the huge popularity of poker with the excitement of a casino card game; and

•	The Internet’s first “Fruit Machines”, a tradition in UK pubs.

Over the past three years, we have also continued to expand the game offering and functionality of our poker software including:

•

A major upgrade to our poker platform that significantly increased the capacity for simultaneous online playing, allowing for near-perfect network uptime, and enables “live” seamless updates of new features and games;

•

An appealing poker software redesign that includes enhancements to the main lobby, game tables and tournament lobby, making it easier than ever for players to navigate, select their game and stake level, and access key statistics on games, tournaments and their play;

•

Introduced Thunder TournamentsTM for high-speed tournament action; Headhunter Challenge, an industry first and new type of multi-table poker tournament that allows players to earn cash for every player (‘head’) they eliminate; Bounty Tournaments, which adds a cash bounty to the ‘heads’ of big-name entrants such as celebrities and professional players; and new features including broader access to land-based tournaments, a tournament leader board to give licensees opportunities to create exciting new events, and a Tournament Key Hands Review tool that allow players to review key hands and identify the turning point in a big match; and

•	Launched My Poker Points, a loyalty rewards system.

To help our licensees understand, respond to and market to their players in a personalized fashion, we also enhanced our back-office, decision-management and contact centre tools. We have continued to expand our payment solutions including new e-check/debit methods (e.g. Click2Pay, EverywhereMoney, PaySafe™), added a new European processor and expanded fraud controls (e.g., third-party address/credit card verifications, negative databases, poker fraud tool).

International Expansion

CryptoLogic’s global strategy has resulted in a geographically-diversified business to mitigate the risks of ongoing legislative uncertainty in various countries, increase exposure to gaming-friendly jurisdictions like the UK, and benefit from near-term growth opportunities in overseas markets. When the UIGEA was enacted in October 2006, licensees’ revenue from international sources was approximately 70% of total revenue, a steady increase from over 65% in 2005, and only 30% in 2001 when the Company initiated its global diversification strategy. As a result of the UIGEA, 100% of licensees’ revenue now comes from outside the United States.

We are well positioned to continue to build on our strong international presence. Today, we work with some of the best international names in online and land-based gaming, as well as major entertainment brands, including William Hill, PlayboyGaming, Littlewoods Gaming, InterCasino and ukbetting.  We have developed a strong presence in the UK. In September 2007, the UK Gaming Act went into force, which regulates online gaming for the first time in that jurisdiction, and is generally viewed as a positive development for the industry, our customers and for CryptoLogic. Most of the underlying rules and codes in relation to entities established in the UK, or marketing into the UK, have now been enacted. However, there is no assurance that the UK regulatory regime as interpreted by the Gambling Commission, the Gambling Act’s regulator, will provide a commercially-viable market and may create restrictions that will have a material adverse effect on our customers, our business, revenues, operating results and financial condition.

CryptoLogic has continued to solidify and expand its geographic diversification through:

Licensee opportunities

In 2007, CryptoLogic added three new licensees and launched sites for four licensees including:

•

Signed new licensees: Holland Casino (casino and poker), a private company in Malta operating Parbet.com (poker and casino) and World Poker Tour (poker and casino). Holland Casino represents a milestone agreement being our first government-owned licensee. The new sites, to be run by Holland Casino on behalf of the Dutch government, are ready to be launched and currently awaiting final government license, which is expected in 2008;

•	Launched a poker site for Betsafe and poker and casino sites for Parbet.com – both licensees’ sites are particularly popular among Scandinavian players;

•	Launched casino and poker sites for global leading poker entertainment company, World Poker Tour; and PlayboyGaming, one of the world’s most recognizable entertainment and lifestyle brands; and

•

Subsequent to year end, the Company extended and expanded its relationship with World Poker Tour to upgrade to a full Internet casino offering, add Spanish and German language Internet poker rooms and extend its exclusive use of CryptoLogic software until at least mid-2011.

Over the past three years, CryptoLogic has generally sought licensees that have an established brand, an audience with a propensity to gamble, and sufficient resources and commitment to successfully market the business. In today’s changed online gaming environment following the passage of UIGEA, CryptoLogic has adapted its strategy to our core Internet casino and poker markets.

In Internet casino, the key to success is differentiation through the combination of our new and innovative games with effective marketing to players by our licensees. CryptoLogic will continue to pursue new casino opportunities emphasizing brand name licensees with marketing commitment. In online poker, the key to success is liquidity, that is, more players from more sources – 24/7. Given our significantly enhanced poker platform, we have the infrastructure and capacity to also pursue promising new European Internet poker licensees and will continue to seek these growth opportunities to contribute to overall poker network liquidity.

Brand ownership and licensing

CryptoLogic intends to pursue strategic, accretive acquisition opportunities including brands that can be licensed to operators to advance our growth plans. The Company believes that acquisition opportunities have increased since the UIGEA was enacted in the US in October 2006, and we will continue to evaluate new and existing prospects.

In January 2007, CryptoLogic acquired the poker brand and related assets of Parbet.com, a popular Scandinavian online poker room. CryptoLogic then licensed these Parbet assets, together with poker software, payment processing services and multi-lingual customer support and services, to a private Maltese online gaming company that will operate Parbet.com.

The purchased assets include all rights to the Parbet brand name, associated domain names such as Parbet.com, customer lists, databases and active player accounts. This acquisition extended CryptoLogic’s brand ownership and licensing strategy. Under this strategy, CryptoLogic owns or controls key brands that it licenses to third party operators, along with its full suite of online gaming software, network services and marketing support services, in order to generate higher revenue and expand geographically. For online players, trust is critical. This is why CryptoLogic has focused on leveraging established brands that enhance the entertainment value and trust factor for our licensees’ players.

In August 2007, CryptoLogic acquired casino.co.uk, a popular gaming portal particularly with UK and European users, for $6.1 million. This web-portal business complements the Company’s existing WinnerOnLine portal. Both of these portals earn advertising revenue from gaming operators and direct traffic to operator sites as well as those owned by Company’s licensees – providing an excellent, known-name marketing channel and an attractive player acquisition tool for licensees. The purchased assets include all rights to the casino.co.uk website together with the customer lists.

Expanding into Asia

While CryptoLogic’s global strategy has focused on Europe, we see Asia as a developing major market for Internet gaming. The population of Asia is approximately 10 times that of North America and gambling has been part of the Asian culture for thousands of years. In 2006, we established our first Asian presence by hiring a Managing Director for the Asia-Pacific region, who is based in Singapore. In 2007, we continued to advance our Asian strategy.

In August 2007, we acquired a 19.4% minority interest in 568 Inc. for $1.1 million. In January 2008, we made a further investment by way of a $0.25 million promissory note. 568 Inc. is a developer and distributor of online casual games in the Chinese market and enables us, with 568 Inc., to establish a new China-based venture that will develop and distribute casual skill-based games for the local and overseas Chinese-language markets. We have an option to increase our interest in 568 Inc. to a controlling interest in the future.

In November 2007, we acquired a 12.7 % minority interest in Mikoishi Studios Inc., one of Asia’s best known game development and design companies, for $4.4 million with an option to increase our interest in the future.

While CryptoLogic believes that Asia will be the next major Internet gaming market, there are regional legislative issues and limited payment forms to support the industry today. Accordingly, CryptoLogic does not expect Asia to be a major revenue contributor in the near term.

Trends

While the global online gaming market continues to promise growth potential, competition is intensifying for players and market position, growth in online poker is moderating from previous exponential rates, and the global legislative environment for online gaming continues to evolve. Despite these challenges, CryptoLogic remains optimistic about the future of online gaming and believes that its disciplined strategy will continue to help the Company remain a leader within it.

In order to remain competitive, CryptoLogic has had to devote increasing financial and human resources to meet the technological and regulatory challenges associated with remaining an industry leader. As product diversification and player sophistication increases, our need to hire greater numbers of software and industry specialists has increased. This has contributed to higher operating costs to accommodate the growth of our business and in order to maintain our competitive advantage in our priority game areas. In particular, we have increased investments in Internet casino and poker to broaden our product offering in response to growing competition and player demands.

Given the trend to regulate online gaming in certain European markets, the costs associated with carrying on our business may increase as regulatory initiatives may require greater resources to meet changing compliance standards. Changes in regulatory requirements, including regulatory fees and taxation, could impact on the costs of doing business.

In 2007, the Company’s financial results were negatively affected by the industry-wide impact of UIGEA, which was enacted in October 2006. While revenue and earnings have decreased significantly in the short term, and we are exercising even tighter control over discretionary expenses, we are not planning a cost reduction sufficient to offset the lost revenue. Our management estimates that the UIGEA enactment, which had an industry-wide impact, resulted in approximately $8.0 million in lost revenue in the fourth quarter 2006 and $6.0 million in lost earnings related to those revenues. Our management estimates that the enactment of the UIGEA would have reduced revenue by $31.0 million and earnings by $24.0 million if the act had been in force for all of 2006.

The Company’s 2007 financial results reflected the significant impact of the UIGEA – revenue declined by 29.2% to $73.7 million (2006: $104.0 million) and earnings decreased significantly to $5.5 million (2006: $24.8 million). During 2009, we should start to trend toward quarterly revenue run rates similar to those realized prior to the UIGEA enactment, and continue to strive for net margins (net earnings as a percentage of revenue) in excess of 20%.

The Company is being very vigilant in ensuring that revenues and expenses remain at an acceptable ratio, and is not planning significant changes to its cost structure at this time. The Company will use current resources to execute current projects and take advantage of revenue-enhancing opportunities in Europe, Asia and other major international markets. We have reduced our expenses and will continue to focus on maintaining close control over discretionary expenditures as we align with the new market environment. CryptoLogic remains optimistic about the future of online gaming, and the Company’s position as one of the leaders within it. The Company is in an excellent financial position to continue to build on the global strategy to return to the 2006 level of results and then continue the growth we have experienced in the past. In particular, the Company will:

•	continue its game innovation strategy. The Company has new innovative casino and poker projects, both underway and planned, which are designed to enhance licensees’ revenue;

•	aggressively pursue promising new poker opportunities to enhance the liquidity of our licensees’ poker network. The Company will also continue to pursue high quality casino opportunities;

•	control and optimize expenditures by a thorough, ongoing review of discretionary costs, operating expenses and capital expenditures;

•

pursue strategic, accretive acquisition opportunities to accelerate the advancement of the Company’s strategies. Acquisition opportunities have multiplied since the enactment of the UIGEA, and the Company will continue to evaluate new and existing prospects like casino.co.uk and Parbet; and

•	expand in Asia. CryptoLogic will continue to build its European leadership position and intends, over time, to expand its Asian presence to become a strong competitor in this large, emerging market.

Our investment in establishing a new head office in the Republic of Ireland during 2007, while adding some incremental annual operating expenses, is aimed at advancing our global strategy and generating a strong return in the long run. The head office functions of the Chief Executive Officer and the Chief Financial Officer have been transitioned to Ireland. We expect our European-based headquarters to provide strategic benefits, including:

•

bring the Company closer to the world’s major markets (particularly, the UK, Europe and Scandinavia) that embrace Internet gaming, and therefore, closer to its key customers, investment community and prospects;

•	enable the Company to provide a wider range of marketing support and brand management services to licensees;
•	broaden the Company’s strategic acquisition opportunities; and
•	increase liquidity, over time, in the Company’s shares in the UK.

Not all changes in the industry are foreseeable, but the growth of the industry, heightened competition and anticipated legislation will likely accelerate the need to offer comprehensive player solutions at an increasing rate.

Item 4: DESCRIBE THE BUSINESS

Summary

CryptoLogic is one of the first publicly listed online gaming software developers and suppliers, and a leader in the global Internet gaming industry. The Company’s common shares trade on the Toronto Stock Exchange (symbol: CRY), NASDAQ Global Select Market (symbol: CRYP) and the London Stock Exchange’s Main Market (symbol: CRP). The Company’s exchange shares trade on the Toronto Stock Exchange (symbol: CXY). Our head office is located in Dublin, Ireland, which provides executive functions to the corporate group. Our Toronto, Canada office provides software development, upgrades and technical support for WagerLogic, a subsidiary of CryptoLogic, as well as all usual administrative functions. Located in Cyprus, Malta and the UK, the WagerLogic group of companies provides licensing and hosting for our Internet gaming software, e-cash systems and support, customer support, marketing support and other services to third-party gaming operators or licensees around the world. Our e-cash systems and support system enables licensees’ players to deposit and withdraw funds through a wide range of payment options for use with the licensee. Our 24/7 customer call centre support helps our licensees’ players with technical questions or assistance with the gaming software and e-cash accounts. Our Singapore office is responsible for advancing our strategy and business development in Asia.

As at December 31, 2007, we had 12 licensees located around the world including a number of well-known UK brand name and land-based gaming organizations. Our licensees operate under government authority where their Internet business subsidiaries are domiciled. In August 2007, the Company moved its licensees’ primary Internet gaming jurisdiction to Malta. Certain technical requirements set out by the licensing authority in Malta need to be fulfilled in order to maintain the license in good standing. We expect to satisfy these requirements by mid 2008. The license in Malta facilitates access to the European and UK markets by the Company’s licensees from within the EU, which are major markets for the licensees and consequently for CryptoLogic.

Principal Markets

CryptoLogic, through WagerLogic, provides a complete, turn-key online gaming solution predominantly focused on the Internet casino and poker markets of the global online gaming industry. We work with a select group of international brand name licensees and target prospective licensees with a focus in the key geographic markets for online gaming including the UK and Continental Europe, which we view as the regions that offer the best near-term growth opportunities. As a result of the UIGEA, the Company will not support licensees who take wagers from US-based players. In the longer term, we see Asia as the next major market. The population is ten times that of North America and gaming has been part of the culture for thousands of years. However, significant regulatory and commercial challenges remain in the market, which the Company does not believe will be resolved immediately. In 2006, CryptoLogic established its first Asian presence in Singapore and the Company is developing its strategy for the region from that base. In 2007, the Company acquired minority interests in two Asian game developers (see page 10).

Our total online gaming solution is comprised of:

1.	A broad, turn-key Internet-based gaming software suite featuring:
•	215 downloadable casino table and slot games and 66 non-download games
•	player-to-player poker
•	multi-player bingo
•	multiple languages (English, Spanish, Japanese, Chinese, French, German, Italian, Greek)
•	multiple currencies (US dollars, British pounds and Euros)
•	multiple platforms (download, non-download (Flash and Java), wireless)
•	play-for-fun and play-for-cash mode
2.	Proprietary e-cash systems and support;
3.	24/7 multi-language customer support;
4.	Back-office support tools to assist licensees with their marketing efforts; and
5.	Marketing support services.

Our Internet-based gaming and electronic commerce software products are used by licensees to create virtual casinos, poker rooms or bingo halls. Currently, no customer licenses our bingo software. The downloadable software package transfers the “front end” information (i.e., playing cards, roulette wheel, dice numbers) between users and remote servers. The software package utilizes each user’s computer to generate the graphics of the virtual casino, poker room or bingo hall, while the licensees’ gaming servers perform the “dealer” function, generating the random numbers of playing cards, roulette numbers and dice numbers, as applicable. Many of our most popular casino games are also available on either the Flash and Java platforms, which provide an entertaining gaming experience without having to wait for software to download.

Among other things, our software contains proprietary encryption features, which allows secure transmission of data, and permits our licensees to offer multi-player games, a panoramic virtual casino floor populated by real players, progressive jackpots, Internet browsing features and inter-player chatting.

As part of our commitment to safe and responsible gaming, our gaming solution provides personal options and security features including deposit and bet limits, temporary and permanent account locks, personal identification verification, and online tracking of a player’s gaming activity and financial transactions. We are also able to restrict registration and game play from residents of prohibited jurisdictions.

Our gaming solution is complemented by e-cash systems and support. We provide Internet-based electronic commerce support and technology to our licensees and their respective customers and maintain, through subsidiaries, electronic commerce accounts for both merchants of our electronic commerce software and their end-users. For the majority of our licensees, we report and remit to our licensees the net transaction revenues less licensing and support fees payable to the Company (as specified in the applicable licensing agreements). Some licensees have responsibility for their own e-cash systems and support to enable an integrated single player account for all their online offerings, which have our licensees remit licensing fees to us.

Utilizing our e-cash software, players can use a wide range of payment options, including credit and debit card and various electronic wallets. Web cashier accounts can be opened in United States dollars, British pound and Euros.

To assist our licensees in retaining players and re-activating lapsed accounts, we have invested significantly in our customer relationship management solution. We have introduced and improved our back-office offering with sophisticated business intelligence, data warehousing and marketing tools to assist licensees in understanding, servicing and building one-on-one relationships with their players.

We also provide 24/7 customer support in the languages and currencies supported by our software for enhanced convenience to our licensees’ global player base. Our customer support is available to help players with technical questions or assist with the gaming software and e-cash accounts.

Increasingly, we view our marketing support services as a key differentiator in our product and service offerings, as they form a key part of the Company’s brand ownership and management strategy. During 2006, OIGE NV, operator of the InterCasino, InterPoker and ExtremePoker brands, was the only licensee to use our marketing support services. In 2007, the Company began providing these services to Parbet and Oceania Caribe Licensing N.V., operator of PlayboyGaming, as well. Our ability to offer these services was a key differentiator in winning the business of the Playboy brand.

It is our objective to continue to introduce innovative software products, support tools and services that appeal to broad segments of gaming audiences worldwide.

Distribution Methods

We currently market our technology and services through a select sales and marketing strategy whereby we identify key potential customers that meet our licensee profile, and then contact such prospects directly. The Company has recently expanded its marketing effort by adding a marketing director. We also attend industry trade shows around the world to generate new prospects, and respond to referrals from existing customers and other industry participants. CryptoLogic has sought licensees with an established brand, an audience with a propensity to gamble, and sufficient resources and commitment to successfully market the business. In today’s changed online gaming environment following the passage of UIGEA, CryptoLogic has adapted this strategy to our core Internet casino and poker markets.

In Internet casino, the key to success is differentiation through the combination of our new and innovative games with effective marketing to players by our licensees. CryptoLogic will continue to pursue new casino opportunities emphasizing brand name licensees with marketing commitment. In online poker, the key to success is liquidity, that is, more players from more sources – 24/7. Given our significantly enhanced poker platform, we have the infrastructure and capacity to also pursue promising new European Internet poker licensees and will continue to seek these growth opportunities to contribute to overall poker network liquidity.

We are leveraging our strong UK licensee base to continue to focus our sales and marketing efforts in our key markets of the UK and Continental Europe, and to explore longer term prospects in other markets such as Asia. Our strategy in these markets includes the use of or introduction of multi-language and multi-currency software versions, by marketing current languages and currencies and introducing new ones with existing and new customers, as well as exploring foreign payment options that increase the ability of our customers to attract a broader, international player base. As a result of the UIGEA, the Company will not support licensees who take wagers from US-based players.

While Asia offers large market potential, this region represents a longer term opportunity because of higher barriers to entry due to fragmented legislation and no single popular payment form. In 2006, we established our first Asian presence by hiring a Managing Director for the Asia-Pacific region, who is based in Singapore. This Managing Director is responsible for our strategy development and implementation in the region and is identifying local partners that can help us establish meaningful contacts with governments and major, brand name gaming organizations. We will continue to pursue opportunities in this market that we believe will generate an appropriate return.

In 2007, we acquired minority interests in two Asian game developers (see page 10).

Revenue

Substantially all of our revenue is of a recurring nature in that WagerLogic’s licensees pay an ongoing fee each month over the contract term for the licensing and support of our software, calculated as a percentage of each licensee’s level of activity. Additional revenues are derived from other sources including fees for the provision of software customization, and advertising and marketing services related to our portal business. Historically, we experience seasonality with slower sales in the second and third quarters, as the use of the Internet is not as strong in the summer months when players tend to spend less time indoors and at their computers. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods.

In 2007, revenue was $73.7 million (2006: $104.0 million), with 93.6% (2006: 89.5%) of this amount represented by ongoing software licensing fees. Other revenue sources accounted for 6.4% of total revenue (2006: 10.5%).

Fee revenue from our casino business is calculated as a percentage of a licensee’s level of activity in its online casino site. By contrast, fees from Internet poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand), or fixed fees for entry into poker tournaments. $49.5 million or 67.1% of our total revenue was derived from our casino business in 2007 (2006: $59.2 million or 56.9%). Internet poker fees were $19.5 million or 26.5% of total revenue in 2007 (2006: $33.9 million or 32.6%).

Production and Services

Through its subsidiary, WagerLogic, the Company’s gaming software, e-cash systems and support and 24/7 customer support, are licensed, typically as a complete solution, to an international customer base. WagerLogic licensees pay an initial one-time customization fee to brand the software to the look and feel of that particular customer and then an ongoing fee for the licensing and support of the software, calculated as described earlier. WagerLogic retains ownership and control of the software being licensed. Fees for our marketing support services are reflected in both higher licensing fee rates as well as separate charges for specific work performed.

The Company’s research and development (R&D) activities are predominantly performed in Canada with some remote development in Kiev, Singapore and Shanghai. Certain game variations, themes and components may be outsourced to third-party development organizations. The Company is organized into dedicated teams to specialize in strategic focus areas: i) casino and poker game development and enhancements; ii) system infrastructure and scalability; and iii) enhancement of our customer support and back-office systems. System infrastructure servers, which include gaming servers, e-cash servers, database servers and download servers, are required to ensure effective operations of licensees’ online gaming sites. The Company owns and maintains the infrastructure servers, which are located in various jurisdictions around the world in secure facilities. The game servers are owned by a third party and contracted to the Company for its use.

Specialized Skill and Knowledge

As at December 31, 2007, our Company, including our subsidiaries, employed 310 people, with 177 employees located in Canada and 133 located internationally. 88% of our staff is dedicated to development, licensee support operations and product support.

Our ability to attract and retain highly skilled technical and management personnel and a multi-lingual customer support staff is one of the key factors in our success.

As the demand for gaming options and the quality of products has increased, additional staffing requirements may be necessary to remain competitive. In 2007, our employees decreased to 310 from 400 in 2006, which reflected our focus on tight control over costs in the wake of the UIGEA.

Competitive Conditions

Although online gaming is a fast-growing industry, it is becoming increasingly competitive and sophisticated. GBGC, a UK consulting firm focused on the land-based and online interactive gaming industries, estimates that the global market for online gaming, which is comprised of casino games, sports betting, poker, bingo, and lotteries, reached $7.2 billion in annual revenue in 2006 (excluding the United States), up from $2.7 billion in 2003. While it is difficult to confirm the exact number of Internet gaming sites since most companies are private, current estimates are around 2,400 online gaming properties down from more than 2,800 (source: GBGC) several years ago. This decrease points to industry consolidation. As Internet gaming has developed and increased in sophistication, so have the players who can choose from a proliferation of sites. Competition for players’ attention and share of wallet is intensifying, and players are demanding more value, more games and the ultimate entertainment experience.

CryptoLogic’s primary focus areas are Internet casino and poker, which are proven, cash generative business sectors on the Internet. Online casino first developed more than a decade ago. Therefore, Internet casino is a more mature marketplace, although it remains a major pillar at 33.5% of the global online gaming market in 2006 (excluding the US) (source: GBGC). While online casino growth outside the US is predicted to remain healthy at over 21% per year in the next two years (source: GBGC), we expect it will be insufficient to compensate for the loss of the US market in 2008. Industry experts forecast Internet casino to reach $3.9 billion by 2012, excluding the United States (source: GBGC).

While Internet poker first took off a few years ago, it has grown almost eighteen-fold to an estimated $1.6 billion in 2006 (excluding the United States) (source: GBGC). This sector is already dominated by major operators offering liquidity (that is, a site which is well populated to ensure a player will always find a game, at the appropriate stake level and in the appropriate currency, around the clock), and a variety of games and tournaments. While online poker growth outside the US is predicted to remain strong at over 17% per year in the next two years (source:  GBGC), we expect it will be insufficient to compensate for the loss of the US market in 2008. Industry experts forecast Internet poker to reach $3.2 billion by 2012, excluding the US (source: GBGC).

Licensees of our software compete with existing and more established recreational services and products, in addition to other forms of entertainment. Our success will depend, in part, upon our ability to enhance our products and services, expand our system infrastructure and resiliency, keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance.

We compete with a number of public and private companies, which provide electronic commerce and/or Internet gaming software. Given the stage of development of the industry and the number of private organizations operating in the industry, information about the nature of our competitors, their operations and their resources is difficult to compile. In addition to current known competitors, traditional land-based gaming operators and other entities, many of which have significant financial resources and name brand recognition, may provide Internet gaming services in the future, and thus become competitors of CryptoLogic. Increased competition from current and future competitors and increased expenditures has and could continue to result in the reduction of our margins, or could result in the loss of our market share.

The global nature of the Internet makes most Internet markets, including the online gaming industry, relatively accessible to a wide number of entities and individuals. We believe the principal competitive factors in our industry that create certain barriers to entry include reputation, technology, financial stability and resources, proven track record of successful operations, critical mass (particularly relating to online poker), regulatory compliance, independent oversight and transparency of business practices. While these barriers will limit those able to enter or compete effectively in the market, it is likely that new competitors will be established in the future, in addition to known current competitors.

New Products and Services

In 2007, we continued to introduce new poker software enhancements and features including Headhunter Challenge, an industry first and new type of multi-table poker tournament that allows players to earn cash for every player (‘head’) they eliminate; Bounty Tournaments, which adds a cash bounty to the ‘heads’ of big-name entrants such as celebrities and professional players; and a new Tournament Key Hands Review tool that allows players to review key hands and identify the turning point in a big match. Today, we offer one of the most extensive poker offerings on the Internet, ranging from play for fun, 0.15/0.25 to 150/300 games for a wider range of stakes, levels and speed of play, all in the three major currencies (US dollars, British pounds and Euros).

We now have 12 licensees using our poker solution (including Holland Casino expected to come on line in 2008), and are benefiting from strong player traffic and revenue growth derived from the central poker room the licensees’ share. Our licensees’ poker room currently attracts more than 6,000 concurrent online players at peak. However, the offerings on the Internet, ranging from play for fun, 0.15/0.25 to 150/300 games for a wider range of stakes, levels and speed of play, all in the three major currencies (US dollars, British pounds and Euros).

We now have 12 licensees using our poker solution (including Holland Casino expected to come on line in 2008), and are benefiting from strong player traffic and revenue growth derived from the central poker room the licensees’ share. Our licensees’ poker room currently attracts more than 6,000 concurrent online players at peak. However, the  number of concurrent players is down from a peak of over 9,000 players earlier in 2006, primarily due to the industry-wide impact of the UIGEA and the exit of Betfair, a major licensee, from the poker room, both in the fourth quarter of 2006, as well as a slowing of growth in European poker from the exponential rate of previous years. Our Internet poker fees remain a significant revenue contributor, accounting for $19.5 million or 26.5% of total 2007 revenue (2006: $33.9 million or 32.6%). Poker fees are expected to grow only through the addition of new licensees.

In 2007, we continued to expand our game suite in our core casino business with a succession of new themes and variations. New games help re-energize players and drive increased revenue for our licensees and CryptoLogic. During the year, we released 15 more casino games including:

•

More of our multi-currency jackpot video slot games featuring popular Marvel action characters, including Spider-Man, The Fantastic Four, Wolverine and Captain America, which brands have been exclusively licensed for CryptoLogic-developed games;

•	The first and only play-for-real slot version of Jewel Quest®, the popular treasure hunt game that is widely played on major portals such as MSN.com, Yahoo! and AOL;
•	Sudoku, the logic game played by millions of people around the world every day, has been adapted for online slot players;
•	A new patent-pending game, Multi-Hand Video Blackjack, which brings together blackjack and video poker; and
•	New bonus slot titles, Rajah’s Rubies, Double Panda, Native Treasure and Computer Rage, which deliver exotic travel, jungle adventure and office mayhem.

Our online casino revenue remained our core business, representing 67.1% of total 2007 revenue or $49.5 million (2006: $59.2 million or 56.9%). While casino fees declined in absolute dollars, they have increased as a percentage of total revenue due to the success of new games and casino launches in 2007.

Intellectual Property

As a leading software developer in the Internet gaming industry, our business is based on licensing our gaming software and related proprietary e-commerce technology and support services through WagerLogic. Licensing contracts generally have three-year terms, are exclusive and have renewal provisions, which provide us with a recurring revenue stream. We rely on a combination of laws and contractual provisions to establish and protect our rights in our software and proprietary technology. We believe that our competitive position is in part dependent upon our ability to protect our proprietary information and technology. We generally enter into non-disclosure and invention agreements with employees, licensees, consultants and customers, and historically have provided restricted access to our software products’ source codes. Our source codes are proprietary to us and we attempt to protect the source code versions of our products as trade secrets and unpublished copyrighted works. Despite our precautions and measures implemented to protect against such attempts, unauthorized parties may have or could in the future copy or otherwise reverse engineer portions of our product or otherwise obtain and use information that we regard as proprietary.

We have patents and trademarks in certain jurisdictions and are in the process of applying for further trademark registrations and patents, which may provide protection in relevant jurisdictions. However, there can be no assurance that this will be sufficient to fully protect our proprietary technology. In addition, certain provisions of our license agreements, including provisions protecting against unauthorized use, transfer and disclosure, may be found to be unenforceable in certain jurisdictions.

We believe that patent, trademark, copyright and other legal protections are less significant to our success than other factors such as the knowledge, ability and experience of our personnel, new product and service developments, frequent product enhancements, customer service and ongoing product support.

We also have a proprietary interest in our name. The names “CryptoLogic” and “WagerLogic” have become well known in the Internet gaming industry. Accordingly, our competitive position could be affected if our name was misappropriated and our reputation compromised.

There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our technology or independent development by others of technologies that are substantially equivalent or superior to our technology. Any misappropriation of our name, technology or development of competitive technologies could have a material adverse effect on our business, revenues, operating results and financial condition.

We also have licensing agreements with third parties for intellectual property that we use in the provision of our gaming software and services, which are subject to renewal. Due to the complex and sophisticated nature of the business, there can be no assurance that there has been no unintentional breach of some parties’ intellectual property rights.

Cycles

Historically, we have experienced slower revenues in the second and third quarters, as the use of the Internet is not as strong in the summer months, when players tend to spend less time indoors and at their computers. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods.

Economic Dependence

In 2007, our top 7 licensees accounted for approximately 79% of our total revenue. In addition, all of our licensees operate from one licensing jurisdiction. The loss of one or more of these key licensees or their license to operate in the licensing jurisdiction or a material change in the terms of the license agreements could have a material adverse effect on our business, revenues, operating results and financial condition.

Changes to Contracts

The Company’s online gaming software solution and services are licensed to third-party gaming operators around the world. Licensing contracts generally have three-year terms, are exclusive, and have renewal provisions, which provide us with a long term ongoing revenue stream. Contracts are subject to renewal, renegotiation and may be contingent on certain performance requirements. There can be no assurance that license agreements will be renewed or that there will not be a material change in the terms of the contract, which could adversely affect our business, revenues, operating results and financial condition. One customer contract comes up for renewal in 2008.

Employees

As at December 31, 2007, our Company, including our subsidiaries, employed 310 people, with 177 employees located in Canada and 133 located internationally.

Foreign Operations

As companies and consumers involved in Internet gaming, including the players of our licensees, are located around the globe, there is uncertainty regarding exactly which government has jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. The uncertainty surrounding the regulation of Internet gaming in the various jurisdictions in which we operate could have a material adverse effect on our business, revenues, operating results and financial condition.

There are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks, and changes in the political and economic stability, regulatory and taxation structures, and the interpretation thereof, of jurisdictions in which the Company and its licensees operate, and in which our licensees’ customers are located, all of which could have a material adverse effect on our business, revenues, operating results and financial condition.

Our ability to expand our business in certain countries will require modification of our products, particularly domestic language availability, currency support and potentially the development of new games that have greater regional appeal. There can be no assurance that we will be able to sustain or increase revenue derived from international operations or that we will be able to penetrate linguistic, cultural or other barriers to new foreign markets.

Reorganizations

Pursuant to a business reorganization implemented by way of an Ontario Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. CryptoLogic Limited is incorporated under the laws of Guernsey with corporate headquarters in Dublin, Ireland. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited common shares or, in the case of taxable Canadian residents, exchangeable shares (“Exchangeable Shares”) of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. Holders of CEC shares participate equally in voting and dividends with the shareholders of the Company. No additional shares of CEC have been or will be issued. CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), NASDAQ Global Select Market (symbol: CRYP) and the London Stock Exchange’s Main Market (symbol: CRP). CEC shares trade on the Toronto Stock Exchange (symbol: CXY). Particulars of the Arrangement are found in the Information Circular dated April 23, 2007, which can be viewed on the SEDAR website www.sedar.com.

With the move of the Company’s headquarters to the Republic of Ireland, the executive functions of the Chief Executive Officer and the Chief Financial Officer have been transitioned to Ireland. We expect our European-based headquarters to provide strategic benefits, including:

•

bring the Company closer to the world’s major markets (particularly, the UK, Europe and Scandinavia) that embrace Internet gaming, and therefore, closer to its key customers, investment community and prospects;

•	enable the Company to provide a wider range of marketing support and brand management services to licensees;
•	broaden the Company’s strategic acquisition opportunities; and
•	increase liquidity, over time, in the Company’s shares in the UK.

Risk Factors

CryptoLogic operates in a rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond our control and which could have a material adverse effect on our business, revenues, operating results and financial condition. The following discussion highlights some of these risks and uncertainties. In addition, readers should carefully review the risk factors described in the Company’s 2007 Management’s Discussion and Analysis filed with various securities commissions.

Industry Risks

Government Regulation

The Company and our licensees are subject to applicable laws in the jurisdictions in which they operate. Our licensees hold government licenses to operate Internet gaming sites in Malta. Some jurisdictions have introduced regulations attempting to restrict or prohibit Internet gaming, while other jurisdictions have taken the position that Internet gaming is legal and have adopted or are in the process of considering legislation to regulate Internet gaming.

While the UK and other European countries such as Malta and Gibraltar are adopting a regulated online gaming approach, opposing views are developing in Europe. Some European countries, including Italy, Germany and France where there are state-owned monopolies, are taking action aimed at banning foreign online gaming operators to protect their monopolies. Such actions by these European Union (EU) member states are in conflict with a decision of the European Court of Justice that challenges the monopolies and have prompted the European Commission (EC) to look at creating new legislation that could harmonize online gaming within the EU, which is in line with the EC’s goal to encourage a free and open cross-border market. There is no indication that any such directives will be introduced in the near term. In the meantime, however, the EC has initiated infringement proceedings against some member states in relation to perceived breaches of Articles 43 and 49 of the EC Treaty (which articles enshrine the principles of freedom of establishment and movement of services).

As companies and consumers involved in Internet gaming are located around the globe, including our licensees and their players, there is uncertainty regarding which government has authority to regulate or legislate the industry. Legislation designed to prohibit Internet gaming was enacted on October 13, 2006 in the United States (UIGEA), and may be adopted in other jurisdictions.

Future decisions may have a material impact on our operations and financial results. There is a risk that governmental authorities may view us or our licensees as having violated the local law of their end users, despite CryptoLogic’s requirement that each licensee is licensed to operate an Internet gaming business by the governmental authority of the country in which the gaming servers associated with the licensees’ gaming operations are located. Therefore, there is a risk that civil and criminal proceedings, including class actions brought by or on behalf of public entities or private individuals, could be initiated against us, our licensees, Internet service providers, credit card processors, advertisers and others involved in the Internet gaming industry and could involve substantial litigation expense, penalties, fines, injunctions or other remedies or restrictions being imposed upon us or our licensees or others while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition.

There can be no assurance that prohibiting legislation will not be proposed and passed in potentially relevant jurisdictions to legislate or regulate various aspects of the Internet or the Internet gaming industry. The burden of compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations.

There have recently been a number of legal developments associated with the manner in which the business of gaming, and in particular, Internet gaming, is treated in the UK and Continental Europe. Some of these developments can be considered as positive and some as negative. In this regard a brief summary of the regulatory situation in the UK and Europe follows:

United Kingdom

In September 2007, the UK Gambling Act went into force, which regulates online gaming for the first time in that jurisdiction. Most of the underlying codes in relation to entities established in the UK, or marketing into the UK have now been enacted. However, there is no assurance that the UK regulatory regime as interpreted by the Gambling Commission, the Gambling Act’s regulator, will provide a commercially-viable market and may create restrictions that would have a material adverse effect on CryptoLogic’s customers, business, revenues, operating results and/or financial condition.

Continental Europe

France and Germany

France and Germany in particular appear to be moving towards imposing greater restrictions on internet gaming operators, both by virtue of proposed changes to legislation and through heightened enforcement measures. It is possible that adverse legal developments in these countries could have a material adverse impact on the Company and/or its licensees.

Italy

Recent willingness by the Italian government to regulate certain forms of Internet gaming could be perceived as indicative of a liberalization of the Internet gaming industry as a whole in that country. However, at present, the form of regulation put forward by has failed to create attractive market conditions for many operators. As such, notwithstanding the fact that this market may appear to be liberalizing, in practice, they have not liberalized in a manner, or to a degree, that is helpful to the Company or its licensees. The Company and its licensees remain at risk that Italy may take aggressive action against parties whose operations at are not licensed pursuant to the regulatory regimes established by this country.

Spain

Madrid’s regional government has recently implemented new legislation to regulate Internet gaming but it only permits services to be supplied by the licensed entity to Madrid residents. Therefore obtaining a license may be of little commercial value to any operator. Other regions may follow suit. However Spain historically has taken little or no enforcement action against operators of Internet gaming which are based outside the jurisdiction. There is no guarantee however that this position will remain the same if the system of regulation becomes more widespread (so as to create a value in obtaining a license).

Holland

It is expected that our agreement with the state-sponsored casino operator, Holland Casino, to supply casino and poker room software for the Dutch market will be positive for the Company. However, certain of CryptoLogic’s other licensees presently operate in the Dutch market and the Dutch government has consistently taken steps to support and protect Holland Casino’s monopoly including by taking legal action against Internet gaming operators. In the event that the Dutch government seeks to take further steps to protect the online business of Holland Casino by discouraging other operators from operating in the Dutch marketplace, either through changes in legislation or enforcement measures, the Company’s licensees (and CryptoLogic accordingly) could be adversely impacted.

Scandinavia

Governments in most Scandinavian countries have attempted to discourage their citizens from gambling with online operators by taxing their citizens’ winnings. Generally speaking, winnings realized through a state sponsored operator are not taxable, but winnings from other sources can be subject to inconsistent application of taxation law in relation to domestic and non-domestic products in the EU. Until such time as the tax authorities in the various countries make an official pronouncement on the manner in which these tax laws will be applied, it is unclear as to what impact these tax policies will have on the business of the Company’s licensees.

United States

Since the enactment of UIGEA in October 2006, the Company has prohibited its licensees from taking any wagers from the US. The UIGEA made it illegal to accept any funds connected with unlawful Internet gaming, although some US enforcement agencies claimed that previous existing legislation similarly outlawed both the supply and related payments. Although CryptoLogic historically derived a majority of its revenues from sources outside of the US, given that the Company had previously derived licensing revenue and provided payment processing solutions (through its e-cash services) on behalf of some licensees who took wagers from the US, there is no guarantee that the US Department of Justice will not seek to prosecute the Company, its officers or directors for alleged historic transgressions or similarly prosecute its licensees or their directors or shareholders. Such proceedings could result in criminal penalties, substantial fines, damages and sequestration of assets. They also could damage the reputation of the Company, divert the time of the Company’s key executives and have a material adverse effect on the business, revenues, operating results and/or financial condition of the Company.

Payment Processing

With the enactment of the UIGEA, financial institutions in the United States ceased to accept online gaming transactions. This event has had a negative impact on the Internet gaming industry as a whole, on our licensees, and on the Company, as evidenced by lower revenues and earnings in 2007. There can be no assurance that other financial institutions or credit card issuers outside the United States will not enact additional restrictions. Any such developments would have a material adverse effect on our business, revenues, operating results and financial condition. The loss of a major payment option could have a material adverse affect on our business.

There can be no assurance that our systems and measures in place will or can guarantee protection against fraudulent activities and unauthorized access from minors, which could have a material adverse effect on our reputation, business, revenue, operating results and financial conditions. We attempt to mitigate these concerns with systematic controls and a dedicated fraud team. There is an audit trail for every transaction contrary to land-based gaming activities that are primarily cash processors. As well, we establish relationships with financial institutions that are subject to stringent banking regulations in their respective jurisdictions.

E-commerce Law

In addition to regulations pertaining specifically to online gaming, we may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. As well, current laws, which predate or are incompatible with the Internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet.

The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse affect on our business, revenues, operating results and financial condition.

Business Risks

Internet Viability and System Infrastructure and Reliability

The growth of Internet usage has caused frequent interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that the Internet infrastructure or the Company’s own network systems will continue to be able to support the demands placed on it by the continued growth of the Internet, the overall online gaming industry or that of our customers.

The Internet’s viability could be affected if the necessary infrastructure is not sufficient, or if other technologies and technological devices eclipse the Internet as a viable channel.

End-users of our software depend on Internet Service Providers (“ISPs”), online service providers and our system infrastructure for access to the Internet gaming sites operated by our licensees. Many of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability or interruption. Our licensees may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems. As a result, we may not be able to meet a level of service that we have contracted for, and we may be in breach of our contractual commitments, which could materially adversely affect our business, revenues, operating results and financial condition.

Market Demand

The Internet gaming industry continues to evolve rapidly and is characterized by an increasing number of market entrants. The demand and acceptance for new products and services are subject to a level of uncertainty and growing competition, and if our production services do not continue to receive market acceptance, our business, revenues, operating results and financial condition could be materially adversely affected.

Internet Security

Our Internet gaming software and electronic commerce services are reliant on technologies and network systems to securely handle transactions and user information over the Internet, which may be vulnerable to system intrusions, unauthorized access or manipulation. As users become increasingly sophisticated and devise new ways to commit fraud, our security and network systems may be tested and subject to attack. We have experienced such system attacks in the past and implemented measures to protect against these intrusions. However, there is no assurance that all such intrusions or attacks will or can be prevented in the future, and any system intrusion/attack may cause a delay, interruption or financial loss, which could have a material adverse effect on our business, revenue, operating results and financial condition.

Reliance on Other Parties

Our electronic commerce product relies on ISPs to allow our licensees’ customers and servers to communicate with each other. If ISPs experience service interruptions, it may prevent communication over the Internet and impair our ability to carry on business. In addition, our ability to process e-commerce transactions depends on bank processing and credit card systems. In order to prepare for system problems, we are strengthening and enhancing our current facilities and the capability of our system infrastructure and support. Nevertheless, any system failure as a result of reliance on third parties, including network, software or hardware failure, which causes a delay or interruption in our e-commerce services could have a material adverse effect on our business, revenues, operating results and financial condition.

Competition

Licensees of our software compete with existing and established recreational services and products, in addition to other forms of entertainment. Our success will depend, in part, upon our ability to enhance our products and services to keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance.

We compete with a number of public and private companies, which provide electronic commerce and/or Internet gaming software. In addition to known current competitors, traditional land-based casino operators and other entities, many of which have significant financial resources, an entrenched position in the market and name-brand recognition, may provide Internet gaming services in the future, and thus become our competitors. As well, such companies may be able to require that their own software, rather than the software of others, including our gaming software or our e-cash systems and support, be used in connection with their payment mechanisms.

The barriers to entry into most Internet markets are relatively low, making them accessible to a large number of entities and individuals. We believe the principal competitive factors in our industry that create certain barriers to entry include reputation, technology, financial stability and resources, proven track record of successful operations, critical mass (particularly relating to online poker), regulatory compliance, independent oversight and transparency of business practices. While these barriers will limit those able to enter or compete effectively in the market, it is likely that new competitors will be established in the future, in addition to our known current competitors.

Increased competition from current and future competitors has and may in the future result in price reductions and reduced margins, or may result in the loss of our market share, any of which could materially adversely affect our business, revenues, operating results and financial condition.

Dependence on Licensees

In fiscal 2007, our top 7 licensees accounted for approximately 79% (2006: 84%) of our total revenue. In addition, all our key licensees operate from one licensing jurisdiction. The loss of one or more of these key licensees, or the loss of their license to operate in the licensing jurisdictions, could have a material adverse effect on our business, revenues, operating results and financial condition.

Chargebacks

We are subject to exposure in regard to chargebacks, which may also result in possible penalties and elimination of the payment option. Chargebacks are any deposit transaction credited to a user’s account that is later reversed or repudiated. While the Company has fraud control measures to minimize exposure and provision for chargebacks, this factor could have a material adverse effect on our business, revenues, operating results and financial conditions.

Foreign Operations

As companies and consumers involved in Internet gaming, including the players of our licensees, are located around the globe, there is uncertainty regarding exactly which government has jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. The uncertainty surrounding the regulation of Internet gaming in the various jurisdictions in which we operate could have a material adverse effect on our business, revenues, operating results and financial condition.

There are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks, and changes in the political and economic stability, regulatory and taxation structures, and the interpretation thereof, of jurisdictions in which we, our subsidiaries and our licensees operate, and in which our licensees’ customers are located, all of which could have a material adverse effect on our business, revenues, operating results and financial condition.

There can be no assurance that we will be able to sustain or increase revenue derived from international operations or that we will be able to penetrate linguistic, cultural or other barriers to new foreign markets.

Foreign Exchange

Our financial results are reported in US currency, which is subject to fluctuations in respect of the currencies of the countries in which we operate, including British Pounds, Euros, and Canadian Dollars. Accordingly, fluctuations in the exchange rate of world currencies could have a positive or negative effect on our reported results. We may utilize a hedging program from time to time and/or take advantage of the natural hedge in having operations in multiple currencies to mitigate a portion of our currency risks, but there can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

Legal Proceedings

We, and certain of our subsidiaries, may be involved in litigation arising in the ordinary course and conduct of business. The outcome of such matters cannot be predicted with certainty, and could have a material adverse effect on our business, revenues, operating results and financial condition.

Moreover, from time to time, third parties have asserted and may continue to assert patent, trademark, copyright and other intellectual property rights to technologies or business methods that we consider important. There can be no assurance that the assertion of such claims will not result in litigation or that we would prevail in any such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party or, if such a license is required, that it would be available on terms acceptable to us.

Intellectual Property

We rely on a combination of laws and contractual provisions to establish and protect our rights in our software and proprietary technology. We believe that our competitive position is dependent in part upon our ability to protect our proprietary technology. We generally enter into non-disclosure and invention agreements with employees, licensees, consultants and customers, and historically have restricted access to our software products’ source codes. We regard our source codes as proprietary information, and attempt to protect the source code versions of our products as trade secrets and unpublished copyrighted works. Despite our precautions and measures implemented to protect against such attempts, unauthorized parties may have or could in the future copy or otherwise reverse engineer portions of our products or otherwise obtain and use information that we regard as proprietary.

Our Company has patent and trademarks in certain jurisdictions and is in the process of applying for further trademark registrations and patents, which may provide such protection in relevant jurisdictions. However, there can be no assurance that this will be sufficient to fully protect our proprietary technology. In addition, certain provisions of our license agreements, including provisions protecting against unauthorized use, transfer and disclosure, may be found to be unenforceable in certain jurisdictions.

We believe that patent, trademark, copyright and other legal protections are less significant to our success than other factors such as the knowledge, ability and experience of our personnel, new product and service developments, frequent product enhancements, customer service and ongoing product support.

We also have a proprietary interest in our name. The names “CryptoLogic” and “WagerLogic” have become known in the Internet gaming industry. Accordingly, our competitive position could be affected if our name was misappropriated and our reputation in any way compromised.

There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our technology or independent development by others of technologies that are substantially equivalent or superior to our technology. Any misappropriation of our name, technology or development of competitive technologies could have a material adverse effect on our business, revenues, operating results and financial condition.

Due to the complex, sophisticated and global nature of the business, there can be no assurance that there has been no breach of third parties’ intellectual property rights by the Company, and any adverse judgement in this regard could have a material adverse effect on our business, revenues, operating results and financial condition.

Hiring and Retaining Employees

Our future success is dependent on certain key management and technical personnel. The loss of these individuals or the inability to attract and retain highly qualified employees and advisors could have a material adverse effect on our business, revenues, operating results and financial condition.

Managing Rate of Growth

We have a history of growth. The expansion of our business and the increasing complexity of our product offerings, coupled with the rapid evolution of our markets, and increasing competition that will put pressure on margins have placed, and are expected to continue to place, a significant strain on our management and operational resources and to increase demands on our internal systems, procedures and controls. Our future operating results will depend on management’s ability to develop and manage growth, enhance our products and services to respond to market demand, deal with competition and evolving customer requirements, manage our system infrastructure and requirements to meet the growing demands of our business, hire and retain significant numbers of qualified employees, accurately forecast revenues and control expenses. A decline in the growth rate of our revenues without a corresponding and timely slowdown in our expenses, or our inability to manage or build future growth efficiently, could have a material adverse effect on our business, revenues, operating results and financial condition.

Future Acquisitions and Investments

As part of our business strategy, we have and may continue to make acquisitions of, or significant investments in, businesses or technology that offer complementary products, services, and technologies. Any acquisition or investment will be accompanied by risks, including the difficulty of assimilating the operations and personnel of the acquired businesses; the potential diversion of the attention of management from our business; the inability of management to maximize the financial and strategic position of our Company or returns from the investment or acquired businesses; changing technology approach and requirements, the maintenance of uniform standards, controls, procedures and policies; and the impairment of relationships with employees and clients as a result of and integration of the investment, acquisition or new personnel.

Stock Volatility and Liquidity

The market price of our common shares has experienced significant fluctuation and may continue to fluctuate significantly. The market price of our common shares may be adversely affected by various factors, such as proposed Internet gaming legislation or enforcement of existing laws, the loss of a customer, the announcement of new products or enhancements, innovation and technological changes, quarterly variations in revenue and results of operations, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions or market conditions specific to particular industries, including the Internet and gaming.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These company-specific or broad market fluctuations may adversely affect the market price for our common shares. Anti-online gaming legislation could also impact our ability to remain listed.

Although our common shares are listed and traded on the Toronto Stock Exchange, the NASDAQ Global Select Market and the London Stock Exchange’s Main Market, this should not imply that there will always be a liquid market in our common shares. In addition, pursuant to a business reorganization completed in 2007 (see page 2), exchangeable shares of an indirect subsidiary of the Company, CEC were issued, and are listed and traded on the Toronto Stock Exchange. Because of separate listings, the trading prices of the common shares and CEC shares may not reflect equivalent values. Company-specific or broader market fluctuations may adversely affect the market price of the exchangeable shares, and there can be no assurance that there will continue to be an active market for these securities.

Item 5: DIVIDENDS

On September 10, 2003, CryptoLogic’s Board of Directors declared the Company’s first dividend of $0.03 per common share (annual rate of $0.12), paid on November 24, 2003. On November 4, 2004, CryptoLogic’s Board approved an increase in our quarterly dividend to $0.05 per common share (annual rate of $0.20). On the dividend’s third anniversary, the quarterly rate was increased to $0.07 per common share (annual rate of $0.28). On May 9, 2006, the Company announced a subsequent increase to $0.12 per common share per quarter (annual rate of $0.48). On February 14, 2007, a quarterly dividend of $0.12 per common share was announced, the same rate as the prior four quarters and for the remaining quarters of 2007. Holders of CEC (see page 2) participate equally in the dividends as with the common shareholders of the Company. Each future quarterly dividend will be subject to Board approval based on the Company’s financial results.

Item 6: DESCRIPTION OF CAPITAL STRUCTURE

Our authorized capital consists of an unlimited number of common shares and one special voting share through which CEC (see page 2) shareholders obtain voting rights. As of December 31, 2007, there were 12,813,737 common shares issued and outstanding, which excludes 1,114,494 shares in CEC. Including the CEC shares, the common shares outstanding would be 13,928,231. Holders of the Company’s common shares and holders of CEC shares are entitled to equal dividends under a series of agreements. The CEC shareholders are entitled to one vote per share alongside the votes of the common shares through a special voting share and a series of agreements established at the reorganization in May 2007.

Item 7: MARKET FOR SECURITIES

Our common shares have been listed for trading on the Toronto Stock Exchange since September 30, 1998 under the symbol “CRY”, on the NASDAQ Global Select Market (formerly NASDAQ National Market) since March 20,

2000 under the symbol “CRYP”, and on the Main Market of the London Stock Exchange since September 15, 2003 under the symbol “CRP.” Our exchangeable shares have been listed for trading on the Toronto Stock Exchange since June 1, 2007 under the symbol “CXY”.

The following table provides the monthly trading information of the Company’s common shares (symbol: CRY) on the Toronto Stock Exchange for the year ended December 31, 2007*:

Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2007/12	19.26	20.75	17.00	17.49	932	147,329	2,774,805.80
2007/11	18.22	20.45	17.13	19.13	1,979	306,728	5,726,773.21
2007/10	19.75	20.58	18.24	18.33	1,272	213,782	4,242,783.49
2007/09	22.09	22.10	19.85	19.85	807	138,438	2,881,703.73
2007/08	22.36	24.35	19.51	22.10	2,345	362,517	8,060,864.51
2007/07	25.51	26.03	21.91	22.42	2,837	444,417	10,798,974.80
2007/06	25.58	27.36	25.39	25.95	3,727	564,378	14,886,787.28
2007/05	33.23	34.29	24.86	25.42	4,145	800,764	22,354,782.16
2007/04	28.98	34.81	28.40	33.26	3,381	521,476	16,272,558.48
2007/03	26.01	30.11	25.55	28.83	4,164	654,298	18,525,502.29
2007/02	29.15	33.60	26.20	26.86	6,389	1,288,476	37,588,756.52
2007/01	27.00	30.28	26.79	29.28	5,697	1,014,824	29,183,303.06

*	Trading information is in Canadian dollars, except the number of trades and volume traded.

The following table provides the monthly trading information of CEC shares (symbol: CXY) on the Toronto Stock Exchange for the year ended December 31, 2007*:

Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2007/12	19.85	21.00	19.50	19.50	181	83,386	1,680,650.45
2007/11	18.25	20.00	17.40	19.85	140	55,451	1,064,422.09
2007/10	22.40	22.70	18.04	19.00	159	40,771	867,453.57
2007/09	22.00	23.50	21.75	22.20	137	55,605	1,226,788.60
2007/08	22.70	24.00	20.65	22.02	246	66,651	1,472,912.72
2007/07	25.31	26.00	22.55	22.95	235	83,581	2,060,811.07
2007/06	26.37	27.40	25.00	25.23	194	45,363	1,189,662.90

*	Trading information is in Canadian dollars, except the number of trades and volume traded.

Item 8: DIRECTORS AND OFFICERS

The names of the directors and senior officers of our Company at March 27, 2008, their municipalities of residence, their respective positions with our Company and the date upon which they were first elected as a director or officer of CryptoLogic, including the predecessor company, are set out in the table below:

Name and Municipality of Residence	Principal Occupation	Date of First Election as Director(5)/Officer	Common Shares Held as at March 27, 2008(6)	Options Held as at March 27, 2008(6)	LTIP Units Held as at March 27, 2008
Thomas Byrne(1)(2)(3) Dublin, Ireland	•Director of the Company •Self-employed Chartered Accountant	April 13, 2007	2,000	Nil	Nil
Stephen H. Freedhoff, CA, CFP(1)(2)(7) Toronto, Ontario	•Director of the Company •Self-employed consultant	May 1, 2003	Nil	13,333	Nil
Brian Hadfield(4)(8) Burnham Beeches, England	•Director of the Company •President and CEO of the Company	May 30, 2007	Nil	Nil	Nil
Michael Starzynski Toronto, Ontario	•CTO of the Company	March 17, 2003	115	53,750	15,000
Robert H. Stikeman(3)(4) Toronto, Ontario	•Chairman of the Board and Director of the Company •Partner, Stikeman, Keeley, Spiegel & Pasternack LLP (a law firm)	March 7, 1996	5,000 (CEC)	92,000	Nil
Stephen B. Taylor, CA Dublin, Ireland	•Director of the Company •CFO of the Company	August 8, 2005	1,500 (CEC) 2,200	102,500	30,000
Justin Thouin Toronto, Ontario	•VP, Product Management and Business Development	August 1, 2006	Nil	55,250	18,500
Wai Ming Yap(3)(4) Singapore	•Director of the Company •Partner, Stamford Law Corporation	May 30, 2007	Nil	Nil	Nil

Notes:

1.	Member of Audit Committee
2.	Member of Remuneration Committee
3.	Member of Nominating Committee
4.	Member of Compliance Committee
5.	Each director is elected annually to hold office until the next annual meeting of shareholders.
6.	Common shares (or CEC exchangeable shares as described on page 2) beneficially owned, directly or indirectly, or exercised control or direction over by director or officer.
7.

Stephen Freedhoff was a Director of CryptoLogic Inc., the predecessor company of CryptoLogic Limited, from May 2003 to June 2007. He rejoined the Board of Directors of CryptoLogic Limited in March 2008.

8.	Brian Hadfield was appointed to President and CEO on February 27, 2008.

As of March 27, 2008, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction approximately 0.08% of the issued and outstanding common shares (including CEC shares) of the Company.

Further details for each of the directors and officers set out in the above table and their respective positions held for the last five years, including their positions in CryptoLogic Inc., the predecessor company, are noted below.

Thomas Byrne is a chartered accountant and was a partner of a global accounting firm before joining Ireland’s largest brokerage house in 1987. He was head of corporate finance at the brokerage house until he set up his own corporate advisory company in 2001. At present, Mr. Byrne serves as a non-executive director of a number of companies, both public and private, and is actively involved in advising early stage companies in Ireland. He is also Chairman of CryptoLogic’s Audit Committee.

Brian Hadfield was appointed as CryptoLogic’s President and Chief Executive Officer on February 27, 2008, and has been a Director of the Board since May 30, 2007. He has held progressively more senior positions at Unisys Limited from 1984 to 2005 and for the period 2000 to 2005 was its managing director. Mr. Hadfield holds non-executive directorships at various business and educational organizations.

Stephen H. Freedhoff, CA, CFP has been a self-employed consultant since July 1999. Previously, he was a partner of a Canadian national accounting firm for 30 years. Mr. Freedhoff had been a Director since May 2003, and had also served as Chairman of the Company’s Audit Committee. He rejoined as a Director in March 2008, and is Chairman of the Company’s Remuneration Committee.

Michael Starzynskiwas appointed Chief Technology Officer on March 17, 2003, and has more than 20 years of global information technology experience in both the telecommunications and financial services sectors at some of North America’s largest companies as well as leading entrepreneurial organizations. From 2000 to 2003, he was Chief Technology Officer of Financial Models Company, a leading provider of investment management systems and services. From 1998 to 2000, he was Chief Technology Officer of SRG Software Inc., a software and consulting services company. Previously he was Chief Technology Architect at CGI Canada, and had been thirteen years with Bell Canada, Canada’s leading telecommunication service provider prior to that.

Robert H. Stikeman was named Chairman of the Board in May 2003, has been a Director since May 30, 2002 and also has served as the Company’s Secretary since 1996. He has been a partner for the past 20 years in Stikeman, Keeley, Spiegel & Pasternack LLP, a law firm he was instrumental in establishing. His firm acts as outside counsel to the Company. Mr. Stikeman plays a key role in guiding CryptoLogic’s legal and compliance strategies, and has since 1996. He is also Chairman of two Board committees: the Nominating Committee and the Compliance and Corporate Governance Committee.

Stephen B. Taylor, CA was appointed Chief Financial Officer on August 8, 2005 and brings more than two decades of experience in financial and business management, public markets, and mergers and acquisitions. Mr. Taylor is a Chartered Accountant. From 2001 to 2005, he was President of BCL Advisors Inc., an investment banking company affiliated with Seale & Associates of Arlington, VA, which he founded. From 2002 to 2004, Mr. Taylor also served as Executive Vice President and Chief Operating Officer of Buffett, Taylor & Associates, a benefits consulting and wellness practice, functioning as Executive in Residence. Previous posts included senior financial and corporate roles at Derlan Industries, a TSX-listed aerospace company; President and Chief Operating Officer of Spellcaster Telecommunications, an early-stage private software company; and Vice President of Mergers and Acquisitions with Ernst & Young’s corporate finance practice. Mr. Taylor spent the first 11 years of his career Coopers & Lybrand (now PricewaterhouseCoopers) auditing multinational clients in the manufacturing, mining and financial services sectors.

Justin Thouin is the Vice President of Product Management and Business Development, and has been with the Company since July 21, 2003. Mr. Thouin leads the strategic direction of CryptoLogic’s Internet casino suite to ensure that the Company continues to lead the market in innovation. He is responsible for player research to drive game development and for developing strategic partnerships with such top brands as Marvel and Bejeweled. Prior to his tenure at CryptoLogic, Justin worked at Maple Leaf Foods, Canada’s largest food company, in a variety of roles including consumer marketing, sales, and finance. Justin has a Commerce (Honours) degree from Queen’s University in Kingston Ontario, a leading Canadian business school.

Wai Ming Yap is a partner of Stamford Law Corporation in Singapore. Mr. Yap specializes in commercial law and electronic entertainment and gaming commerce and sits on boards of international companies with activities in Southeast Asia.

Item 9: AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company to disclose in its Annual Information Form certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter (Terms of Reference)

The Audit Committee has a charter which is provided in Schedule “A” hereto.

Composition of the Audit Committee

The members of the Audit Committee are Thomas Byrne and Stephen Freedhoff. Both members are “independent” within the meaning of MI 52-110. All members are considered to be “financially literate”. A member is considered financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the Company’s financial statements. A member of the committee is independent if the member has no direct or indirect material relationship with the Company which could in view of the Board of Directors reasonably interfere with the exercise of the member’s independent judgment.

Relevant Education and Experience

Mr. Byrne is a Chartered Accountant and was a partner of a global accounting firm before joining Davy Stockbrokers, Ireland’s largest brokerage house, in 1987. He was Head of Corporate Finance at Davy Stockbrokers until he set up his own corporate advisory company, Abaris Corporate Advisors Limited, in 2001, and as such has extensive experience with public company reporting and accounting issues. He is Chairman of the Company’s Audit Committee.

Stephen Freedhoff, CA, CFP was a partner of a Canadian national accounting firm for 30 years and has extensive experience with public company financial reporting.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s recently completed financial year did the Company rely on exemptions in MI 52-110 (2.4), (3.2), (3.3(2)), (3.4), (3.5), (3.6), (3.8) or Part 8.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board of Directors to nominate or compensate any external auditor that was not accepted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee Charter sections 3(2)(f) and (g) require the Audit Committee to review all non-audit engagements of the auditor, and these reviews are individually considered on a case by case basis.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audit services provided to the Company by KPMG LLP to ensure auditor independence. Fees paid to KPMG LLP for audit and non-audit services in the last two fiscal years are outlined in the following table:

Years ended December 31, (In thousands of US dollars)	2007	2006
Audit Fees(1)	$1,174	$505
Audit-Related Fees(2)	--	$109
Tax Fees(3)	$1,818	$372
All Other Fees(4)	$53	$34
Total:	$3,045	$1,020

Notes:

1.

Audit fees were for professional services rendered for the audits of the Company’s consolidated financial statements and subsidiary companies, the review of interim financial statements, the review of accounting disclosure requirements regarding other business activities and review of documents filed with US, Canadian and UK securities regulatory authorities including documents relating to the Company’s reorganization to Ireland.

2.	Audit-related fees were for advisory services related to Sarbanes-Oxley (Section 404).

3.

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate tax returns, assistance with tax audits and transfer pricing matters, expatriate advisory services as well as advisory services relating to the Company’s reorganization to Ireland, federal, provincial and international tax compliance for customs and duties, and regarding common forms of domestic and international taxation (i.e. income tax, VAT, GST and excise taxes).

4.	Other fees were for services other than audit fees, audit-related fees and tax fees as described above. These services included probity checks of employees and licensees.

Item 10: LEGAL PROCEEDINGS

As at March 27, 2008 (being the latest practicable date prior to the publication of this document) the Company and its subsidiaries are not involved nor have they been involved in any legal or arbitration proceedings (including any such proceedings which are pending or threatened, of which the Company or its subsidiaries are aware) which may have or had in the past 12 months a significant effect on our financial position.

Given the nature of the business environment in which we operate and the relative strength of our financial position, third parties have threatened to issue legal proceedings against the Company based on alleged infringement of patents, trademark, copyright and/or other intellectual property rights. None of these threats has as yet resulted in legal proceedings, although there can be no assurance that the assertion of such claims will not result in litigation or that the Company would prevail. An adverse determination in litigation proceedings could subject the Company to significant liabilities to third parties. Although patent and intellectual property disputes are often settled through licensing or similar arrangements, the costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, the necessary licences may not be available to the Company on satisfactory terms, if at all.

The Company closely monitors the progress of all threatened litigation and, where the Board of Directors consider it appropriate, makes the appropriate provisions and reserves in its financial statements for litigation contingencies that are likely to result in material exposure and the amount is quantifiable.

Item 11: TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agents are Equity Transfer & Trust Company Inc. (Toronto, Canada), Continental Stock Transfer & Trust Company (New York, USA), and Capita Registrars (Guernsey) Limited maintains the share registry.

Item 12:	INTEREST OF EXPERTS

Name of Experts

Our auditor is KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, North York, Ontario, M2P 2H3.

Interest of Experts

KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and within the meaning of the US Securities Act of 1933 and the applicable rules and regulations thereunder.

Item 13:	ADDITIONAL INFORMATION

Additional information regarding the Company, including directors’ and officers’ remuneration, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans and interests of insiders in material transactions, if applicable, will be contained in the Company’s information circular. Additional financial information is provided in the Company’s comparative consolidated financial statements and notes thereto and Management’s Discussion and Analysis for the fiscal year ended December 31, 2007, which have been filed with the Ontario Securities Commission, the US Securities and Exchange Commission and the London Stock Exchange and will be provided in the Company’s 2007 Annual Report.

Copies of the above documents and additional copies of this Annual Information Form may be obtained upon request by contacting the Company’s Investor Relations Department at our office located at 55 St. Clair Avenue West, 3rd Floor, Toronto, Ontario, Canada, M4V 2Y7, telephone: 416-545-1455, fax: 416-545-1454, e-mail: investor.relations@cryptologic.com and have been filed and are available on SEDAR (www.sedar.com).

Marvel and all related character names and the distinctive likeness thereof: TM and © 2007 Marvel Characters, Inc. All rights reserved. www.marvel.com

SCHEDULE A – AUDIT COMMITTEE TERMS OF REFERENCE

1.	PURPOSE

The overall purpose of the Audit Committee (the “Committee”) of the Company is to monitor the Company’s system of internal financial controls and procedures, to evaluate and report on the integrity of the financial statements of the Company, to enhance the independence of the Company’s external auditors and to oversee the financial reporting process of the Company.

2.	COMPOSITION, PROCEDURES AND ORGANIZATION

2.1

The Committee shall consist of at least three members of the board of directors of the Company (the “Board”), each of whom shall be, in the determination of the Board, “unrelated” as that term is defined by the Toronto Stock Exchange Corporate Governance Guidelines, as amended from time to time, and Multilateral Instrument 52-110 where applicable, and the majority of whom shall be resident Canadians.

2.2

At least one member of the Committee shall be, in the determination of the Board, based on industry standards, “financially literate”, and at least one member of the Committee must have, in the determination of the Board, “accounting or related financial expertise”.

2.3

For the purposes of these terms of reference, a person is “financially literate” who, in the determination of the Board, based on industry standards, has the ability to understand financial statements of a breadth and level appropriate for complexity appropriate for the Company, and to evaluate the appropriateness and quality of financial reports to unit holders, with reference to balancing management’s objectives, investor pressures for earnings and revenues, balance with generally accepted accounting principles and auditing standards, and underlying business performance.

2.4

For the purposes of these terms of reference, a person who has “accounting or related financial expertise” has, through education and experience as a public accountant or auditor or a principal financial officer, comptroller or principal accounting officer of an issuer, or from a position involving the performance of similar functions: (i) an understanding of Canadian generally accepted accounting principles, auditing standards, and financial statements; (ii) experience in the preparation or auditing of financial statements of generally comparable issuers, and (b) the application of Canadian generally accepted accounting principles and standards in connection with the accounting for estimates, accruals and reserves; (iii) experience with internal accounting controls and procedures and the verification of same; and (iv) an understanding of audit committee functions.

2.5

The Board, at its organizational meeting held in conjunction with each annual meeting of shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee. Any member of the Committee ceasing to be a director shall cease to be a member of the Committee.

2.6

Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair from amongst their number. The chair shall be an “unrelated” director and shall not have a second, or casting, vote.

2.7

The Committee shall have access to such officers and employees of the Company and to the Company’s external auditors and its legal counsel, and to such information respecting the Company as it considers to be necessary or advisable in order to perform its duties.

2.8	Notice of every meeting shall be given to the external auditors, who shall, at the expense of the Company, be entitled to attend and to be heard thereat.

2.9	Meetings of the Committee shall be conducted as follows:

(a)	the Committee shall meet on a regular basis at a minimum of four (4) times per year, at such times and at such locations as the chair of the Committee shall determine;

(b)	the external auditors or any member of the Committee may call a meeting of the Committee;

(c)

any director of the Company may request the chair of the Committee to call a meeting of the Committee and may attend such meeting to inform the Committee of a specific matter of concern to such director, and may participate in such meeting to the extent permitted by the chair of the Committee.

(d)	the external auditors and management employees shall, when required by the Committee, attend any meeting of the Committee; and

(e)	the Committee may require any attendee at a meeting who is not an “unrelated” director to excuse himself from any meeting.

2.10

The external auditors may communicate directly with the chair of the Committee and may meet separately with the Committee. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee through the chair any matter involving questionable, illegal or improper practices or transactions, with open access to the Committee through appropriate channels that ensure the employee’s confidentiality and job security, as appropriate.

2.11

Compensation to members of the Committee shall be limited to director’s fees, either in the form of cash or equity, and members shall not accept consulting, advisory or other compensatory fees from the Company (other than as members of the Board and Board committee members).

2.12

The Committee as a whole or any individual member of the Committee is authorized, at the Company’s expense, to retain independent counsel and other advisors as it determines necessary to carry out its duties.

3.	DUTIES

3.1	The overall duties of the Committee shall be to:

(a)	assist the Board in the discharge of its duties relating to the Company’s accounting policies and practices, reporting practices and internal controls;

(b)	establish and maintain a direct line of communication with the Company’s external auditors and assess their performance;

(c)	oversee the co-ordination of the activities of the external auditors;

(d)	ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal controls;

(e)

monitor the credibility and objectivity of the Company’s financial reports and satisfy itself that adequate procedures are in place for the review of Company information extracted from the financial statements;

(f)	report regularly to the Board on the fulfillment of the Committee’s duties;

(g)	establish procedures for the receipt and retention of complaints received by the Company regarding accounting, audit, and control matters;

(h)	assist the Board in the discharge of its duties relating to risk assessment and risk management; and

(i)	review and approve the hiring policies regarding employees or former employees of the external auditor;

3.2	The duties of the Committee as they relate to the external auditors shall be to:

(a)

review management’s recommendations for the appointment of external auditors, and in particular their qualifications and independence, and to recommend to the Board a firm of external auditors to be engaged to provide audit services;

(b)

review, where there is to be a change of external auditors, all issues related to the change, including the information to be included in the notice of change of auditor called for under National Policy 31 or any successor legislation, and the planned steps for an orderly transition;

(c)

review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Policy 31 or any successor legislation, on a routine basis, whether or not there is to be a change of external auditor;

(d)	review the engagement letters of the external auditors, both for audit and non-audit services and recommend to the Board their compensation;

(e)	review the performance, including the fee, scope and timing of the audit and other related services and any non-audit services provided by the external auditors; and

(f)

review the nature of and fees for any non-audit services performed for the Company by the external auditors and with outside legal advice confirm that the nature and extent of such services does not contravene the requirements of applicable legislation that require the firm’s independence be maintained in carrying out the audit function.

(g)	pre-approve all non-audit services to be provided to the Company or its affiliates by the external auditor.

3.3	The duties of the Committee as they relate to audits and financial reporting shall be to:

(a)	review the audit plan with the external auditor and management;

(b)

review with the external auditor and management any proposed changes in accounting policies, the presentation of the impact of significant risks and uncertainties, and key estimates and judgments of management that may in any such case be material to financial reporting;

(c)	review the contents of the audit report;

(d)	question the external auditor and management regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

(e)	review the scope and quality of the audit work performed;

(f)	review the adequacy of the Company’s financial and auditing personnel;

(g)	review the co-operation received by the external auditor from the Company’s personnel during the audit, any problems encountered by the external auditors and any restrictions on the external auditor’s work and resolve disagreements between management and the external auditor regarding financial reporting;

(h)	review the internal resources used;

(i)

review the evaluation of internal controls by the internal auditor (or persons performing the internal audit function) and the external auditors, together with management’s response to the recommendations, including subsequent follow-up of any identified weaknesses;

(j)

review the appointments of the chief financial officer, internal auditor (or persons performing the internal audit function) and any key financial executives involved in the financial reporting process;

(k)

review and recommend to the Board, the Company’s annual audited financial statements and those of its subsidiaries in conjunction with the report of the external auditors thereon, and obtain an explanation from management of all significant variances between comparative reporting periods before release to the public;

(1)

review and recommend to the Board, the Company’s interim unaudited financial statements, MD&A and press release, and obtain an explanation from management of all significant variances between comparative reporting periods before release to the public;

(m)

establish a procedure for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and employees’ confidential anonymous submission of concerns regarding accounting and auditing matters; and

(n)	review the terms of reference for an internal auditor or internal audit function.

3.4	The duties of the Committee as they relate to accounting and disclosure policies and practices shall be to:

(a)

review changes to accounting principles of the Canadian Institute of Chartered Accountants and their US and UK counterparts which would have a significant impact on the Company’s financial reporting as reported to the Committee by management and the external auditors;

(b)	review the appropriateness of the accounting policies used in the preparation of the Company’s financial statements and consider recommendations for any material change to such policies;

(c)	review the status of material contingent liabilities or accruals as reported to the Committee by management;

(d)	review the status of income tax returns and potentially significant tax problems as reported to the Committee by management;

(e)	review any errors or omissions in the current or prior year’s financial statements and establish guidelines for re-statement;

(f)

review and approve before their release all public disclosure documents containing audited or unaudited financial information, including all press releases, prospectuses, annual reports to shareholders, annual information forms and management’s discussion and analysis; and

(g)	oversee and review all financial information and earnings guidance provided to analysts and rating agencies.

3.5	The other duties of the Committee shall include:

(a)	reviewing any inquires, investigations or audits of a financial nature by governmental, regulatory or taxing authorities;

(b)	formulating clear hiring policies for employees or former employees of the Company’s external auditors;

(c)	reviewing annual operating and capital budgets;

(d)	reviewing the funding and administration of the Company’s compensation and pension plans;

(e)	reviewing and reporting to the Board on difficulties and problems with regulatory agencies which are likely to have a significant financial impact;

(f)	inquiring of management and the external auditors as to any activities that may be or may appear to be illegal or unethical; and

(g)	any other questions or matters referred to it by the Board.

EXHIBIT 2

Consolidated Financial Statements
(In U.S. dollars)

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Years ended December 31, 2007, 2006 and 2005

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of CryptoLogic Limited and its subsidiaries and all the information in Management's Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. These statements include some amounts that are based on best estimates and judgement. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in Management's Discussion and Analysis and has ensured that it is consistent with the consolidated financial statements.

The Company policy is to maintain systems of internal accounting and administrative controls of high quality consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information including the preparation of the consolidated financial statements and accompanying notes is relevant, accurate and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the consolidated financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised of a majority of outside Directors. The Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Company's annual consolidated financial statements, the external auditors' report and other information in the Annual Report. The Audit Committee reports its findings to the Board for consideration by the Board when it approves the consolidated financial statements for issuance to the shareholders. The Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors.

On behalf of the shareholders, the consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards. KPMG LLP has full and free access to the Audit Committee.

/s/ Brian Hadfield President and Chief Executive Officer	/s/ Stephen B. Taylor Chief Financial Officer

March 17, 2008

2

kpmg LLP	Telephone	(416) 228-7000
Chartered Accountants	Fax	(416) 228-7123
Yonge Corporate Centre	Internet	www.kpmg.ca
4100 Yonge Street Suite 200
Toronto ON M2P 2H3
Canada

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of CryptoLogic Limited (formerly CryptoLogic Inc.) as at December 31, 2007 and 2006 and the consolidated statements of earnings and comprehensive income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 17, 2008

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

KPMG Canada provides services to KPMG LLP.

3

CryptoLogic limited

(FORMERLY CRYPTOLOGIC INC.)

Consolidated Balance Sheets

(In thousands of U.S. dollars)

December 31, 2007 and 2006

	2007	2006

Assets
Current assets:
Cash and cash equivalents	$ 55,428	$ 76,940
Restricted cash (note 2)	20,576	–
Security deposits (note 2)	1,500	1,500
Short-term investments	–	50,000
Accounts receivable and other	11,357	8,251
Prepaid expenses	8,312	7,027

	97,173	143,718
User funds on deposit (note 3)	22,317	20,872
Capital assets (note 4)	25,802	18,106
Long-term investments (note 5)	5,326	–
Intangible assets, net of accumulated amortization of
$1,629 (2006 - $424) (note 6)	14,724	48
Goodwill (note 6)	5,291	1,776

	$170,633	$184,520

Liabilities and Shareholders’ Equity
Current liabilities:
z Accounts payable and accrued liabilities	$ 24,154	$ 47,766
Income taxes payable	4,820	2,165

	28,974	49,931
User funds held on deposit (note 3)	22,317	20,872
Future income taxes (note 14)	345	2,133

	51,636	72,936
Minority interest (note 8)	9,691	–
Shareholders' equity:
Share capital (note 9)	33,407	29,096
Stock options (note 10)	5,044	3,631
Retained earnings	70,855	78,857

	109,306	111,584
Commitments and contingencies (note 11)
Canadian and United States accounting policy differences (note 19)
Subsequent events (note 20)

	$170,633	$184,520

See accompanying notes to consolidated financial statements.

On behalf of the Board:

_____________________________    Director, Chairman

_____________________________    Director

4

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Consolidated Statements of Earnings and Comprehensive Income

(In thousands of U.S. dollars, except per share disclosure)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Revenue (note 18)	$ 73,659	$ 104,022	$86,307

Expenses:
Operating	49,436	64,685	52,658
General and administrative	10,166	7,907	7,642
Reorganization (note 13)	5,666	3,700	–
Software development	–	–	3,287
Finance	550	554	417
Amortization	6,566	4,777	3,894

	72,384	81,623	67,898

Earnings before the undernoted	1,275	22,399	18,409
Interest income	6,217	7,092	3,627

Earnings before income taxes and
minority interest	7,492	29,491	22,036

Income taxes (recovery) (note 14):
Current	4,056	4,957	935
Future	(3,063)	(278)	571

	993	4,679	1,506

Earnings before minority interest	6,499	24,812	20,530
Minority interest (note 8)	971	–	–

Net earnings and comprehensive income	$ 5,528	$ 24,812	$20,530

Earnings per common share (note 12):
Basic	$ 0.47	$ 1.83	$ 1.51
Diluted	0.47	1.81	1.46

See accompanying notes to consolidated financial statements.

5

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Consolidated Statements of Retained Earnings

(In thousands of U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Retained earnings, beginning of year	$ 78,857	$ 59,891	$ 50,593
Net earnings	5,528	24,812	20,530
Dividends paid, excluding those paid to
CEC shareholders	(6,408)	(5,846)	(2,984)
Reduction due to minority interest (note 8)	(7,122)	–	–
Excess of purchase price of treasury
shares over stated value	–	–	(8,248)

Retained earnings, end of year	$ 70,855	$ 78,857	$ 59,891

See accompanying notes to consolidated financial statements.

6

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Cash flows from (used in) operating activities:
Net earnings	$ 5,528	$ 24,812	$ 20,530
Adjustments to reconcile earnings to cash
provided by (used in) operating activities:
Amortization	6,566	4,777	3,894
Future income taxes	(3,063)	(278)	571
Minority interest	971	–	–
Stock options	3,714	2,255	1,807

	13,716	31,566	26,802
Change in operating assets and liabilities:
Accounts receivable and other	(3,106)	378	(2,142)
Prepaid expenses	(1,285)	(2,412)	(2,861)
Accounts payable and accrued liabilities	(23,612)	10,271	7,439
Income taxes payable	2,402	851	(17)
Security deposits	–	–	5,500

	(11,885)	40,654	34,721
Cash flows from (used in) financing activities:
Issue of capital stock	3,878	3,138	4,986
Repurchase of capital stock	–	–	(9,201)
Dividends paid, including those paid to
CEC shareholders	(6,678)	(5,846)	(2,984)

	(2,800)	(2,708)	(7,199)

Cash flows from (used in) investing activities:
Cash paid for Casino.co.uk	(6,098)	–	–
Cash paid for acquisition of Parbet.com	(11,770)	–	–
Purchase of capital assets	(13,057)	(8,640)	(8,850)
Purchase of long-term investments	(5,326)	–	–
Increase in restricted cash	(20,576)	–	–
Proceeds from sale of (purchases of)
short-term investments	50,000	(46,786)	32,566

	(6,827)	(55,426)	23,716

Increase (decrease) in cash and
cash equivalents	(21,512)	(17,480)	51,238
Cash and cash equivalents, beginning of year	76,940	94,420	43,182

Cash and cash equivalents, end of year	$ 55,428	$ 76,940	$ 94,420

Supplemental cash flow information:
Income taxes paid	$ 1,842	$ 4,208	$ 951
Interest received	6,243	6,626	3,830
Non-cash portion of options exercised	1,883	787	962

See accompanying notes to consolidated financial statements.

7

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

CryptoLogic Limited and its subsidiaries (the "Company") is a provider of commerce-enabling technology, permitting secure, reliable, high-speed and private financial transactions over the Internet. The Company provides a comprehensive solution including software, network operations, administrative and marketing consulting services to licensed gaming operators. The Company earns substantially all of its revenue from hosting and service arrangements for the operation of on-line casino and poker games on behalf of licensed casinos. Substantially all of the Company's revenue is earned in U.S. dollars, British pounds and Euros from licensees located outside of North America. Revenue from the top seven licensees constituted 79% (2006 - 84%; 2005 - 90%) of revenue. The Company's functional currency is the United States dollar and, consequently, it measures and reports its results in U.S. dollars.

Pursuant to a business reorganization implemented by way of an Ontario, Canada Superior Court of Justice court approved plan of arrangement (the "Arrangement") and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement, became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, CryptoLogic Limited issued either an equivalent amount of its common shares or, in the case of taxable Canadian residents, exchangeable shares of CryptoLogic Exchange Corporation ("CEC"), an indirect subsidiary of CryptoLogic Limited. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. These CEC shares participate equally in voting and dividends with the shareholders of the Company. No additional shares of CEC will be issued after June 1, 2007.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes CryptoLogic Limited as the successor entity to CryptoLogic Inc. Accordingly, these consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. and its subsidiaries, with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in these consolidated financial statements, as required under Canadian GAAP (note 8).

8

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

1.	Significant accounting policies:

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Note 19 describes and reconciles the significant measurement differences between Canadian and U.S. GAAP affecting the accompanying consolidated financial statements. A summary of significant accounting policies is set out below:

(a)	Basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)	Revenue recognition:

The Company earns its revenue primarily from hosting and services arrangements related to the design and operation of casino and poker sites on the internet on behalf of licensed operators. Other sources of revenue are fees associated with customization of the software for a specific licensee and commerce-based transactions.

Revenue from software hosting to licensees is recognized as the services are performed, on a daily basis, at the time of the gaming transactions, pursuant to the agreements with the licensees in which the Company participates in a pro rata share of the daily gaming profits, net of certain shared expenses, including costs such as promotion costs. In addition, the Company receives a standard monthly fee for the provision of hosting and related services.

Revenue from the initial customization of the software graphics, sound and texts to the specifications of the licensees is recognized on a straight-line basis over the term of the hosting and services agreements.

Interest income is recognized on an accrual basis.

9

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

1.	Significant accounting policies (continued):

(c)	Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments with original maturity dates of 90 days or less. At December 31, 2007, cash and cash equivalents are stated at fair value (note 1(e)); at December 31, 2006, cash and cash equivalents are stated at cost, which approximates market value.

(d)	Short-term investments:

Short-term investments include highly liquid investments (primarily certificates of deposit and government paper) with original maturity dates between 3 and 12 months and are stated at fair value at December 31, 2007. At December 31, 2006, short-term investments were stated at cost which approximated market value.

(e)	Financial instruments:

Effective January 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1530, Comprehensive Income ("Section 1530"); Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855"); Section 3861, Financial Instruments - Disclosure and Presentation ("Section 3861"); and Section 3251, Equity ("Section 3251"). These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP. The impact of adopting the accounting for financial instruments did not have a material impact on the Company's results of operations.

10

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

1.	Significant accounting policies (continued):

Upon adoption of the new standards on January 1, 2007, the Company classified all cash, cash equivalents, short-term investments and user funds on deposit as held-for-trading assets, which are measured at fair value and the changes in fair value are recognized in earnings. Long-term investments are classified as available-for-sale assets which are measured at fair value. The changes in fair value of long-term investments, if any, will be recognized in other comprehensive income. Transaction costs related to financial assets and financial liabilities that are designated as held-for-trading are expensed as incurred, transaction costs related to available-for-sale assets are included in the carrying value of the asset, and transaction costs related to all other financial assets and financial liabilities are recognized over the life of the instrument using the effective interest method. Accounts receivable and other are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities and user funds held on deposit are classified as other financial liabilities and are measured at amortized cost using the effective interest method. The Company did not have held-to-maturity instruments during the year ended December 31, 2007 and no available for sale instruments as of January 1, 2007.

Section 3855 requires the Company to identify derivatives instruments embedded in non-derivative contracts ("Embedded Derivatives") that require separation from the host contract and measure those Embedded Derivatives at fair value. Subsequent changes in fair value of Embedded Derivatives are recognized in earnings in the year the change occurs. The Company did not identify any material Embedded Derivatives that are required to be separated from the host contract as of January 1, 2007.

(f)	Capital assets:

Capital assets are stated at cost less accumulated amortization. Once an asset is put into use, amortization is based on the estimated useful lives of the assets using the following methods and annual rates:

Asset	Basis	Rate

Computer equipment	Diminishing balance	40%
Office furniture and	Diminishing balance	25%
Computer software and	Straight line	3 - 5 years
Capitalized software	Straight line	5 years
Leasehold improvement	Straight line	Term of Lease

11

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

1.	Significant accounting policies (continued):

(g)	Software development:

Costs related to the development of software are expensed as incurred unless such costs meet the criteria for capitalization under Canadian GAAP. The Company capitalizes certain computer software development costs incurred for products designed for internal use. Capitalized software development costs are included in capital assets.

(h)	Provision for jackpots:

Several of the Company's licensees participate in progressive jackpot games. Each time a progressive jackpot game is played, a preset amount is added to a cumulative jackpot for that specific game. The Company is liable for funding the jackpot wins from the pool of funds collected and accrues the jackpot amount for all games on a monthly basis. The accrual for the jackpot at the consolidated balance sheet dates is included in accounts payable and accrued liabilities.

During 2007, the Company performed an analysis of the accumulation of the funds in the jackpot and a statistical analysis of the amounts required to address jackpot payouts. Consequently, the Company revised its estimated liability based on this analysis. This change of estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $4,473.

At December 31, 2007, accounts payable and accrued liabilities include $4,480 (2006 - $18,694; 2005 - $9,782) in jackpot provisions.

(i)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the enactment or substantive enactment date.

12

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

1.	Significant accounting policies (continued):

(j)	Stock-based compensation:

(i)	Stock options:

The Company has a stock option plan for directors, officers and other key employees. The Company applies the fair value method to all grants of stock options. Stock option grants are accounted for as capital transactions at the time of the grant and are reflected as stock options in shareholders' equity. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company's stock and the expected life of the options. The estimated fair value of the options is recorded in the consolidated statements of earnings as stock compensation expense over the options' vesting periods. Consideration paid, along with the corresponding stock compensation expense recorded, upon the exercise of stock options are credited to share capital.

(ii)	Long-term incentive plan:

Since January 1, 2005, the Company has offered long-term incentive plans for its officers and directors (the "Plans"). The Plans provide for the granting of performance share units to retain certain individuals and reward participants for achieving various targets including but not limited to the growth in the Company's earnings per share, and share price, with vesting generally over a three-year performance period. When the performance and vesting criteria are met, the awards are settled in cash. The liability for these awards is recognized if the Company determines that it is probable that the targets of the Plans will be achieved and are included in accounts payable and accrued liabilities on the consolidated balance sheets.

Changes in this liability, which arise from fluctuations in the Company's stock price and estimated future diluted earnings per share, are recorded in operating costs over the vesting period.

13

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

1.	Significant accounting policies (continued):

(k)	Foreign currency translation:

Monetary items denominated in currencies other than U.S. dollars are translated into U.S. dollars at exchange rates in effect at the balance sheet dates, and non-monetary items and related amortization are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses other than amortization are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the consolidated statements of earnings.

(l)	Intangible assets:

Intangible assets consist of customer lists and domain names acquired and are carried at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over the useful lives of the respective assets as follows:

Customer lists	3 - 7 years
Brand name	12 years
Domain names	12 years

(m)	Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.

14

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

1.	Significant accounting policies (continued):

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of the reporting unit exceeds its fair value, in which case, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of earnings.

For the years ended December 31, 2007, 2006 and 2005, the Company assessed impairment of goodwill and has determined that there was no impairment in value.

(n)	Earnings per common share:

Shares of CEC are participating securities and, accordingly, the two class method is used. The two class method determines earnings per share for the Company's common shares and CEC shares according to dividends declared and participation rights in undistributed earnings, which in the case of the Company are equal. The Company uses the treasury stock method in computing diluted earnings per common share. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per common share. It assumes that any proceeds would be used to purchase the Company's common shares at the average market price.

15

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

1.	Significant accounting policies (continued):

(o)	Variable interest entities:

Variable interest entities ("VIEs") include entities in which holders of the equity investment at risk lack the characteristics of a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support by other parties. Entities meeting these criteria are consolidated by the primary beneficiary.

Management assessed the Company's operations and relationships and concluded that there are no VIEs in respect of which the Company is the primary beneficiary. Accordingly, no VIEs are consolidated.

(p)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, including but not limited to the jackpot provision, the estimated useful lives of tangible and intangible assets, stock-based compensation, and the reported amounts of revenue and expenses. Actual amounts could differ from those estimates.

(q)	Long-lived assets:

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset or groups of assets and its eventual disposition. Measurement of any impairment loss for long-lived assets is based on the amount by which the carrying value exceeds the fair value of the asset.

(r)	Recent accounting pronouncements:

(i)	Handbook Section 1535, Capital Disclosures ("Section 1535"), establishes standards for disclosing information about a company's capital and how it is managed to enable users of financial statements to evaluate the Company's objectives, policies and procedures for managing capital. This section is effective for the Company's fiscal year ending December 31, 2008.

16

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

1.	Significant accounting policies (continued):

(ii)	Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862"), requires disclosure in the financial statements that will enable users to evaluate the significance of financial instruments for a company's financial position and performance, the nature and extent of risks arising from financial instruments to which a company is exposed during the period and at the balance sheet date, and how the Company manages those risks. This accounting standard is effective for the Company's fiscal year ending December 31, 2008.

(iii)	Handbook Section 3863, Financial Instruments - Presentation ("Section 3863"), establishes standards for presentation of financial instruments and non-financial derivatives. This section complements the existing Handbook Section 3861, Financial Instruments - Disclosure and Presentation, and is effective for the Company's fiscal year ending December 31, 2008.

Handbook Section 3064, Goodwill and Intangible Assets ("Section 3064"), which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for recognition, measurement and disclosure of goodwill and intangible assets. This new standard is effective for the Company's fiscal year commencing January 1, 2009.

The Company is evaluating the impact of adoptinVg the above standards on its consolidated financial statements.

2.	Security deposits and restricted cash:

Security deposits and restricted cash are amounts held by the Company's bank as collateral provided to foreign banks and payment processors that process deposits and credit card transactions. The Company was also required to maintain a deposit of $20 million to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds on deposit. See note 20 for further information.

17

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

3.	User funds on deposit:

User funds on deposit represent amounts deposited by end users of licensees for playing online games. These funds are treated as deposits of the end users until such games are played.

4.	Capital assets:

2007	Cost	Accumulated amortization	Net book value

Computer equipment	$12,736	$7,757	$4,979
Office furniture and equipment	1,985	1,013	972
Computer software and licenses	9,567	6,932	2,635
Capitalized software development	14,081	–	14,081
Leasehold improvements	4,029	894	3,135

	$42,398	$16,596	$25,802

2006	Cost	Accumulated amortization	Net book value

Computer equipment	$10,781	$5,116	$5,665
Office furniture and equipment	2,137	738	1,399
Computer software and licenses	8,956	5,493	3,463
Capitalized software development	4,602	–	4,602
Leasehold improvements	4,134	1,157	2,977

	$30,610	$12,504	$18,106

Amortization expense of capital assets during the year was $5,361 (2006 - $4,748; 2005 - $3,863).

During 2007, there were no changes in the estimated useful lives of computer equipment and office furniture and equipment. In 2006, a change in the estimated useful lives of computer equipment and office furniture and equipment resulted in additional amortization expense of $681.

During 2005, the Company determined that certain software being developed no longer met the criteria for capitalization. As a result of this decision, the Company expensed $2,744 of software development costs incurred in 2005. Together with severances of $543, the Company took a total charge against earnings of $3,287 in 2005.

18

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

5.	Long-term investments:

In June 2007, the Company acquired a 19.4% ownership interest in 568 Network Inc. ("568 Inc."), a privately held company, for $1,068. 568 Inc. is a developer and distributor of online casual games to the Chinese market. In exchange for cash consideration, the Company received preference shares with voting rights, that are redeemable at the option of the Company at any time at par, and provide the ability to appoint members of the board of directors. These preference shares have dividend rights similar to common shares but under certain circumstances may entitle the Company to repayment of capital in priority to any other class of shares. Under the terms of the agreement, the Company is required to make additional investments in 568 Inc. of up to $350 should 568 Inc. achieve certain financial targets. This investment is designated as available-for-sale and accordingly is carried at fair market value, which is the redemption amount. The Company also has the option to increase its ownership interest to a controlling position in 568 Inc. in the future. In January 2008, the Company made a further investment by way of a $250 convertible loan.

In November 2007, the Company acquired a 12.7% ownership interest in Mikoishi (Asia Pacific) Pte Ltd. ("Mikoishi"), a privately held company, for cash consideration of $4,258. Mikoishi is a developer and marketer of gaming products for the mobile computing markets and is located in Singapore. The preference shares have voting and dividend rights similar to common shares but under certain circumstances may entitle the Company to repayment of capital in priority to any other class of shares. Unless specified performance criteria are not met, the Company is required to increase its ownership position with additional cash investments up to $4,000. This investment is designated as available-for-sale and is carried at cost as the fair market value is not readily available.

6.	Goodwill and intangible assets:

In January 2007, the Company acquired the poker brand and customer list of Parbet.com. The total cash consideration paid was $11,770, with $11,746 allocated to the brand and $1,332 allocated to the customer list. The Company also recorded a future income tax liability of $1,308. The brand is being amortized over 12 years and the customer list over 5 years. During the year, the Company recorded $1,042 of amortization associated with the intangible assets.

19

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

6.	Goodwill and intangible assets (continued):

On August 22, 2007, the Company acquired 100% of the assets and operations of Casino.co.uk, a gaming portal, for a purchase price of $6,098, including $182 related to the costs of acquisition. Additional consideration of up to $1,275 may be payable if certain performance criteria are met. The Company has included their results in its consolidated results of operations since the date of acquisition. The acquisition is accounted for as a business combination using the purchase method of accounting and the Company has allocated $1,323 of the purchase price to the brand name, $1,630 to the customer lists and $3,515 to goodwill. The Company also recorded a future income tax liability of $370. The brand name and the customer list are being amortized over their estimated useful lives of 12 years and 7 years, respectively. During the year, the Company recorded $115 of amortization associated with the intangible assets.

Intangible assets also consist of other customer lists and domain names. At December 31, 2007 and 2006, other customer lists with a cost of $315 had been fully amortized. At December 31, 2007, other domain names with a cost of $157 had been fully amortized (2006 - net book value of $48).

7.	Credit facilities:

The Company has an operating credit facility with a Canadian chartered bank in the amount of $3,000. No amount has been utilized under this line during 2007 and 2006.

8.	Minority interest:

As part of the Arrangement, taxable Canadian residents received exchangeable shares of CEC, an indirect subsidiary of CryptoLogic Limited. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. As a result of the Arrangement, a total of 12.6 million and 1.3 million shares of the Company and CEC were issued, respectively.

20

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

8.	Minority interest (continued):

The shares issued by CEC are considered a non-controlling interest of the Company for accounting purposes and, consequently, a proportional amount of the Company's shareholders' equity was recorded separately as minority interest on the consolidated balance sheets. Accordingly, on June 1, 2007, minority interest of $10,800 was recorded in the accompanying consolidated balance sheet. A similar proportional share of the net earnings associated with subsidiaries directly or indirectly owned by CEC is included in the consolidated statements of earnings as minority interest. At December 31, 2007, the net loss of the subsidiaries not owned by CEC totalled $4,500 and was not included in the minority interest calculation. In addition, dividends paid to CEC shareholders reduce minority interest on the consolidated balance sheets.

For accounting purposes, when CEC shares are exchanged, the proportional share of the minority interest recorded on the consolidated balance sheet is reduced and share capital increased based on the pro-rata number of shares exchanged to the total number of CEC shares outstanding. Since June 1, 2007, a total of 218,000 CEC shares have been exchanged for the Company's shares.

21

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

9.	Share capital:

Authorized:
Unlimited common shares

Issued and outstanding:

	Issues common shares		Contributed
	Shares	Amount	surplus	Total

	(in thousands)

Cryptologic Inc.:
Balance, December 31, 2006	13,322	$25,103	$68	$25,171
Exercise of stock options	319	3,925	–	3,925

Balance, December 31, 2006	13,641	29,028	68	29,096
Exercise of stock options to
May 31, 2007	262	4,975	–	4,975

Balance, May 31, 2007	13,903	34,003	68	34,071
Cryptologic Limited:
Impact of reorganization (a)	(1,333)	(3,260)	–	(3,260)
Shares exchanged (a)	218	1,810	–	1,810
Exercise of stock options from
June 1, 2007	25	786	–	786

	12,813	$33,339	$68	$33,407

(a)	The Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect wholly owned subsidiary of CryptoLogic Limited. As consideration for the acquisition, CryptoLogic Limited issued either an equivalent amount of its common shares or, in the case of taxable Canadian residents, exchangeable shares of CEC, an indirect subsidiary of the Company. The CEC shares can be exchanged by the holders for an equal number of CryptoLogic Limited common shares at any time. These CEC shares have all the economic and voting rights of CryptoLogic Limited shares.

22

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

9.	Share capital (continued):

As a result of the reorganization, a total of 12.6 million and 1.3 million shares of CryptoLogic Limited and CEC were issued, respectively. Since then, a total of 218,000 shares of CEC have been exchanged, with the remaining 1.1 million shares of CEC being reflected as minority interest as at December 31, 2007.

On June 1, 2014, the Company will redeem all but not less than all of the then outstanding CEC shares for an amount per share equal to the redemption price, which amount will be satisfied through the issuance and delivery of one CryptoLogic Limited common share for each CEC share. CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of CEC shares with the right to vote on the Company's matters. This share has been recorded in the share capital of the accompanying consolidated balance sheet at December 31, 2007.

(b)	Normal course issuer bid:

During 2007, 2006 and 2005 under normal course issuer bids, the Board of Directors approved the repurchase and cancellation of up to the following number of shares, representing 10% of the outstanding common shares at that time:

		Repurchased and cancellend shares
	Authorized
Normal course issuer bid	shares	2007	2006	2005

September 23, 2004 to
September 22, 2005	1,250,000	–	–	270,500
September 28, 2005 to
September 27, 2006	1,340,000	–	–	239,200
September 29, 2006, to
September 28, 2007	1,350,000	–	–	–
November 14, 2007 to
November 13, 2008	1,281,000	–	–	–

CryptoLogic Inc. repurchased and cancelled 509,700 common shares during 2005 for a total cost of $9,201, of which $8,248, representing the excess of purchase price over stated value, was charged to retained earnings.

23

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

In September 2006, the Board of Directors approved the renewal of the above share purchase plan, under a normal course issuer bid, to repurchase and cancel up to 1,350,000 of CryptoLogic Inc.'s outstanding common shares for the period commencing September&#65533;29, 2006 and ending September 28, 2007. This plan was transferred to CryptoLogic Limited as part of the Arrangement. The Company did not make any purchases under its 2006/2007 bid.

In November 2007, the Board of Directors approved the renewal of the above share purchase plan, under a normal course issuer bid, to repurchase and cancel up to 1,281,000 of the Company's outstanding common shares for the period commencing November&#65533;14, 2007 and ending November 13, 2008. As at December 31, 2007, the Company had not repurchased any shares from the renewed normal course issuer bid.

10.	Stock-based compensation:

(a)	Stock option plan:

Under the stock option plan, the Company may grant options to directors, officers and other key employees to purchase common shares. All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc. Under the plan, a maximum of 3,900,000 common shares may be issued. The exercise price of the options may not be less than the market value of the underlying common shares on the date of grant. The Company does not grant stock options with an exercise price below the market value at the date of grant. There are 109,412 (2006 - 781,350; 2005 - 351,695) common shares available to be issued under the stock option plan as at December&#65533;31, 2007. Options typically vest over a period of three or four years, as determined at the date of grant, and the term of the options may not exceed five years.

24

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

Details of stock option transactions are as follows:

		2007		2006		2005

	Number of options	Weighted average exercise of options price of options	Number of options	Weighted average exercise of options price of options	Number of options	Weighted average exercise of options price of options

		(Cdn.$)		(Cdn.$)		(Cdn.$)
Options outstanding,
beginning of yeat	1,006,584	$21.35	1,105,073	$17.59	1,427,661	$13.75
Granted	896,500	26.35	387,300	24.89	337,250	25.93
Exercised	(286,997)	15.71	(318,834)	11.28	(498,102)	11.42
Forfeited	(224,562)	25.16	(166,955)	23.90	(161,736)	20.43

Options outstanding
end of year	1,391,525	25.13	1,006,584	21.35	1,105,073	17.59

Options exercisable
end of year	331,894	$24.65	295,105	$19.83	340,841	$15.79

	2007			2007

	Options outstanding			Options exercisable

Range of exercise price	Number oustanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

(Cdn. $)			(Cdn. $)		(Cdn. $)

$5.00 - $10.00	8,500	0.28	$8.36	8,500	$8.36
$10.01-$15.00	7,750	0.82	14.11	7,750	14.11
$15.01-$20.00	300,250	3.77	18.26	55,875	17.52
$20.01-$25.00	276,275	3.22	23.62	76,269	23.43
$25.01-$30.00	793,750	3.97	28.50	181,000	28.24
$30.01-$35.00	5,000	2.13	30.85	2,500	30.80

	1,391,525	3.73	25.13	331,894	24.65

25

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

10.	Stock-based compensation (continued):

The Company expenses the cost of all stock option grants issued on or after January 1, 2003, determined using the fair value method. The estimated fair value of the options is recorded over the periods that the options vest. The fair value of options granted were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006	2005

Dividend yield	1.90%	2.00%	0.75%
Risk-free interest rate	4.07%	4.25%	3.25%
Expected volatility	52.0%	55.00%	50.00%
Expected life of options in years	3	5	5

The weighted average fair value of options granted during 2007 was $7.89 (2006 - $9.98; 2005 - $9.49).

Included in operating costs is the cost of stock options in the amount of $2,732 (2006&#65533;-&#65533;$2,255; 2005 - $1,807). Included in reorganization costs is the cost of stock options in the amount of $982 (2006 - nil; 2005 - nil).

For the year ended December 31, 2002, no compensation cost was recorded on the grant of stock options during that year. In accordance with the transitional provisions additional pro forma disclosure is provided as if the fair value method of accounting had been used to account for these stock options. The fair value of options granted in 2002 was determined using the Black-Scholes option pricing model, using the following weighted average assumptions:

Dividend yield	0.00%
Risk-free interest rate	2.00%
Expected volatility	100.00%
Expected life of options in years	5

26

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

10.	Stock-based compensation (continued):

Had compensation expense been determined based on the fair value of the employee stock option awards for 2002 grants at the grant dates in accordance with the CICA recommendations, the Company's net earnings and earnings per share for 2007 would not have been impacted as all 2002 grants were fully vested prior to January 1, 2007. The pro forma impact for the years ended December 31, 2006 and 2005 were as follows:

	2006		2005

	Reported	Pro forma	As reporte	d	Pro forma

Net earnings	$ 24,812	$ 24,437	$ 20,530		$ 19,988

Earnings per common share:
Basic	$ 1.83	$ 1.80	$ 1.51		$ 1.47
Diluted	1.81	1.78	1.46		1.42

For stock options issued in 2002, the compensation cost for the year ended December 31, 2006 would have been $375 (2005 - $542).

(b)	Long-term incentive plan:

During the year, the Company expensed $155 (2006 - $2,028; 2005 - $430) in costs related to units awarded under its long-term incentive plan, of which nil (2006 - $346) is included in reorganization expense as a result of accelerated vesting for certain employees with termination agreements.

27

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

(a)	The Company has operating lease agreements for premises expiring at various periods up to July 2014. The future minimum annual rental payments on the operating leases are as follows:

2008	$2,478
2009	2,003
2010	1,893
2011	1,894
2012	1,896
Thereafter	4,844

(b)	The Company has guaranteed minimum payments and purchase commitments for certain intellectual property rights up to 2009:

2008	$2,265
2009	375

(c)	The Company and its subsidiaries are involved in certain claims and litigation arising out of the ordinary course and conduct of business, including intellectual property matters. Management assesses such claims and, if considered likely to result in material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. Management does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable. During 2007, the Company determined its accrual of $2,000 for certain contingencies was no longer required, increasing revenue by a corresponding amount.

28

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

Earnings per share are calculated using the two-class method, whereby common shares of the Company and the fully participating exchangeable common shares of CEC are used to determine the weighted average number of shares outstanding for both basic and diluted earnings per share.

The earnings attributable to the common shares in calculating the basic and diluted earnings per share is as follows

	2007	2006	2005

Earnings attributable to common shares	$5,528	$24,812	$20,530
Earnings attributable to CEC shares	971	–	–

Earnings before minority interest	$6,499	$24,812	$20,530

The denominator used in calculating basic and diluted earnings per common share is calculated as follows:

	2007	2006	2005

Weighted average number of common
shares outstanding - basic	13,223	13,558	13,588
Add weighted average impact of CEC
issued during reorganization	668	–	–

Total weighted average number of shares
outstanding - basic	13,891	13,558	13,588

Add dilutive options	16	173	479

Total weighted average number of shares
outstanding - diluted	13,907	13,731	14,067

Basic and diluted earnings per common share are as follows:

	2007	2006	2005

Earnings per common share:
Basic	$ 0.47	$ 1.83	$ 1.51
Diluted	0.47	1.81	1.46

29

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

12.	Earnings per common share (continued):

Options to purchase 755,971 common shares (2006 - 193,625; 2005 - 54,338) were excluded from the computation of diluted earnings per share as the exercise price exceeded the average market price of common shares for the reporting year.

13.	Reorganization:

On September 25, 2006, the Company announced a plan to move the corporate head office to Ireland in 2007 to be located in a gaming friendly environment. This move was completed in 2007. Costs incurred during 2007 were $5,666 (2006 - $3,700; 2005 - nil) largely related to professional fees, search fees, relocation and employee severance.

@@INSERT TABLE

The Company expects all reorganization costs to be paid during the next financial year.

30

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

14.	Income taxes:

As described in the preamble to the notes, pursuant to a business reorganization implemented by way of the Arrangement and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of the Company, a Guernesy company with tax residence in the Republic of Ireland.

The income tax provision differs from the amount which would be obtained by applying the Irish statutory income tax rate to the earnings before income taxes. The following explains the major differences:

	2007	2006	2005

Earnings before income taxes	$ 7,492	$ 29,491	$ 22,036

Income taxes at statutory rate of 23.45%
(2006 - 36.12%; 2005 - 36.12%)	$ 1,674	$ 10,652	$ 7,960
Increase (decrease) in income taxes
resulting from:
Differences in effective income tax
rates in foreign jurisdictions	823	(7,227)	(4,213)
Permanent differences:
Net benefit of foreign exchange
gains not subject to tax	(1,584)	–	–
Non-deductible items	1,402	1,286	1,084
Net benefit of matters resolved
in the year	(1,314)	–	–
Increase (decrease) in valuation
allowance	178	(119)	(502)
Tax benefit of non-capital income
tax loss carryback	–	–	(1,041)
Tax benefit of non-capital income
tax loss carryforward	–	–	(1,942)
Other items	(186)	87	160

Income tax expense	$ 993	$ 4,679	$ 1,506

(a)	As the Company moved its headquarters from Canada to Ireland with effect from June 1, 2007, the statutory rate of 22.34% reflects an average of a 36.12% statutory rate in Canada for five months and a 12.50% statutory rate in Ireland for seven months.

31

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

14.	Income taxes (continued):

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities at December&#65533;31, 2007 and 2006 are as follows:

	2007	2006

Future income tax assets:
Long-term incentive plan	$ 379	$ 319
Non-capital income tax loss carryforwards	228	–
Unrealized foreign exchange loss	955	–
Leasehold inducements	411	537
Accrued liabilities	362	702

	2,335	1,558
Valuation allowance	(242)	(64)

	2,093	1,494
Future income tax liabilities:
Capital assets	(356)	(695)
Unrealized foreign exchange gains	(680)	(2,395)
Intangible assets	(1,402)	–
Other	–	(537)

	(2,438)	(3,627)

Net future income tax liabilities	$ (345)	$(2,133)

CryptoLogic Limited losses of $580 (2006 - nil) and losses of the subsidiaries of $1,280 (2006 - nil) carryforward indefinitely. The tax losses of a Canadian subsidiary of $78 (2006 - nil) expire in 2027.

The Company's federal income tax returns for the years ended December&#65533;31, 2003 and December 31, 2004 are under examination by the Canadian Revenue Agency.

The Company has a valuation allowance of $242 as of December&#65533;31, 2007 to reduce future income tax assets to the amount that is more likely than not to be realized in future periods. In evaluating the Company's ability to recover its future income tax assets, the Company considers all available positive and negative evidence, including operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction by jurisdiction basis.

32

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

In the normal course of operations, the Company engages the services of a law firm in which a member of the Board of Directors is a partner. Fees paid to this firm were $935 in 2007 (2006 - $653; 2005 - $589). As at December 31, 2007, there was $85 outstanding (2006 - $35; 2005 - $589).

The Company also paid $292 to a second law firm in which another of its Board of Directors is a partner. As at December 31, 2007, there were no amounts outstanding. There were no comparable amounts paid or outstanding for the years ended December 31, 2006 and 2005 for the second law firm.

In 2006, the Company purchased, in the normal course of operations, software from another company in which a former officer of the Company had a personal interest. Payments to this officer in 2006 relating to this transaction amounted to $43 (2005 - $145). There were no transactions with this party in 2007.

16.	Foreign exchange:

In 2007, the Company recognized a total foreign exchange gain of $682 (2006 - foreign exchange gain of $574; 2005 - foreign exchange loss of $1,761), which is recorded as an operating expense in the accompanying consolidated statements of earnings.

17.	Financial instruments:

Financial instruments that potentially expose the Company to a concentration of credit risk, interest rate and foreign exchange risk consist principally of cash and cash equivalents and short-term investments. The Company manages credit risk by investing in cash equivalents and short-term investments rated as A and R1 or above.

The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the short-term nature of the investments.

33

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

The Company believes its exposure to foreign exchange risk is to a large degree naturally hedged. The Company may engage from time to time in currency hedging, although no hedging has been done in 2007, 2006 and 2005.

The weighted average effective interest rate on short-term investments as at December 31, 2007 is 5.03% (2006 - 5.30%; 2005 - 4.20%).

The related interest income or expense and gains and losses for financial assets classified as held-for-trading are included as interest income in the accompanying consolidated statements of earnings. Interest income or expense relating to loans and receivables and other financial liabilities are included in operating expenses in the accompanying consolidated statements of earnings.

18.	Revenue:

The Company provides a comprehensive solution including software, network operations, administrative and marketing consulting services to licensed gaming operators that allows licensees to provide online casino and poker games and considers this activity to be one reportable segment. Revenue from these offerings for online casino and poker games in 2007 was $49,457 (2006 - $59,211; 2005 - $52,998) and $19,523 (2006 - $33,934; 2005&#65533;- $27,013), respectively. Revenue from other sources was $4,679 (2006 - $10,877; 2005 - $6,296).

19.	Differences between Canadian and United States generally accepted accounting principles:

The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements, as noted above, are as follows:

	2007	2006	2005

Earnings based on Canadian GAAP	$5,528	$24,812	$20,530
Adjustment for stock-based compensation (a)	112	824	–

Earnings based on U.S. GAAP	$5,640	$25,636	$20,530

34

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

19.	Differences between Canadian and United States generally accepted accounting principles (continued):

	2007	2006	2005

Earnings per common share based on U.S GAAP;
Basic	$ 0.48	$ 1.89	$ 1.51
Diluted	0.48	1.87	1.46

(a)	On January 1, 2006, the Company adopted, on a modified prospective basis, FASB Statement No. 123 (revised 2004), Share-Based Payment ("FAS 123(R)"), for new awards granted on or after this date under the Company's stock option and long-term incentive plans and for the unvested portion of existing awards on January 1, 2006.

(i)	Stock options:

Under Canadian GAAP, the Company does not estimate forfeitures in determining the expense to be recognized over the service period and forfeitures are accounted for as they occur. FAS 123(R) requires an entity to estimate the number of options for which the requisite service is expected to be rendered.

On January 1, 2006, the Company estimated the number of outstanding options for which the requisite service is not expected to be rendered. Amounts recorded as compensation cost in earlier years for options outstanding at January 1, 2006 for which requisite service is not expected to be rendered have been eliminated and recognized in earnings as the cumulative effect of a change in accounting principle on January 1, 2006.

The cumulative effects of adopting FAS 123(R) on January 1, 2006 and the 2006 U.S. GAAP stock-based compensation adjustment were $601 and $223, respectively. These amounts were quantified using a weighted average forfeiture rate assumption of 27%. For 2007 the estimated weighted average forfeiture rate is 19%, resulting in a U.S. GAAP stock-based compensation adjustment of $112.

35

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

19.	Differences between Canadian and United States generally accepted accounting principles (continued):

(ii)	Long-term incentive plan:

Under Canadian GAAP, the Company uses an intrinsic value-based method to record compensation expense for liability classified awards. FAS&#65533;123(R) requires the use of a fair value-based method, rather than an intrinsic value-based method, to measure and record compensation expense for these awards. The Company has determined there is no material difference between the intrinsic value and the fair value of the units awarded under its long-term incentive plan.

(b)	Income taxes:

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 ("FIN 48"), which clarifies the accounting for uncertainty in income tax positions. This interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 became effective for the Company on January&#65533;1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The impact of adopting FIN 48 did not have a material impact on the Company's financial position, cash flows and results of operations.

(c)	Financial instruments:

Effective January 1, 2007, the Company adopted the new Canadian GAAP reporting standards for financial instruments of Handbook Section 1530, Section 3855, Section 3861 and Section 3251.

36

CRYPTOLOGIC LIMITED

(FORMERLY CRYPTOLOGIC INC.)

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)

Years ended December 31, 2007, 2006 and 2005

19.	Differences between Canadian and United States generally accepted accounting principles (continued):

As a result, under Canadian GAAP, the Company has classified all cash, cash equivalents, short-term investments and user funds on deposits as held-for-trading assets, which are measured at fair value. Under United States GAAP, cash, cash equivalents, short-term investments and user funds on deposit would not be classified as held-for-trading assets. Cash, cash equivalents, and short-term investments are measured at cost plus accrued interest and user funds on deposit are measured at the redemption amount. The Company has determined that there is no material difference between the fair value and the cost plus accrued interest or redemption amounts for these financial assets under United States GAAP.

Furthermore, under Canadian GAAP the Company has classified long-term investments as available-for-sale, which are measured at fair value. These long-term investments do not satisfy the requirements under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities ("FAS 115") to be classified as available-for-sale, and therefore, these long-term investments are measured at cost under United States GAAP. The Company has determined that there is no material difference between the fair value and the cost of the long-term investments.

20.	Subsequent events:

In January 2008, the Company made a further investment in 568 Networks Inc. by way of a $250 convertible loan.

In January 2008, the Company entered into an agreement with Jingle Prize, Inc., a leading developer of online games located in Asia, to invest up to a $2,500 if certain performance criteria are met.

In January 2008, the Company entered into an agreement to invest $645 for a minority interest in Mobilebus Inc., a Korean game developer.

In 2008, the terms of the guarantee required by the Lottery Gaming Authority of Malta were amended, reducing the letter of credit from $20 million to $5 million.

37

EXHIBIT 3

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The following report contains management’s discussion and analysis (“MD&A”) of CryptoLogic Limited’s consolidated results of operations and financial condition for the year ended December 31, 2007 compared with the year ended December 31, 2006 and should be read in conjunction with the audited consolidated financial statements and accompanying notes. This MD&A is dated March 26, 2008.

CryptoLogic Limited and our subsidiaries are referred to collectively as “CryptoLogic”, “the Company”, “we”, “us”, and “our” throughout this MD&A, unless otherwise specified.

All currency amounts are in US dollars, unless otherwise indicated. Some figures and percentages may not total exactly due to rounding.

Business Reorganization Completed in 2007

Pursuant to a business reorganization implemented by way of an Ontario Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares (“Exchangeable Shares”) of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares. These CEC shares participate equally in voting and dividends with the shareholders of the Company. No additional shares of CEC have been or will be issued. For more information, see the Management Information Circular dated April 23, 2007 available on www.SEDAR.com.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. Accordingly, financial information presented in the MD&A reflects the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc. The interest held by CEC shareholders has been presented as a minority interest in the consolidated financial statements, as required under GAAP.

Statements in this document, which are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. It should be noted that the forward-looking statements in this document are based on management’s best estimates of the current operating environment. These statements are related to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “may”, “would”, “could”, “should”, “will”, “intend”, “seek”, “propose”, “anticipate”, “believe”, “expect”, “plan” or similar expressions suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, risks associated with the Company’s financial conditions, legal risks associated with Internet gaming and risks of government legislation and regulation, market acceptance and technological changes, dependence on licensees and key licensees, international operations and increased competition. A description of these factors can be found in the section contained herein titled “Risks and Uncertainties.” CryptoLogic does not intend, and does not assume any obligations, to update these forward-looking statements.

1

BUSINESS OVERVIEW

Founded in 1995, CryptoLogic Inc., now succeeded by CryptoLogic Limited, is a world-leading and long-standing publicly traded online gaming software developer and supplier servicing the global Internet gaming market. In December 1996, CryptoLogic began licensing InterCasino, the first customer to license CryptoLogic’s software, and one of the first “play-for money” Internet casinos. WagerLogic Limited (“WagerLogic”), a subsidiary of CryptoLogic, provides software licensing, e-cash management and customer support services for our Internet gaming software to an internationally-recognized high quality client base (“licensees” or “customers”) around the word who operate under government authority where their Internet businesses are domiciled.

The Company provides a complete, online gaming solution predominantly focused on the Internet casino and poker markets. The Company works with international brand name licensees and targets prospective licensees in the key geographic markets for online gaming, including the UK, Continental Europe and Asia. The Company’s online gaming software solution is comprised of:

1)	a broad turn-key Internet-based gaming suite featuring:
•	more than 280 casino table and slot games
•	player-to-player poker
•	multi-languages (English, Spanish, Japanese, Chinese, French, German, Italian and Greek)
•	multi-currencies (USD, GBP and euro)
•	multi-platforms (download, non-download (Java and Flash) and wireless)
•	multi-player bingo

2)	E-cash systems and support for player deposits and withdrawals;
3)	Business intelligence and data analysis tools to assist licensees in their marketing efforts;
4)	Licensee support through WagerLogic’s 24/7 multi-language customer support; and
5)	Marketing support services, to assist licensees to develop and execute strategies for marketing their online gaming businesses.

We provide software products and services to a select international client base (“licensees” or “customers”), while retaining ownership and control of the software. As at December 31, 2007, we had 12 licensees located around the world, including well-known UK and global land-based gaming organizations.

Our licensees operate under government authority where their Internet business subsidiaries are domiciled. In August 2007, the Company moved its licensee’s primary Internet gaming jurisdiction to Malta. Certain technical requirements set out by the licensing authority in Malta need to be fulfilled in order to maintain the license in good standing. We expect to satisfy these requirements by mid 2008. The license in Malta facilitates access to the European and UK markets by the Company’s licensees from within the EU, which are major markets for the licensees and for CryptoLogic. During the year, we began recognizing revenue from three new licensees, a private company in Malta operating Parbet.com, Holland Casino and the World Poker Tour. These licensees were added in 2007, and CryptoLogic benefited from a full year of revenue from licensees added in 2006: DTD Poker; Betsafe.com; and Oceania Caribe Licensing NV (Playboy Gaming).

Substantially all of our revenue is of a recurring nature associated with the Casino and Poker businesses. Licensees pay an ongoing fee each month over the contract term calculated as a percentage of each licensee’s level of activity. In 2007, 6.4% (2006: 10.5%) of our revenue came from other sources, including software customization, certain marketing support services, advertising services and management fees.

Historically, revenue has been seasonal with slower sales in the summer months (our second and third quarters), when players tend to spend less time indoors and at their computers. Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest revenue periods.

2

BUSINESS CONDITIONS

Since CryptoLogic was established 12 years ago, there has been significant growth in both our company and the industry. In total, the Internet gaming market including the United States grew from $5.7 billion to approximately $10.7 billion in wagers in the years between 2003 and 2005 (source: Global Betting and Gaming Consultants, February 2007, or “GBGC”). However, on October 13, 2006 the United States, estimated to represent approximately 50% of the global online gaming market, passed the Unlawful Internet Gaming Enforcement Act (UIGEA) which effectively banned online gaming by making it illegal to process the related financial transactions. The enactment of UIGEA has had a very significant negative impact on our licensee fee revenue, generally reducing our revenue by approximately 30%. However, the Internet casino and Internet poker markets outside the US, the core areas of our business, are expected to continue to grow rapidly. The non-US online casino market is estimated to be worth $2.4 billion, and this market is expected to grow to approximately $3.9 billion by 2012. The online poker market outside the US was estimated to be worth $1.6 billion at the end of 2006 and is expected to double to $3.2 billion by 2012 (source: GBGC).

While online gaming outside the United States continues to promise vast potential, it is expected to account for only 5.5% of the global gaming revenue by 2012 (source: GBGC). The online gaming market is already dominated by major operators. Competition is intensifying for players and market position. The industry is also experiencing consolidation as operators increase market share through acquisition.

In order to grow and remain a market leader, software providers must be able to offer a strong value proposition to their customers to help them respond to players that are increasingly sophisticated and demanding more choice. We must offer an expanding array of new and innovative products and services that enhance the game experience and create opportunities to market to players in order to help customers attract, retain and re-activate players.

STRATEGY UPDATE

CryptoLogic’s strategy is designed to capitalize on the growth in the online gaming market by focusing on ongoing software development, new licensee opportunities including through brand ownership and brand management, further growth in Europe including more language offerings, and an expansion into Asia.

Software development

In 2007, CryptoLogic continued its industry leading innovation by introducing 15 new downloadable Internet casino games and bringing new concepts to the market.

CryptoLogic’s highlights of the year include:

•	launching the latest and most-anticipated slot games featuring the wildly popular Marvel Super Heroes, Spider-Man™ and the Fantastic Four™
•	obtaining exclusive rights to develop the first-ever slot version of Jewel Quest®, a popular puzzle-match game.
•	adding to its popular roster of multi-currency Marvel™ video slot games, with new versions based on Thor™, Silver Surfer™, Elektra™, Ghost Rider™ and others;
•	Sudoku, the logic game played by millions of people around the world every day, has been adapted for online slot players;
•	A new patent-pending game, Multi-Hand Video Blackjack, which brings together blackjack and video poker; and
•	winning Gambling Online’s Top Casino Software Award for the second year running.

New licensee opportunities

CryptoLogic will continue to pursue new licensee opportunities in both casino and poker. CryptoLogic new poker opportunities will enhance the liquidity of our licensees’ poker network, already one of the world’s largest that excludes US players. Our upgraded poker platform provides infrastructure and capacity to accept new licensees that offer exciting growth potential to contribute to overall poker network liquidity.

3

In 2007, CryptoLogic added three new licensees and launched sites for four licensees including:

•

signed new licensees: Holland Casino (casino and poker), a private company in Malta operating Parbet.com (poker and casino) and World Poker Tour (poker and casino). Holland Casino represents a milestone agreement being our first government-owned licensee. The new sites, to be run by Holland Casino on behalf of the Dutch government, are ready to be launched and currently awaiting final government license (which may involve a request for guidance by the Dutch government to the European Commission), which is expected in 2008;

•	launched a poker site for Betsafe and poker and casino sites for Parbet.com – both licensees’ sites are particularly popular among Scandinavian players;
•	launched casino and poker sites for global leading poker entertainment company, World Poker Tour; and PlayboyGaming, one of the world’s most recognizable entertainment and lifestyle brands; and
•

subsequent to year end, the Company extended and expanded its relationship with World Poker Tour to upgrade to a full Internet casino offering, add Spanish and German language Internet poker rooms and extend its exclusive use of CryptoLogic software until at least mid-2011.

Brand ownership and licensing

CryptoLogic intends to pursue strategic, accretive acquisition opportunities including brands that can be licensed to operators to accelerate the advancement of CryptoLogic’s strategies. CryptoLogic believes that acquisition opportunities have increased since the UIGEA was passed in the US in October 2006, and we will continue to evaluate new and existing prospects.

In January 2007, CryptoLogic achieved its first success under this strategy by completing the purchase of the poker brand and related assets of Parbet.com, a popular Scandinavian online poker room. CryptoLogic then licensed these Parbet assets, together with our poker software, payment processing services and multi-lingual customer support and services, to a private Maltese online gaming company that will operate Parbet.com.

The purchased assets include all rights to the Parbet brand name, associated domain names such as Parbet.com, customer lists, databases and active player accounts. This acquisition extended CryptoLogic’s brand ownership and licensing strategy. Under this strategy, CryptoLogic owns or controls key brands that it licenses to third party operators, along with its full suite of online gaming software, network services and marketing support services, in order to generate higher revenue. For online players, trust is critical. This is why CryptoLogic has focused on leveraging established brands that enhance the entertainment value and trust factor for our licensees’ players.

In August 2007, CryptoLogic furthered its strategic goals by acquiring the popular gaming portal Casino.co.uk for $6.1 million. This web-portal business compliments the Company’s existing WinnerOnLine portal. Both of these portals earn advertising revenue from gaming operators, and direct traffic to operator sites as well as those owned by Company’s licensees – providing an excellent, known-name marketing channel and an attractive player acquisition tool for licensees. This purchase includes all rights to the Casino.co.uk website together with the customer lists.

Expanding in Asia

CryptoLogic intends to expand its Asian presence to become a significant participant in this large, emerging market.

In June 2007 we acquired a 19.4% interest in 568 Network Inc. (“568 Inc”) for $1.1 million. 568 Inc is a developer and distributor of online casual games in the Chinese market and enables us, with 568 Inc, to establish a new China-based venture that will develop and distribute casual skill-based games for the local and overseas Chinese-language markets. We have an option to increase this position to a controlling interest in the future.

4

In November 2007 we acquired a 12.7 % minority interest in Mikoishi Studios Inc., one of Asia’s best known game development and design companies for $4.3 million with an option to increase our interest in the future.

Strategic performance measures

In 2007, CryptoLogic continued to deliver profitable growth and positive return on equity. However, due to reduced revenue levels primarily due to UIGEA, discussed above, CryptoLogic had negative cash flows from operations.

(in thousands of US dollars, except per share data)	2007	2006	2005

Income Statement
Revenue	$73,659	$104,022	$86,307

Reorganization charges regarding move of HQ to Ireland	$5,666	$3,700	—
EBITDA after reorganization charges (1)	$7,841	$27,176	$22,303
Earnings before minority interest	$6,499	$24,812	$20,530
Net earnings	$5,528	$24,812	$20,530
Diluted EPS	$0.47	$1.81	$1.46

Financial Position
Cash flow from/(used in) operating activities	($11,885)	$40,654	$34,721
Net cash (2)	$77,504	$128,440	$99,134
Working capital (3)	$68,199	$93,787	$73,569
Dividend per share/quarter (4)	$0.12	$0.12	$0.07

Value measure
Return on equity(5)	6%	25%	25%

(1)

Management believes EBITDA (earnings before interest, taxes, amortization and minority interest) is a useful supplemental measure of performance. However EBITDA is not a recognized measure under generally accepted accounting principles (“GAAP”) and does not have a standard meaning, therefore it may not be comparable across different companies.

(2)	Net cash includes cash and cash equivalents, short term investments, restricted cash and security deposits
(3)	Working capital is calculated by subtracting current liabilities from current assets.
(4)

CryptoLogic’s inaugural quarterly dividend of $0.03 per common share (annual rate of $0.12) was first declared on September 10, 2003, and paid November 24, 2003. On November 4, 2004, CryptoLogic’s Board approved an increase in our quarterly dividend from $0.03 to $0.05 per common share (annual rate of $0.20), commencing with the quarterly dividend paid December 15, 2004. A subsequent increase to $0.07 per common share (annual rate of $0.28) was announced on November 1, 2005, commencing with the quarterly dividend paid December 15, 2005. On May 9, 2006, we announced the Board’s decision to increase the dividend to $0.12 per share (annual rate of $0.48), commencing with the quarterly dividend paid on June 15, 2006. On March 17, 2008, a dividend of $0.12 per share was announced, the same rate as the prior eight quarters. Each future quarterly dividend will be subject to Board approval based on the Company’s financial results.

(5)	Return on equity is calculated by dividing net earnings before minority interest by total shareholders’ equity.

5

CryptoLogic reconciles EBITDA to earnings as follows:

(in thousands of US dollars)	2007	2006	2005

Net earnings	$5,528	$24,812	$20,530
Minority interest	971	—	—
Income taxes	$993	$4,679	$1,506
Interest	($ 6,217)	($ 7,092)	($ 3,627)
Amortization	$6,566	$4,777	$3,894

EBITDA	$7,841	$27,176	$22,303

ABILITY TO DELIVER RESULTS

Our competitive advantages have been key to maintaining profitability despite the impact of UIGEA and remain critical for future growth.

Brand name licensees

CryptoLogic works with high quality gaming and media customers, such as William Hill, Littlewoods, and InterCasino. In a market where player trust is critical, we believe our base of high quality licensees enhances our opportunities to acquire additional, well-thought-of and trusted licensees. Our more than a decade of experience has proven that operators with a trusted brand and an established user base, allow us the ability to cross-market new offerings, and grow sustainable online businesses. In competition with hundreds of gaming sites on the Internet, our licensees are committed to spending marketing funds in order to effectively vie for player attention.

Our customers, which are primarily gaming and/or casino organizations, continue to benefit from the liquidity, outsourced technical expertise and expanding product offering and knowledge developed by CryptoLogic.

We expect that revenue and player growth from licensee fees in both poker and casino and revenue from new sites launched, including Playboy Gaming, Betsafe, DTD Poker, Parbet and World Poker Tour will continue to grow. This, along with new licensees will be in a position to take advantage of the capacity for increased liquidity on our licensees’ poker network.

CryptoLogic remains committed to working with a targeted group of high quality committed licensees to generate the highest returns.

Comprehensive and innovative product portfolio

In an industry characterized by a proliferation of gaming sites, we design our product suite to enable our licensees to satisfy a broad player range of preferences in order to attract more players, generate longer play time and extend the player life value and revenue potential. We conduct extensive player research and competitive benchmarking to drive our software development, as well as seek and enter into strategic exclusive partnerships with premier consumer brands such as Marvel, Bejeweled andCubisTM to enhance the trust and entertainment value of our game offering.

CryptoLogic delivers a comprehensive product portfolio across the casino and poker markets. We continually expand our online game mix with the latest innovations and entertainment concepts to appeal to increasingly sophisticated players wanting more choice and a more engaging experience.

Internet casino – Our largest revenue and profit contributor is online casino fees – a core market that accounts for approximately 26% of global online gaming revenue excluding the United States (source: GBGC). We continually invest in market research and product development to ensure a succession of new game concepts, themes and variations to create marketing opportunities for our licensees. This helps to re-energize players, keeps them coming back and drives incremental revenue, and we expect this revenue growth to continue.

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CryptoLogic is at the forefront of bringing the latest product innovations and concepts to Internet gaming. We have introduced a number of unique games to the Internet – the first ever and only British pub-style fruit machines; the first to offer play-for-real slot versions ofBejeweled and Cubis™, two extremely popular online casual games; the first and only online slots featuring Marvel Super Heroes; the first Internet version of Texas Hold’Em Bonus Poker; and our own patented progressive jackpot slot, Millionaires Club™, which offers world-record online jackpots. Our expertise in offering the depth and complexity of the modern-style casino games demanded by online gamers should contribute to our continued growth and market leadership in this lucrative game area.

Internet poker – Online poker service fees are a core market representing approximately 23% of worldwide Internet gaming revenue excluding the United States (source: GBGC). Internet poker is a fast-growing sector dominated by sizeable poker rooms, where attracting and retaining a critical mass of players is key to success. The continuous presence of many players in a virtual room (liquidity) allows players to find a game at the stake they want, when they want, around the clock. By providing a platform for the players of all our poker licensees – among the largest gaming and entertainment brands online and on-land – in a central poker room, we offer a well-populated poker network that currently attracts at peak times more than 6,000 poker players simultaneously from around the globe, which is down from 9,000 at the end of 2005 due to the UIGEA and exit of Betfair, a former licensee who established its own poker room.

In Internet poker, we also continually expand our variety of tournament capabilities, and invest in system scalability to provide the capacity for increasing traffic and volumes at our licensees’ poker sites.

Customer service and support

Licensee competition for players is intense and the cost of player acquisition has risen significantly. To assist our licensees in retaining players and re-activating lapsed accounts, we have invested significantly in our customer relationship management solution. We have introduced and improved our back-office offering with sophisticated business intelligence, data warehousing and marketing tools to assist licensees in understanding, servicing and building one-on-one relationships with their players and developed an award winning call centre in Cyprus to service end user enquiries.

Marketing Support

To help our customers develop and execute their marketing strategies, we offer our licensees marketing support services, through AdsDotCom, a subsidiary of WagerLogic. Increasingly we view these services as a key differentiator in our offering. They have been instrumental in winning new business and forming a key part of the Company’s brand ownership and management strategy.

Regulatory Leadership and Public Company Record

Trust is vital for our business, our customers, and our industry. This is why CryptoLogic has committed to strong corporate governance and compliance – and demonstrated a long-standing history of public company disclosure and regulatory leadership.

“Tier One” Regulation – CryptoLogic has long advocated regulation of Internet gaming for the protection of players and the integrity of the industry. We have earned government-certification in a “tier-one” jurisdiction. We are subject to stringent requirements similar to those found in land-based gaming, including intensive government probity review of directors, senior management and key personnel, as well as rigorous independent third-party testing and ongoing gaming software review. We conduct independent probity on our suppliers and licensees. This adherence to high standards of government approval is an important competitive advantage. Our regulatory compliance enables us to offer licensees a choice of regulated markets for their online businesses. It also enhances our credibility and marketability as more jurisdictions view regulation as the best solution for safe and responsible online gaming.

Public company disclosure and compliance – CryptoLogic’s status as a public company traded on three senior exchanges – the Toronto Stock Exchange, NASDAQ Global Select Market and the Main Market of the London Stock Exchange – subjects us to the highest standards of corporate governance and disclosure.

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CryptoLogic has demonstrated a steady record of earnings and cash flow performance and disclosure. We are one of the Internet gaming industry’s first publicly listed companies since 1996. Our corporate governance practices and quality and certification of our products and business are competitive advantages for CryptoLogic.

Financial strength and performance

Despite the setback in 2007 from changes in US regulations, we have a proven record of operating profits and cash flows and no debt since our first full year of operation. The strength of our balance sheet gives customers the assurance that we have the resources to invest in our product solutions today and in the future. We have the financial strength to pay a quarterly cash dividend and repurchase shares through normal course purchases, as appropriate. Our solid financial position also means we can consider potential opportunities to accelerate our growth plans through strategic, accretive acquisitions.

OVERVIEW OF RESULTS

YEAR 2007

For the years ended December 31 (in thousands of US dollars, except per share data)
	2007	% of revenue	2006	% of revenue

Revenue	$73,659	100.0%	$104,022	100.0%

Expenses
Operating	49,436	67.1%	64,685	62.2%
Reorganization	5,666	7.7%	3,700	3.6%
General and administrative	10,166	13.8%	7,907	7.6%
Finance	550	0.7%	554	0.5%
Amortization	6,566	8.9%	4,777	4.6%

	72,384	98.2%	81,623	78.5%

Earnings before undernoted	1,275	1.8%	22,399	21.5%
Interest income	6,217	8.4%	7,092	6.8%

Earnings before minority interest and income taxe	7,492	10.2%	29,491	28.3%

Income taxes:
Current	4,056	5.5%	4,957	4.7%
Future	(3,063)	(4.2)%	(278)	(0.3)%

	993	1.3%	4,679	4.4%

Earnings before minority interest	6,499	8.9%	24,812	23.9%
Minority interest	971	1.3%	—	0%

Net earnings and comprehensive income	$5,528	7.6%	$24,812	23.9%

EBITDA	$7,841	10.6%	$27,176	26.1%
Total assets	$170,633		$184,520
Dividend per share/quarter	$0.12		$0.12

Mainly as a result of the industry-wide impact of the Unlawful Internet Gambling Enforcement Act (“UIGEA”), CryptoLogic’s revenue, earnings and earnings per share decreased for the year ended December 31, 2007 as compared with the same period of the previous year. The effect of the UIGEA was mitigated as a result of CryptoLogic’s licensees deriving substantial revenue from non-U.S. based players; however the effect is still significant. Prior to the enactment of the UIGEA passed in October 2006, licensees’ revenue from Europe-based players was approximately 70% of total revenue; since that time all revenue is from non-U.S. based players. CryptoLogic management had initiated this diversification from the U.S. well prior to the UIGEA enactment. Although revenue was reduced by the UIGEA, costs cannot be reduced by an equal amount and therefore results will improve as revenue grows and new licensees are added.

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RESULTS OF OPERATIONS - 2007

Revenue

CryptoLogic recorded revenues for the year ended December 31, 2007 of $73.7 million, a decline of 29.2% (2006: $104.0 million). The decline in revenues was anticipated with the enactment of the UIGEA.

Licensing fees and services from our casino licensees are calculated as a percentage of a licensee’s level of activity in its online casino site. Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand) or fixed fees for entry into poker tournaments.

Internet casino

Internet casino fee revenue decreased to $49.5 million or 16.5% for the year ended December 31, 2007 (2006: $59.2 million).

Fees or licensing revenue from our casino business is calculated as a percentage of a licensee’s level of activity in online casino site. This is affected by the number of active players on the licensee’s site and their related gaming activity. In turn, these results are influenced by a number of factors such as the entertainment value of the CryptoLogic developed games, the frequency and success of new offerings and the effectiveness of the licensee’s marketing programs. Internet casino fee revenue benefited from two non-routine items recorded during the year, a revision of our estimate to discharge future jackpot payouts of $4.5 million as well as a $2.0 million reduction in our accrual for contingencies.

Internet casino licensing and associated support fees constitute our core revenue base, representing 67.1% of our total revenue in 2007 (2006: 56.9%). While casino fees declined in absolute dollars they have increased as a percentage of total revenue because of the success of new games and casino launches for World Poker Tour and Parbet. Subsequent to year end, the Company extended and expanded its relationship with World Poker Tour to upgrade to a full Internet casino offering, add Spanish and German language Internet poker rooms and extend its exclusive use of CryptoLogic software until at least mid-2011.

We intend to continue delivering a succession of new product innovations, thereby generating additional activity and interest in our licensee sites. This in turn generates online licensee fees which will grow our casino business. While online casino fee revenue growth outside the US is predicted to remain strong, we expect organic growth will be insufficient to return to the 2006 revenue base in the short term.

Consequently we continue to aggressively explore other alternatives including new licensees to increase revenues and continue to control costs as we grow revenues outside of the US and return to record levels of earnings.

Internet poker

Poker fees remains a significant revenue contributor to the overall revenue of Cryptologic at 26.5% of total 2007 revenue (2006: 32.6%), however, our Internet poker licensee fees declined to $19.5 million or 42.5% (2006: $33.9 million) primarily due to the introduction of the UIGEA and the exit of Betfair from the poker room, both in October 2006, and a slowing of growth in European poker. Poker fee growth is expected only with the addition of new licensees.

CryptoLogic offers a “virtual” central poker room for its licensees. Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the “rake” is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments. Players prefer poker rooms with strong “liquidity” – rooms that offer high availability of games at the desired stake levels, in their currency of choice, on a 24/7 basis.

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Betfair exited the poker network in October 2006 as originally agreed in 2005.

Other revenue

Other revenue decreased to $4.7 million or 56.9% (2006: $10.9 million), which included fees for software customization and advertising and marketing services generated from our portal business. This is primarily a result of the non-recurring revenue from our exit agreement with Betfair in October 2006 resulting in no revenues received in 2007, and reduced marketing support revenue due to the UIGEA. Other revenues accounted for 6.4% of total revenue (2006: 10.5%).

International diversification

CryptoLogic’s global strategy has resulted in a geographically-diversified business in gaming-friendly jurisdictions and benefit from near-term growth opportunities in overseas markets.

When the UIGEA passed in October 2006, licensees’ revenue from outside the US was approximately 70% of total revenue, as it was at the end of 2005, and up dramatically from only 30% at the end of 2001, when CryptoLogic began its international diversification strategy.

Our strength in these markets is attributable to a licensee roster that includes some of the most respected names in European gaming. The United Kingdom’s 2005 enactment of a new law to regulate online gaming for the first time in that country continues to foster favorable growth for the Internet gaming industry, for our customers and for CryptoLogic. With the relocation of all licensees operations to Malta, a member of the European Union, access to the European markets is strengthened. CryptoLogic continues to build partnerships, develop products, and pursue new markets in Asia Pacific specifically, with our $4.3 million investment million in Mikoishi and our $1.1 million investment in 568 Inc. This segment of the business is expected to grow in 2008 and 2009.

Recurring Revenue

CryptoLogic’s strong recurring licensee fees reflect the strength of a revenue model based on building long-standing relationships with premium customers. In 2006, 93.6% (2006: 89.5%) of CryptoLogic’s fee revenue was generated from software licensing and services contracts that generate recurring revenue and generally extend three years in term.

During 2007 we completed all technical work on Holland Casino’s poker and casino sites and began recognizing revenues in accordance with the terms of the licensee agreements. In addition, we have introduced two new casino games such as Spider-Man and the Fantastic Four which will provide ongoing interest in for our licensees to attract customers.

In 2008, we expect to grow our revenue related to licensees’ European gaming activities, both through the organic growth of licensees that were active on our platforms in 2007 and through revenue from new licensees and aggressively exploring growth opportunities in Asia.

Seasonality

Historically, the Group has experienced seasonality with slower sales in the second and third quarters, as the use of the Internet is not as strong in the summer months when players tend to spend less time indoors and at their computers. Historically, the first and fourth quarters (during the winter and autumn seasons) have been the strongest revenue periods.

Expenses

Consistent with prior years, during 2007 we incurred expenses in five categories: operating, general and administrative, reorganization charges, finance and amortization.

Total expenses declined to $72.4 million or 11.3% (2006: $81.6 million), as we focused our attention on adjusting our cost base to the significant reduction in revenues post UIGEA implementation.

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We continue to focus on maintaining close control over all discretionary expenditures as we align to the new market environment. We expect our costs in total to remain relatively consistent as a percentage of total revenue in 2008 as compared with those of 2007.

Operating Expense

CryptoLogic’s operating expense comprises development and support expense, which includes all personnel and equity compensation costs for employee stock options and long term incentive program; licensee support; e-cash systems and support costs; customer service expense; and expense related to regulatory compliance.

Development costs are expensed as incurred unless costs meet the criteria for deferral and amortization under generally accepted accounting principles.

Total operating expense was $49.4 million, or 67.1% of revenue (2006: $64.7 million or 62.2%). Operating expense have decreased in absolute terms when compared to the prior year due to reduced compensation costs, software development expense and e-cash processing fees. The reduction in the e-cash processing fees is associated with better management of our external providers, lower revenues and financial transaction levels. These decreases are offset in part by a one-time charge of $1.75 million associated with the program costs of a major licensee.

We must continue our investment in our core product and services to help licensees grow market share and player loyalty despite the reduction in revenue. Consequently we have gaming capacity for additional licensee fees that we are aggressively looking to fill.

At December 31, 2007, CryptoLogic had 310 employees dedicated to implementing our strategy in a competitive and increasingly sophisticated market, down from 400 a year earlier.

At year-end, we had 92 employees in casino and poker development, representing 30% of the total. Given the importance and distinctiveness of the core aspects of our business, we have specialized teams in each strategic development area.

General and Administrative Expense

General and administrative (G&A) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure and public company listings.

In 2007, G&A expense of $10.2 million represented 13.8% of revenue (2006: $7.9 million or 7.6%), an increase both as a percentage of revenue and in absolute dollars.

The increase in G&A expense is primarily a result of professional fees from additional tax planning, cost associated with the implementation of Sarbanes Oxley and advice for merger and acquisition opportunities. In addition, occupancy costs increased with the new head-office in Ireland and offices in Malta and Singapore.

Reorganization Charges

One time reorganization charges are associated with our establishment of the executive headquarters in the Republic of Ireland and the restructuring of the organization during the year. In 2007, such costs totaled $5.7 million or 7.7% of revenue (2006: $3.7 million or 3.6%) and primarily comprise professional fees and expenses related to employee relocation and severance.

Amortization

Amortization expense is based on the estimated useful lives of the assets and includes the amortization of our investments in computer equipment, leasehold improvements, software licenses, and intangible assets to support our business activities.

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Amortization expense was $6.6 million, or 8.9% of revenue (2006: $4.8 million or 4.6%). The increase reflects purchased intangibles for Casino.co.uk and Parbet.com, the investment in computer equipment, and software licenses, in accordance with GAAP.

EBITDA(1)

As we expected at the beginning of the year, earnings before interest, taxes, depreciation and amortization (EBITDA(1)) decreased significantly to $7.8 million from a record $27.2 million in 2006. EBITDA(1) margin, or EBITDA(1) as a percentage of revenue, declined significantly to 10.6% from 26.2% in 2006 as a result of the revenue impact from UIGEA.

In 2008, we expect EBITDA(1) and EBITDA(1) margin to improve as a result of our efforts to reduce costs to the levels supported by the reduced revenues. Longer term, we expect to be able to return to and exceed 2006 revenue, EBITDA(1) and EBITDA(1) margin levels.

Interest income

Interest income, comprising interest earned on cash and short term investment balances, declined to $6.2 million in 2007 (2006: $7.1 million). The decrease was primarily as a result of the cash used in operations and the acquisitions of the Parbet assets, and Casino.co.uk and investments in Mikoishi and 568 Inc. We expect improvements in interest income as we work to return to previous balances.

Provision for income taxes

Income taxes were $1.0 million (2006: $4.7 million), and were net of a future income tax recovery. The decrease in 2007 primarily resulted from lower revenues and lower earnings. Changes in future income taxes result from differences between tax and accounting recognition with respect to certain of CryptoLogic’s expenses.

We are subject to tax in many jurisdictions. Subject to significant changes in the tax rates of those jurisdiction or significant changes in our corporate structure, we generally expect a blended tax rate of approximately 15%.

Minority interest

Pursuant to a business reorganization implemented by way of an Ontario, Canada Superior Court of Justice approved plan of Arrangement and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited. As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares of CEC, an indirect subsidiary of the Company.

The shares owned by CEC are considered a non-controlling interest of the Company for accounting purposes only and consequently, a proportional amount of the net earnings before minority interest associated with subsidiaries directly or indirectly owned by CEC is recorded as minority interest.

Minority interest will continue until all CEC shares have been exchanged into CryptoLogic Limited shares or until June 1, 2014 when we will redeem all outstanding CEC shares in return for CryptoLogic Limited shares.

Earnings

Our earnings have been significantly impacted by our licensee’s loss of US online gaming customers and have declined to $5.5 million or $0.47 per diluted share. (2006: $24.8 million or $1.81 per diluted share).

In 2008 we anticipate our earnings to improve as the full extent of our cost control efforts take effect along with continued focus on control over discretionary expenses and new licensee revenues are realized. By the end of 2008, we should start to trend toward improved quarterly revenue run rates and continue to strive for net margins (net earnings as a percentage of revenue) in excess of 20%.

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Return on equity

CryptoLogic’s return on shareholders’ equity was severely impacted by the UIGEA, as follows:

	2007	2006
Return on equity	6%	25%

RESULTS OF OPERATIONS -FOURTH QUARTER 2007

Fiscal 2007 Quarters	First	Second	Third	Fourth	Annual

(in thousands of US dollars)

Revenue	$19,562	$16,244	$17,503	$20,350	$73,659
Interest income	1,732	1,649	1,322	1,514	6,217
Earnings and comprehensive income	1,484	(2,621)	2,392	4,273	5,528
Basic earnings per share	$0.11	$(0.19)	$0.19	$0.36	$0.47
Diluted earnings per share	$0.10	$(0.19)	$0.19	$0.36	$0.47
Basic weighted average number of shares (000’s)	13,817	13,901	13,917	13,927	13,891
Diluted weighted average number of shares (000’s)	13,834	13,901	13,930	13,977	13,907

Fiscal 2006 Quarters	First	Second	Third	Fourth	Annual

(in thousands of US dollars)
Revenue	$26,997	$30,351	$27,690	$18,984	$104,022
Interest income	1,443	1,758	1,960	1,931	7,092
Earnings and comprehensive income	7,662	8,194	7,244	1,712	24,812
Basic earnings per share	$0.57	$0.60	$0.53	$0.13	$1.83
Diluted earnings per share	$0.56	$0.59	$0.53	$0.12	$1.81
Basic weighted average number of shares (000’s)	13,415	13,586	13,601	13,630	13,558
Diluted weighted average number of shares (000’s)	13,687	13,851	13,789	13,736	13,731

Revenue

Revenue in the fourth quarter was $20.4 million, an increase of 7.4% as compared with the same period in the prior year (Q4 2006: $19.0 million).

Internet casino

Internet casino revenue increased 40.0% to $14.0 million for the quarter ended December 31, 2007 when compared to the same period in the prior year (Q4 2006: $10.0 million). Casino revenue accounted for 68.6% of total revenue for the fourth quarter of 2007. Revenue, when compared to Q3 2007 increased by 21.9%. Internet casino revenue increased as the Company benefitted from the successful release of its newest line-up of casino games launched in October 2007 as well as a $2.0 million reduction in our accrual for contingencies. Without the impact of this provision reversal, casino revenues are up 20% from the same quarter in 2006.

Fees or licensing revenue from our casino business is calculated as a percentage of a licensee’s level of activity in online casino site. Such revenue is affected by the number of active players on the licensee’s site and their related gaming activity. In turn, these results are influenced by a number of factors such as the entertainment value of the CryptoLogic developed games, the frequency and success of new offerings and the effectiveness of the licensee’s marketing programs. During the year we introduced Bonus Pack 11 and Bonus Pack 12. In December, the Company launched Spider-man and Fantastic Four slot games, both new to the market.

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Internet poker

Q4 2007 Internet poker revenue decreased 31.3% to $4.6 million (Q4 2006: $6.7 million), and represented 22.6% of total revenue for the fourth quarter (Q4 2006: 35.4%). Reduction in Internet poker revenue is due to the exit of Betfair, a major customer, from the poker room, the introduction of UIGEA and a general slowing of growth rates in the European industry. Poker revenue growth is expected only with the addition of new licensees.

CryptoLogic, through its wholly-owned subsidiary WagerLogic offers a “virtual” central poker room for its licensees. Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the “rake” is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments. Players prefer poker rooms with strong “liquidity” – rooms that offer high availability of games at the desired stake levels, in their currency of choice, on a 24/7 basis.

Other revenue

Other revenue includes revenue earned by our portals business, fees for software customization, fees for marketing support and certain commerce based transactions and other non-recurring revenue. Other revenue decreased in Q4 2007 to $1.8 million or 21.7% (Q4 2006: $2.3 million). In Q4 2006, the Company benefitted from the non-recurring revenue from our exit agreement with Betfair. The decrease in other revenue is largely due to the impact of that one-time item.

Operating Expense

Operating expense comprises development and support expense, which includes all personnel and equity compensation costs for employee stock options and the long term incentive program; licensee support; e-cash system and support costs; customer service expense; and staffing for regulatory compliance.

Q4 operating expense was $12.7 million, or 62.3% of revenue (Q4 2006: $14.2 million or 75.0% of Q4 2006 revenue. Operating expense have decreased in absolute terms when compared to the corresponding quarter of the prior year due to reduced compensation costs, software development expense and e-cash processing fees. The reduction in the e-cash processing fees is associated with better management of our external providers, lower revenues and financial transaction levels. These decreases are offset in part by a one-time charge of $1.75 million associated with the program costs of a major licensee.

EBITDA

EBITDA was $4.5 million for the fourth quarter, an increase of 200% over the same quarter in 2006. CryptoLogic’s EBITDA margin in the quarter was 22.3%, compared with 8.0% in Q4 2006. The increase was due to increased revenue as discussed above.

Earnings

Earnings in Q4 2007 were $4.3 million or $0.36 per diluted share (Q4 2006: $1.7m or $0.12 per diluted share).

LIQUIDITY AND CAPITAL RESOURCES

CryptoLogic remained highly liquid and debt-free in 2007, as we continue to have a strong balance sheet with net cash of $77.5 million. With the available cash resources we continue to have the financial strength and flexibility to continue our growth strategy, pay dividends, repurchase our own shares through issuer bids and consider acquisition opportunities as they arise.

Net cash position

At December 31, 2007, CryptoLogic ended the quarter with $77.5 million of net cash(2) (comprising cash and cash equivalents, restricted cash, short-term investments and security deposits) or $5.57 per diluted

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share (December 31, 2006: 128.4 million or $9.35 per diluted share). The decrease in net cash(2) of $50.9 million is primarily due to the acquisition of Casino.co.uk ($6.1 million), Parbet ($11.8 million), investments in Mikoishi and 568 Inc. ($5.4 million), dividend payments ($6.7 million), purchase of capital assets ($13.1 million) and two significant amounts paid to winners of cumulative jackpot games during the year ($14.1 million). CryptoLogic continues to be debt free.

We continue to pledge $1.5 million in security deposits at year end (2006: $1.5 million). We maintain security on deposits as collateral granted to banks and payment processors that process deposit transaction on our behalf.

We are also required to maintain a deposit of $20.0 million (2006: nil) to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds on deposit. In February 2008, this requirement was reduced to $5.0 million.

Operating activities

CryptoLogic deploys its significant cash reserve to fund investment initiatives that will drive long term growth. Cash flow used in operating activities was $11.9 million for the year ended December 31, 2007. (2006: $40.7 million provided by operating activities). Several factors contributed to the decrease in cash flow from operating activities from the prior year including, but not limited to:

•	reduced profitability after accounting for non-cash items primarily due to the impact of UIGEA;
•	costs associated with the relocation of our corporate headquarters to Dublin, Ireland; and
•	reduced jackpot provisions due to significant cumulative jackpot payments.

Financing activities

In 2007, $2.8 million was used for financing activities (2006: $2.7 million) as follows:

•	$3.9 million (2006: $3.1 million) from the exercise of stock options during the year; and

•

$6.7 million (2006: $5.8 million) was paid in quarterly cash dividends in 2007. This higher amount was attributed to an increase in our quarterly cash dividend from $0.07 per share to $0.12 per share (an annual rate of $0.48) commencing with the dividend paid on June 15, 2006.

While each future quarterly dividend is subject to Board approval based on our financial results for that particular period and the Board’s view from time to time on the optimal uses of cash, we expect to continue paying dividends on a regular basis. With the industry-wide impact of the UIGEA enactment, revenues and earnings will be negatively impacted. However, as noted above, during 2009, we should start to trend toward quarterly revenue run rates similar to those realized prior to the UIGEA enactment, and continue to strive for net margins (net earnings as a percentage of revenue) in excess of 20%.

Investing activities

Investing activities used cash of $6.8 million in 2007 (2006: $55.4 million). This was largely due to strategic acquisitions completed during the year including the Parbet Poker Assets ($11.8 million), Casino.co.uk ($6.1 million), Mikoishi ($4.3 million) 568 Inc. ($1.1 million). Cash used in investing activities was also impacted by a reclassification of $20.6 million from cash to restricted cash primarily associated with a required deposit of $20 million to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds on deposit. In February 2008, this requirement was reduced to $5 million. Additionally, funds used for capital expenditures amounted to $13.0 million (2006: $8.6 million), which related to purchases in the normal course of business for hardware, leasehold improvements, software licenses, and capitalized software development expenses. These decreases in cash were offset by a shift of $50.0 million into cash and cash equivalents from short term investments to fund strategic investments completed during the year.

Working capital (3)

CryptoLogic’s working capital(3) at December 31, 2007 was $68.2 million or $4.90 per diluted share (December 31, 2006: $93.8 million or $6.83 per diluted share).

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In the foreseeable future, we expect our cash needs to be funded through existing cash resources and operating cash flow. Our liquidity gives us the financial flexibility to continue to invest in our business and take advantage of opportunities in our markets, consider potential strategic acquisitions, pay shareholders dividends, and repurchase common shares under our Normal Course Issuer Bid.

User funds held on deposit

User funds held on deposit increased 6.7% to $22.3 million at December 31, 2007 (2006: $20.9 million). This increase reflects the success of our efforts to expand our licensee base despite a significant decrease at the end of 2006 reflecting the reduction of players’ deposits subsequent to the UIGEA passage. Cash related to user funds on deposit is segregated and shown separately as an asset and liability on the balance sheet, and does not form part of the Company’s total cash position.

Capitalization

Since inception, CryptoLogic has no debt and unutilized credit facilities. At December 31, 2007, CryptoLogic had 12,813,737 common shares outstanding and 1,391,525 stock options outstanding. The outstanding common shares outstanding excludes 1,114,494 (2006: nil) common shares in CryptoLogic Exchange Corporation (“CEC”) which are entitled to be exchanged on a one-for-one basis with our common shares. Including the CEC shares the common shares outstanding would be 13,928,231.

During the year, CryptoLogic completed a court approved plan of arrangement. As part of the Arrangement, Canadian residents received Exchangeable Shares of CEC, an indirect subsidiary of CryptoLogic. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited shares. For accounting purposes, the acquisition is accounted for using the continuity of interest method, which recognizes CryptoLogic Limited as the successor entity to CryptoLogic Inc. The CEC shares can be exchanged for an equivalent amount of CryptoLogic Limited shares at anytime and are accounted for as a minority interest. On June 1, 2014, CryptoLogic through its subsidiaries will redeem not less than all of the then outstanding Exchangeable Shares for an amount per share equal to the redemption price. The redemption price will be satisfied through the issuance and delivery of one CryptoLogic Limited common share for each Exchangeable Share. CryptoLogic Limited has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on CryptoLogic matters. All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc. The shares of CEC provide those shareholders with the same voting and dividend rights as the shares of CryptoLogic Limited. No additional shares of CEC will be issued and all stock options will give rise to the issue of additional CryptoLogic Limited shares.

From November 14, 2007 to November 13, 2008, CryptoLogic has, through its Normal Course Issuer Bid, authorization to repurchase up to 1,281,000 shares, under which we have yet to buy back any shares. Our buyback programs allow us to repurchase our shares on occasions when we believe that our share price provides an opportunity to reduce our outstanding share capital at an attractive price.

Cash commitments and contractual obligations

The following table summarizes our outstanding cash commitments as of December 31, 2007:

(In thousands of US dollars)	Total	Less than 1 year	2-3 years	4-5 years	After 5 years

Facility leases	$15,008	$2,478	$3,896	$3,790	$4,844

Minimum royalty payments and purchase commitments	2,640	2,265	375	—	—

Total outstanding cash commitments	$17,648	$4,743	$4,271	$3,790	$4,844

Total cash commitments at the end of fiscal 2007 totaled $15.7 million (2006: $20.0 million). The Company has entered into lease agreements for premises expiring at various periods up to July 2015.

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RESEARCH AND DEVELOPMENT

CryptoLogic makes significant investments in research and development to remain competitive with technology advancements and product evolution in the global online gaming market. Research and development personnel comprised 23% of our workforce at 2007 year end (2006: 23%).

CRITICAL ACCOUNTING POLICIES

CryptoLogic’s accounting policies are specified in the notes to our financial statements, in particular note 1. The accounting estimates discussed below are considered particularly important as they require judgments by management. Management has instituted policies that are intended to ensure these judgments are well controlled and consistently applied from period to period.

Each time progressive jackpot casino games are played by an end user a specified amount is added to the “Jackpot”. The “Jackpot” is won by a player on a random basis and is not predictive. Each “Jackpot” also has a minimum amount of prize money. As the “Jackpot” progresses the Company regularly collects funds from participating licensees and assumes the liability of future “Jackpot” wins. Management provides for the “Jackpot” based on frequency of each game played, history of wins and minimum prize requirements. During 2007, the Company performed an analysis of the accumulation of the funds in the jackpot and a statistical analysis of the amounts required to address jackpot payouts. Consequently, the Company revised its estimated liability based on this analysis. This change of estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $4.5 million.

The Company may receive from time to time claims and enter into litigation arising out of the ordinary course and conduct of business including intellectual property matters. Management assesses such claims, and if considered likely to result in material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. Management does not make provisions for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable. Adjustments will be made to the accrual for such amounts as new information is obtained or the claim settled. During the year, the Company reviewed its accounting for certain contingencies and determined $2.0 million was no longer required, which increased revenue by a corresponding amount.

The Company has a stock option plan where the amount of compensation expensed is determined using an option pricing model. In addition, the Company provides a long term incentive program where the amount of the compensation expensed is determined based on estimated performance criteria and the Company’s stock price. Calculations for these plans with the necessary assumptions inherently mean judgments are required by management.

Recently issued and adopted accounting pronouncements

Recently adopted accounting pronouncements

Financial Instruments

Effective January 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 1530, Comprehensive Income (“Section 1530”); Section 3855, Financial Instruments - Recognition and Measurement (“Section 3855”); Section 3861, Financial Instruments - Disclosure and Presentation (“Section 3861”); and Section 3251, Equity (“Section 3251”). These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in

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accordance with Canadian GAAP. The impact of adopting the accounting for financial instruments did not have a material impact on the Company’s results of operations.

Upon adoption of the new standards on January 1, 2007, the Company classified all cash, cash equivalents, short-term investments, investments and user funds on deposit as held-for-trading assets, which are measured at fair value and the changes in fair value are recognized in earnings. Long-term investments are classified as available for sale assets which are measured at fair value and the changes in fair value, if any, will be recognized in other comprehensive income. Accounts receivable and other are classified as loans and receivables and measured at amortized costs. Accounts payable and accrued liabilities and user funds held on deposit are classified as other financial liabilities and are measured at amortized cost using the effective interest method. The Company did not have held-to maturity instruments during the year ended December 31, 2007 and no available for sale instruments as of January 1, 2007.

Section 3855 requires the Company to identify embedded derivatives that require separation from the host contract and measure those embedded derivatives at fair value. Subsequent changes in fair value of embedded derivatives are recognized in earnings in the year the change occurs. The Company has not identified any material embedded derivatives that are required to be separated from the host contract.

Recently issued accounting pronouncements

Handbook Section 1535, Capital Disclosures

Handbook Section 1535, Capital Disclosures (“Section 1535”), establishes standards for disclosing information about a company’s capital and how it is managed to enable users of financial statements to evaluate the Company’s objectives, policies and procedures for managing capital. This section is effective for the Company’s fiscal year ending December 31, 2008. The Company is evaluating the impact of adopting the above standards on its consolidated financial statements.

Handbook Section 3862, Financial Instruments - Disclosures

Handbook Section 3862, Financial Instruments - Disclosures (“Section 3862”), requires disclosure in the financial statements that will enable users to evaluate the significance of financial instruments for a company’s financial position and performance, the nature and extent of risks arising from financial instruments to which a company is exposed during the period and at the balance sheet date, and how the Company manages those risks. This accounting standard is effective for the Company’s fiscal year ending December 31, 2008. The Company is evaluating the impact of adopting the above standards on its consolidated financial statements.

Handbook Section 3863, Financial Instruments - Presentation

Handbook Section 3863, Financial Instruments - Presentation (“Section 3863”), establishes standards for presentation of financial instruments and non-financial derivatives. This section complements the existing Handbook Section 3861, Financial Instruments - Disclosure and Presentation. This accounting standard is effective for the Company’s fiscal year ending December 31, 2008. The Company is evaluating the impact of adopting the above standards on its consolidated financial statements.

RELATED PARTY TRANSACTIONS

In the normal course of operations, the Company engages the services of a law firm in which a member of the Board of Directors is a partner. Fees paid to this firm were $0.9 million in 2007 (2006 - $0.6 million). At December 31, 2007, there was $0.09 million outstanding (2006 - $0.04 million).

The Company also paid $0.3 million to another law firm in which one of its board members is a partner. As at December 31, 2007, there were no amounts outstanding. There were no comparable amounts paid or outstanding for the year ended December 31, 2006 to the second law firm.

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In 2006, the Company purchased software from another company in which a former officer of the Company had a personal interest. Payments to this officer in 2006, relating to this transaction, amounted to $0.04 million (2006: $0.04 million). There were no such payments in 2007.

Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” as of the end of the period covered by this Management’s Discuss and Analysis was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that our disclosure controls and procedures were not effective as of December 31, 2007 because we identified a material weakness in our internal control over financial reporting as described below.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), and reconciled to United States GAAP. It includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and that prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual or interim financial statements of the Company, is assured.

Management assessed the effectiveness of internal control over financial reporting as at December 31, 2007. Management based its assessment on criteria established in “Internal Control- Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concludes that, as of December 31, 2007, internal control over financial reporting is not effective as a result of the material weaknesses described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. In connection with management’s assessment of the our internal control over financial reporting referred to above, management has identified the following material weaknesses in the Company’s internal control over financial reporting as of December 31, 2007:

1)

The Company did not maintain sufficient personnel with an appropriate level of technical accounting knowledge, experience, and training in the application of GAAP commensurate with the Company’s complexity and its financial accounting and reporting requirements. This control deficiency is pervasive in nature and specifically resulted in the Company recording material adjustments in connection with the application of Canadian Institute of Chartered Accountants (“CICA”) Handbook (“HB”) Section 3465, “Accounting for Income Taxes” to the future income taxes, income taxes payable, and income tax expense lines, including the future tax impact of intangible assets arising from the purchase of such assets and a business combination, in the December 31, 2007 consolidated financial statements. This control deficiency also resulted in

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material adjustments to the December 31, 2007 preliminary consolidated financial statements in connection with the recording of a contingent liability and the application of CICA HB Section 3855, “Financial Instruments – Recognition and Measurement”, where certain embedded derivatives were not recorded. Further, there is a reasonable possibility that material misstatements of the consolidated financial statements including disclosures will not be prevented or detected on a timely basis as a result.

2)

The Company’s control activities and oversight and review procedures designed to monitor the effectiveness of control activities of a foreign location were ineffective. Specifically, as a result of this control deficiency the Company recorded material adjustments in accrued liabilities, operating expenses, capital assets and depreciation expense in our preliminary 2007 consolidated financial statements. The identified errors were corrected prior to the finalization of those financial statements. Further, there is a reasonable possibility that material misstatements of the consolidated financial statements including disclosures will not be prevented or detected on a timely basis as a result.

3)

The Company did not design procedures to ensure detailed reviews and verification of inputs related to the analysis of accounts or transactions and schedules supporting financial statement amounts and notes. Specifically, this control deficiency, which is pervasive in nature, contributed to the actual misstatements identified above and various immaterial adjustments to the preliminary notes and to earnings per share and minority interest. Further, there is a reasonable possibility that material misstatements of the consolidated financial statements including disclosures will not be prevented or detected on a timely basis as a result.

CHANGES IN INTERNAL CONTROLS

There have been no changes in our “internal control over financial reporting” that occurred during the quarter ended December 31, 2007 that have materially affected or are reasonable likely to materially affect our internal control over financial reporting.

Subsequent to December 31, 2007, the Chief Executive Officer was replaced by Brian Hadfield, an existing member of our Board of Directors.

Furthermore, management has begun to address the material weaknesses discussed above.

The relocation of the Company’s head office to Dublin, Ireland was carried out to allow senior management to be closer to customers and major markets and to simplify the structure of the Company where possible. During this process, retention of key financial staff in Toronto has been difficult. In addition, the Company relocated the gaming servers owned by its licensees to a new jurisdiction for the first time, which was a major undertaking for the Company. These facts, along with significant movements in the exchange rates against the US dollar, specifically the US dollar and Canadian Dollar, during the year, contributed to weaknesses in the tax calculation process in various jurisdictions.

The Company has hired a Director of Income Tax, a new Financial Controller as well as other personnel with an appropriate level of technical accounting knowledge and experience in the application of GAAP to manage the process of centralizing accounting functions in Dublin, and has taken steps to simplify its intercompany structure to ensure that these material weaknesses will not recur..

RISKS AND UNCERTAINTIES

An investment in the Company involves significant risks. Accordingly, prospective investors should consider carefully the specific risk factors set out below in addition to the other information contained in this document before investing in the Company. CryptoLogic considers the following risks to be all of the material risks for potential investors, but these risks do not necessarily comprise all those associated with an investment in the Company and are not set out in any particular order or priority. Additional risks and uncertainties not presently known to CryptoLogic, or that the Board currently considers immaterial, may also affect the business, financial condition, results or future operations of the Company and the trading

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price of the common shares. If any of the following risks materialize, the business, financial conditions, results or future operation could be materially and adversely affected. In such circumstances, the trading price of the common shares could decline and investors could lose part or all of their investment. Before making any investment decision, prospective investors are advised to consult an independent adviser who specializes in advising upon investments.

Government Regulation

CryptoLogic and its licensees are subject to applicable laws in the jurisdictions in which they operate. At the present time, the licensees hold government licenses to operate Internet gaming sites in Malta. Some jurisdictions have introduced regulations attempting to restrict or prohibit Internet gaming, while other jurisdictions have taken the position that Internet gaming is legal and have adopted, or are in the process of considering, legislation to regulate Internet gaming. While the UK and other European countries such as Malta and Gibraltar are adopting a regulated online gaming approach, opposing views are developing in Europe. Some European countries, including Italy, Germany and France, where there are state-owned monopolies, have taken action aimed at banning foreign online gaming operators. Such actions by these EU member states are in contrast with favorably-viewed rulings from the European Court of Justice which prompted the EC to look at, inter alia, creating new directives that could harmonize online gaming within the EU, in line with the EC’s goal to encourage a free and open cross-border market. There is no indication that any such directives will be introduced in the near term. In the meantime, however, the EC has initiated infringement proceedings against some member states in relation to perceived breaches of Articles 43 and 49 of the EC Treaty (which articles enshrine the principles of freedom of establishment and movement of services). As companies and consumers involved in Internet gaming are located around the world, including CryptoLogic’s licensees and their players, there is uncertainty regarding which government has authority to regulate or legislate against the supply of Internet gaming services. Legislation designed to prohibit Internet gaming was enacted on 13 October 2006 in the United States, and this approach may be adopted in other jurisdictions.

Future government decisions and actions may have a material impact on CryptoLogic’s operations and financial results. There is a risk that governmental authorities may view CryptoLogic or its licensees as having violated the local laws of their end users, despite CryptoLogic’s requirement that all gaming servers used in conjunction with CryptoLogic’s gaming software be licensed by a gaming regulator with the government authority in the relevant jurisdiction. However, there is a risk that civil and criminal proceedings, including class actions, could be brought by or on behalf of public entities, companies or private individuals, against CryptoLogic, its licensees, Internet service providers, credit card processors, advertisers and others involved in the Internet gaming industry and could involve substantial litigation expense, penalties, fines, injunctions or other remedies or restrictions being imposed upon CryptoLogic or its licensees or others while diverting the attention of key executives. Such proceedings could have a material adverse effect on CryptoLogic’s business, revenues, operating results and/or financial condition. Consequently CryptoLogic is examining methods by which it may provide support to its directors and officers whilst acting on the affairs of CryptoLogic, including legal defense funding and compensation in the event of detention and the bringing of criminal proceedings against any relevant individual.

In addition, legislation may be proposed and passed in jurisdictions important to CryptoLogic, which legislates or regulates various aspects of the Internet or the Internet gaming industry. The burden of compliance with any such legislation may have a material adverse effect on the business, revenues, operating results and/or financial condition of CryptoLogic.

There have recently been a number of legal developments associated with the manner in which the business of gaming, and, in particular, Internet gaming, is treated in the UK, Continental Europe and the US. Some of these developments can be considered as positive and some as negative. In this regard, a brief summary of the regulatory situation in the UK, Continental Europe and the US follows:

United Kingdom

In September 2007, the UK Gambling Act went into force, which regulates Internet gaming for the first time in that jurisdiction. Most of the underlying codes in relation to entities established in the UK, or marketing into the UK have now been enacted. However, there is no assurance that the UK regulatory

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regime as interpreted by the Gambling Commission, the Gambling Act’s regulator, will provide a commercially-viable market and may create restrictions that would have a material adverse effect on CryptoLogic’s customers, business, revenues, operating results and/or financial condition. Under the Gambling Act, software providers to Internet and online gaming operators will also need to be licensed either by the Gambling Commission, or by a regulator in another jurisdiction within the European Union or otherwise sanctioned as a “white listed” jurisdiction by the Gambling Commission.. While the regulation of Internet and gaming software providers by the United Kingdom is generally considered as being positive, it is also possible that the specific rules and regulations as interpreted by the Gambling Commission may in fact have an adverse impact on CryptoLogic and/or its licensees.

The 2007 UK Budget also confirmed that the tax level to be imposed on Internet gaming would be 15% of the house profits or the money lost to the operator, less winnings. This is a substantially higher rate than in other jurisdictions which regulate and license Internet gaming. Where CryptoLogic’s licensees are based in the UK and will need to be licensed under the Gambling Act, the tax will have a financial adverse effect on their businesses or they will need to restructure and relocate offshore to more favorable tax regimes, which also may involve significant costs and impact upon advertising and marketing to a UK customer base. This may therefore have a material adverse effect on CryptoLogic’s business, revenues, operating results and/or financial condition.

Continental Europe

France and Germany

France and Germany in particular appear to be moving towards imposing greater restrictions on Internet gaming operators, both by virtue of proposed changes to legislation and through heightened enforcement measures. It is possible that adverse legal developments in these countries could have a material adverse effect on CryptoLogic and/or its licensees.

Italy

With respect to Italy, recent willingness to regulate certain forms of Internet gaming could be perceived to be indicative of a liberalization of the Internet gaming industry as a whole in this country. However, at present, the form of regulation put forward by this jurisdiction has failed to create attractive market conditions for many operators. As such, notwithstanding the fact that the Italian market may appear to be becoming more liberal, in reality, it has not changed in a manner, or to a degree, that is helpful to CryptoLogic or its licensees. CryptoLogic and its licensees remain at risk that Italy may take aggressive action against parties whose operations are not licensed pursuant to the new regulatory regimes established.

Spain

Madrid’s regional government has recently implemented new legislation to regulate Internet gaming but it only permits services to be supplied by the licensed entity to Madrid residents. Therefore obtaining a license may be of little value commercially to any operator. Other regions may follow suit. However Spain historically has taken little or no enforcement action against operators of Internet gaming which are based outside the jurisdiction. There is no guarantee however that this position will remain the same once the system of regulation becomes more widespread (so as to create a value in obtaining a license).

Holland

It is expected that the agreement with the state-sponsored casino operator, Holland Casino, to supply casino and poker room software for the Dutch market will be positive for CryptoLogic. However, certain of CryptoLogic’s other licensees presently operate in the Dutch market and the Dutch government has consistently taken steps to support and protect Holland Casino’s monopoly including by taking legal action against Internet gaming operators. In the event that the Dutch government seeks to take further steps to protect the online business of Holland Casino by discouraging other operators from operating in the Dutch marketplace, either through changes in legislation or enforcement measures, CryptoLogic’s licensees (and accordingly, CryptoLogic) could be adversely impacted.

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Scandinavia

Governments in most Scandinavian countries have attempted to discourage their citizens from gambling with Internet gaming operators by taxing their citizens’ winnings. Generally speaking, winnings realized through a state sponsored operator are not taxable, but winnings from other sources can be subject to inconsistent application of taxation law in relation to domestic and non-domestic products in the EU. Until such time as the tax authorities in the various countries make an official pronouncement on the manner in which these tax laws will be applied, it is unclear as to what impact these tax policies will have on the business of CryptoLogic or CryptoLogic’s licensees.

The United States

CryptoLogic has since October 2006 prevented its licensees from taking wagers from the US as the result of the passing of the UIGEA. The UIGEA made it illegal to accept any funds connected with unlawful Internet gaming, although some US enforcement agencies claimed that previous existing legislation similarly outlawed both the supply and related payments. Although CryptoLogic Inc. historically derived a majority of its revenues from sources outside of the US, given that CryptoLogic had previously derived licensing revenue and provided payment processing solutions (through its e-cash services) on behalf of some licensees who took wagers from the US, there is no guarantee that the US Department of Justice will not seek to prosecute members of CryptoLogic or its directors for alleged historic transgressions or similarly prosecute its licensees or their directors or shareholders. Such proceedings could result in criminal penalties, substantial fines, damages and sequestration of assets. They would also cause damage to the reputation of CryptoLogic, as well as diverting the time of key executives of CryptoLogic and having a material adverse effect on the business, revenues, operating results and/or financial condition of CryptoLogic.

Payment Processing

Although CryptoLogic prevents its licensees from taking wagers from the US (since October 2006), with the enactment of the UIGEA, financial institutions in the US ceased to accept online gaming transactions. This event has had a negative impact on the Internet gaming industry as a whole, including software providers and operators, and is evidenced by CryptoLogic’s lower revenues in the fourth quarter of 2006 and first quarter of 2007. There can be no assurance that other financial institutions or credit card issuers outside the US will not introduce additional restrictions. Any such developments (and/or the loss of any major payment option) would likely have a material adverse effect on the business, revenues, operating results and/or financial condition of CryptoLogic. Moreover, there can be no assurance that the systems and measures in place will or can guarantee protection against fraudulent activities and unauthorized access by minors, which could have a material adverse effect on CryptoLogic’s reputation, business, revenue, operating results and/or financial condition. CryptoLogic attempts to mitigate these concerns with systematic controls and a dedicated fraud team. There is an audit trail for every transaction, contrary to land-based gaming operators that are primarily cash processors. Likewise, there are rigorous systems in place to address payments for pooled games and progressive jackpots where CryptoLogic is responsible for transferring large sums to individual players, both in terms of securing the funds and the checks made on the individual. In addition, CryptoLogic establishes relationships with financial institutions that are subject to stringent banking regulations in their respective jurisdictions.

E-commerce Law

In addition to regulations pertaining specifically to online gaming, CryptoLogic may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content regulation, e-money, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. In addition, current laws, which pre-date or are incompatible with the Internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet. The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could reduce the growth in the use of the Internet, reduce the demand for CryptoLogic’s products and services, increase its cost of doing business or could otherwise have a material adverse affect on its business, revenues, operating results and/or financial condition.

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BUSINESS RISKS

Internet Viability and System Infrastructure and Reliability

The growth of Internet usage has caused frequent interruptions and delays in processing and transmitting data over the Internet. There can be no assurance that the Internet infrastructure or CryptoLogic’s own network systems will continue to be able to support the demands placed on it by the continued growth of the Internet, the overall online gaming industry or that of its customers.

The Internet’s viability could be affected if the necessary infrastructure is not sufficient, or if other technologies and technological devices eclipse the Internet as a viable channel. End-users of CryptoLogic’s software depend on Internet Service Providers (“ISPs”), online service providers and CryptoLogic’s system infrastructure for access to the Internet gaming sites operated by its licensees. Many of these services have experienced service outages in the past and could in the future, experience service outages, delays and other difficulties due to system failures, instability or interruption. Licensees may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems, which could materially adversely affect CryptoLogic’s business, revenues, operating results and/or financial condition.

Market Demand

The Internet gaming industry continues to evolve rapidly and is characterized by an increasing number of market entrants. The demand and acceptance for new products and services are subject to a level of uncertainty and growing competition. If CryptoLogic’s production services do not continue to receive market acceptance, its business, revenues, operating results and financial condition could be materially adversely affected.

Internet Security

CryptoLogic’s Internet gaming software and electronic commerce services are reliant on technologies and network systems to securely handle transactions and user information over the Internet, which may be vulnerable to system intrusions, unauthorized access or manipulation. As users become increasingly sophisticated and devise new ways to commit fraud, CryptoLogic’s security and network systems may be tested and subject to attack. CryptoLogic has experienced such system attacks in the past and implemented measures to protect against these intrusions. However, there is no assurance that all such intrusions or attacks will, or can, be prevented in the future, and any system intrusion/attack may cause a delay, interruption or financial loss, which could have a material adverse effect on CryptoLogic’s business, revenue, operating results and/or financial condition.

Reliance on Other Parties

CryptoLogic’s electronic commerce product relies on ISPs to allow licensees’ customers and servers to communicate with each other. If ISPs experienced service interruptions, it may prevent communication over the Internet and impair CryptoLogic and its licensees’ ability to carry on business. In addition, the ability to process electronic commerce transactions depends on bank processing and credit card systems. In order to prepare for system problems, CryptoLogic is strengthening and enhancing its current facilities and the redundancy of its system infrastructure and support. Nevertheless, any system failure as a result of reliance on third parties, including network, software or hardware failure, which causes a delay or interruption in electronic commerce services could have a material adverse effect on CryptoLogic’s business, revenues, operating results and/or financial condition.

Competition

Licensees of CryptoLogic’s software compete with existing and established recreational services and products, in addition to other forms of entertainment. CryptoLogic’s success will depend, in part, upon its ability to enhance its products and services to keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance. CryptoLogic competes with a number of public and private companies, which provide electronic commerce and/or Internet gaming

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software. In addition to known current competitors, traditional land-based casino operators and other entities, many of which have significant financial resources, an entrenched position in the market and name-brand recognition, may provide Internet gaming services in the future, and thus become competitors. In addition, such companies may be able to require that their own software, rather than the software of others, be used in connection with their payment mechanisms (including CryptoLogic’s gaming software and/or its e-cash software and support). The barriers to entry into most Internet markets are relatively low, making them accessible to a wide number of entities and individuals. CryptoLogic believes the principal competitive factors in CryptoLogic’s industry that create certain barriers to entry include reputation, technology, financial stability and resources, proven track record of successful operations, critical mass (particularly relating to online poker), regulatory compliance, independent oversight and transparency of business practices. While these barriers will limit those able to enter or compete effectively in the market, it is likely that new competitors will be established in the future, in addition to the known current competitors. Increased competition from current competitors (both of CryptoLogic and/or its licensees) has resulted in price reductions and reduced margins. Increased competition from current and future competitors (both of CryptoLogic and/or its licensees) may result in further price reductions and eroded margins and/or may result in the loss of market share, any of which could materially adversely affect CryptoLogic’s business, revenues, operating results and financial condition.

Dependence on Licensees

For the year ended December 31, 2007, CryptoLogic’s top seven licensees accounted for approximately 79% (2006: 84%) of total revenue. In addition, all of CryptoLogic’s key licensees operate from one licensing jurisdiction. The loss of one or more of these key licensees, or the loss of their license in such jurisdiction would likely have a material adverse effect on CryptoLogic’s business, revenues, operating results and financial condition.

Charge-backs

CryptoLogic is subject to exposure with regard to charge-backs, which may also result in possible penalties and shut off of the payment option. Charge-backs are any deposit transaction initially debited from a user’s account that is later reversed or repudiated. While CryptoLogic has fraud control measures to minimize exposure and provision for charge-backs, these procedures may not be effective and, to the extent they are not, this could have a material adverse effect on licensees’ revenues, which would have a corresponding effect on CryptoLogic’s business, revenues, operating results and/or financial condition.

Foreign Operations

As companies and consumers involved in Internet gaming, including the players of licensees, are located around the globe, there is uncertainty regarding exactly which government has jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. The uncertainty surrounding the regulation of Internet gaming in the various jurisdictions in which CryptoLogic operates or in which its licensees or their end users are based could have a material adverse effect on its business, revenues, operating results and/or financial condition.

There are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks, and changes in the political and economic stability, regulatory and taxation structures, and the interpretation thereof, of jurisdictions in which CryptoLogic and its licensees operate, and in which licensees’ customers are located, each of which could have a material adverse effect on CryptoLogic’s business, revenues, operating results and financial condition. There can be no assurance that CryptoLogic will be able to sustain or increase revenue derived from international operations or that it will be able to penetrate linguistic, cultural or other barriers to new foreign markets.

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Foreign Exchange

Historically, CryptoLogic has prepared its consolidated financial statements in US Dollars. As such CryptoLogic’s consolidated results have been subject to fluctuations relative to the currencies of the countries in which it operates, including mainly British Pounds, euro, and Canadian Dollars. Accordingly, fluctuations in the exchange rate of world currencies could have a positive or negative effect on the reported results. CryptoLogic may utilize a hedging program from time to time and/or take advantage of the natural hedge in having operations in multiple currencies to mitigate a portion of its currency risks, but there can be no assurance that it will not experience currency losses in the future, which could have a material adverse effect on CryptoLogic’s business, revenues, operating results and financial condition.

Legal Proceedings

The Company, and certain of its subsidiaries, may be involved in litigation arising in the ordinary course and conduct of business. The outcome of such matters cannot be predicted with certainty, and could have a material adverse effect on CryptoLogic’s business, revenues, operating results and financial condition. Moreover, from time to time, third parties have asserted and may continue to assert patent, trademark, copyright and other intellectual property rights to technologies or business methods that CryptoLogic considers important. There can be no assurance that the assertion of such claims will not result in litigation or that CryptoLogic would prevail in any such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party or, if such a license is required, that it would be available on terms acceptable to CryptoLogic.

Intellectual Property

CryptoLogic relies on a combination of laws and contractual provisions to establish and protect its rights in its software and proprietary technology. CryptoLogic believes that its competitive position is dependent in part upon its ability to protect its proprietary technology. CryptoLogic generally enters into non-disclosure and invention agreements with employees, licensees, consultants and customers, and historically has restricted access to its software products’ source codes. CryptoLogic regards its source codes as proprietary information, and attempts to protect the source code versions of its products as trade secrets and unpublished copyrighted works. Despite precautions and measures implemented to protect against such attempts, unauthorized parties may have copied or could in the future copy or otherwise reverse engineer portions of CryptoLogic’s products or otherwise obtain and use information that it regards as proprietary.

CryptoLogic has patent and trademarks in certain jurisdictions and is in the process of applying for further trademark registrations and patents, which may provide such protection in relevant jurisdictions. However, there can be no assurance that this will be sufficient to fully protect CryptoLogic’s proprietary technology. In addition, certain provisions of license agreements, including provisions protecting against unauthorized use, transfer and disclosure, may be found to be unenforceable in certain jurisdictions. The Company also has a proprietary interest in its name. The names “CryptoLogic” and “WagerLogic” have become known in the Internet gaming industry. Accordingly, CryptoLogic’s competitive position could be adversely affected if its name was misappropriated and its reputation in any way compromised. There can be no assurance that the steps CryptoLogic has taken to protect its proprietary rights will be adequate to deter misappropriation of its technology or independent development by others of technologies that are substantially equivalent or superior to its technology. Any misappropriation of the Company’s name, technology or development of competitive technologies could have a material adverse effect on CryptoLogic’s business, revenues, operating results and/or financial condition. Due to the complex, sophisticated and global nature of the business, there can be no assurance that there has been no breach of third parties’ intellectual property rights by CryptoLogic, and any adverse judgment in this regard could have a material adverse effect on CryptoLogic’s business, revenues, operating results and financial condition.

Hiring and Retaining Employees

CryptoLogic’s future success is dependent on certain key management and technical personnel and their abilities regarding new product and service developments, frequent product enhancements, customer service and ongoing product support. The loss of these individuals or the inability to attract and retain highly qualified employees and advisors could have a material adverse effect on CryptoLogic’s business, revenues, operating results and/or financial condition.

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Managing Rate of Growth

CryptoLogic has a history of growth. The expansion of its business and the increasing complexity of its product offerings, coupled with the rapid evolution of its markets and increasing competition have placed, and are expected to continue to place, a significant strain on the management and operational resources of CryptoLogic and to increase demands on its internal systems, procedures and controls. CryptoLogic’s future operating results will depend on management’s ability to develop and manage growth, enhance its products and services to respond to market demand, deal with competition and evolving customer requirements, manage its system infrastructure and requirements to meet the growing demands of its business, hire and retain significant numbers of qualified employees, and accurately forecast revenues and control expenses. A decline in the growth rate of CryptoLogic’s revenues without a corresponding and timely reduction in its expenses, or its inability to manage or build future growth efficiently, could have a material adverse effect on CryptoLogic’s business, revenues, operating results and financial condition.

Future Acquisitions and Investments

As part of CryptoLogic’s business strategy, it may make acquisitions of, or significant investments in, businesses or assets that offer complementary products, services, and technologies. Any acquisition or investment will be accompanied by risks, including the difficulty of assimilating the operations and personnel of the acquired businesses; the potential diversion of the attention of management from CryptoLogic’s existing business; the inability of management to maximize the financial and strategic position of CryptoLogic or returns from the investment or acquired businesses; changing technology approaches and requirements; the maintenance of uniform standards, controls, procedures and policies; and the impairment of relationships with employees and clients as a result of and integration of the investment, acquisition or new personnel.

Volatility and Liquidity

The market price of our common shares has experienced significant fluctuation and may continue to fluctuate significantly. The market price of our common shares may be adversely affected by various factors, such as proposed Internet gaming legislation or enforcement of existing laws, the loss of a customer, the announcement of new products or enhancements, innovation and technological changes, quarterly variations in revenue and results of operations, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions or market conditions specific to particular industries, including the Internet and gaming.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These company-specific or broad market fluctuations may adversely affect the market price for our common shares. Anti-online gaming legislation could also impact our ability to remain listed.

Although our common shares are listed and traded on the Toronto Stock Exchange, the NASDAQ National Market and the London Stock Exchange’s Main Market, this should not imply that there will always be a liquid market in our common shares. In addition, pursuant to a business reorganization completed in 2007, exchangeable shares of an indirect subsidiary of the Company, CEC were issued, and are listed and traded on the Toronto Stock Exchange. Because of separate listings, the trading prices of the common shares and CEC shares may not reflect equivalent values. Company-specific or broader market fluctuations may adversely affect the market price of the exchangeable shares, and there can be no assurance that there will continue to be an active market for these securities.

OUTLOOK

While the global online gaming market continues to promise vast growth potential, competition is intensifying for players and market position, and growth in online poker is moderating from previous exponential rates. Additionally, in October 2006 the United States Government approved the UIGEA, which prohibits financial transaction processing in the US online gaming market. As a result, WagerLogic’s licensees stopped taking wagers from US-based players. Despite these challenges, CryptoLogic remains optimistic about the future of online gaming and the Company’s position as a leader within it.

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Future strategy

UIGEA has had a significant short-term negative impact on the industry is expected to continue to affect future financial results. Additionally, CryptoLogic continues to believe, the effects of UIGEA will increase competition throughout Europe, which could negatively impact our business.

CryptoLogic prepared for this eventuality by shifting its business to Europe, thereby reducing our exposure to the effects of the UIGEA. The impact of UIGEA during the year, however, had a significant impact on our 2007 revenues. Despite the decline in revenues during 2007, our thriving European customers, strong balance sheet, and new business in Asia enable us to face the future with confidence.

We are in an excellent financial position to continue building on the global strategy to return to the 2006 level of results and then continue the growth we have experienced in the past. In particular, we will:

•	continue game innovation strategy. We have several innovative casino and poker projects, both underway and planned, which are designed to enhance licensees’ revenue;
•

aggressively pursue new poker licensees, to enhance the liquidity of the poker network. The Company will also continue to pursue high quality casino licensees. We anticipate entering into similar types of arrangements to further expand and diversify our licensee base;

•

aggressively pursue strategic, accretive acquisition opportunities to accelerate the advancement of the Company’s strategies. Acquisition opportunities have multiplied since passage of the new US law, and the Company will continue to evaluate new, exciting existing prospects, like Parbet and Casino.co.uk;

•	control and optimize expenditures by a thorough, ongoing review of discretionary costs, operating expenses and capital expenditures; and
•

expand in Asia. CryptoLogic will continue to build its European leadership position and intends over time, to expand its Asian presence to become a strong competitor in this large, emerging market. We have taken initial steps with the investments in Mikoishi and 568 Networks during the year. These investments provide insight into the Asian market and a platform to add additional licensees in this important geographical area.

Our investment in establishing a new head office in the Republic of Ireland during 2007, while adding some incremental annual operating expenses, is aimed at generating a strong return in the long run. Specifically we expect further benefits from the new office by:

•	being closer to the world’s major markets (UK, Europe and Scandinavia) that embrace Internet gaming, and therefore, closer to its key customers, investment community and prospects;
•	enabling us to provide a wider range of marketing support and brand management services to licensees in the key markets;
•	broadening our strategic acquisition opportunities; and
•	increasing liquidity in the Company’s shares trading in the UK.

Internet casino

Internet casino players have grown more sophisticated through a broad choice of gaming platforms, such that the market is demanding increasingly entertaining and innovative games. Accordingly, we will continue to deliver an array of new and engaging games to help our licensees refresh their offerings to players, and foster player loyalty. For example, in 2007 we offered our licensees the new Marvel characters, The Amazing Spiderman and the Fantastic Four.

We plan to release new downloadable casino game packs in 2008 and continue to upgrade our non-download game offering, both of which we expect will continue to be solid business drivers for our casino licensees, and CryptoLogic. We will continue to focus on partnerships with leading entertainment and casual game brands, like Marvel, Bejeweled and CubisTM. We will also enhance our localized offerings for key European markets.

Internet poker

Internet poker has grown at exponential rates in the past few years, but has recently showed signs of moderating—a natural development in young, high-growth markets. At the same time, competition in online poker has grown more intense and the importance of enhancing online poker room liquidity has increased.

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As the UIGEA has effectively made online poker illegal in the U.S—previously the world’s largest online poker market—the industry’s focus has shifted to building liquidity in Europe, where CryptoLogic’s licensees’ central poker room is particularly strong. Just before the UIGEA, approximately 85% of licensees’ poker revenues came from outside the US, the vast majority of that from continental Europe and the UK.

In 2007, CryptoLogic added three new licensees and launched sites for four licensees including:

•

signed new licensees: Holland Casino (casino and poker), a private company in Malta operating Parbet.com (poker and casino) and World Poker Tour (poker and casino). Holland Casino represents a milestone agreement being our first government-owned licensee. The new sites, to be run by Holland Casino on behalf of the Dutch government, are ready to be launched and currently awaiting final government license (which may involve a request for guidance by the Dutch government to the European Commission), which is expected in 2008;

•	launched a poker site for Betsafe and poker and casino sites for Parbet.com – both licensees’ sites are particularly popular among Scandinavian players;
•	launched casino and poker sites for global leading poker entertainment company, World Poker Tour; and PlayboyGaming, one of the world’s most recognizable entertainment and lifestyle brands; and
•

subsequent to year end, the Company extended and expanded its relationship with World Poker Tour to upgrade to a full Internet casino offering, add Spanish and German language Internet poker rooms and extend its exclusive use of CryptoLogic software until at least mid-2011.

The full impact of adding these licensees’ fees to our revenue base have not been fully realized and we anticipate increasing fees from these licensees during 2008. In addition, we are looking to add to our licensee base with other online gaming operators. Licensee opportunities such as Parbet will add to our already successful brand management and licensing strategy demonstrated by the InterCasino and InterPoker brands and related brands, such as ExtremePoker. Under the strategy, WagerLogic owns or controls key brands that it licenses to third party operators, along with its full suite of online gaming software, network services, and marketing support services, in order to generate higher revenue.

Exciting new games and features have also been successful in enhancing liquidity in the poker network.

With the enactment of the UIGEA and a significantly enhanced poker platform, we have available capacity for a significant increase in liquidity within the poker room. We are aggressively looking to utilize this capacity.

Long-term Financial Goals

For us, 2007 was a year of transition, and we expect 2008 will bring added growth in both Europe and Asia. We have a strong base of long-term agreements with our largest customers and look to add additional licensees to expand this base and further diversify our source of fee revenue. Rapid online growth in Asia is expected in the years to come, for which we have made initial investments with key game suppliers. Accordingly, the Company has the following long-term financial objectives in future years for its continuing business in Europe and Asia:

•	Grow revenue and earnings at 20% year-over-year for Europe and Asia combined;
•	Achieve net margin and return on equity of 20%;
•	Achieve double-digit revenue growth in casino and poker; and
•	Exceed industry growth rates in key casino and poker markets.

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EXHIBIT 4

Certification of Annual Filings

I, Brian Hadfield, President and Chief Executive Officer of CryptoLogic Limited, certify that:

1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CryptoLogic Limited (the “Issuer”) for the year ending December 31, 2007;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

b.	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: March 27, 2008

/s/ Brian Hadfield

BRIAN HADFIELD

President and Chief Executive Officer
CryptoLogic Limited

EXHIBIT 5

Certification of Annual Filings

I, Stephen Taylor, Chief Financial Officer of CryptoLogic Limited, certify that:

1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CryptoLogic Limited (the “Issuer”) for the year ending December 31, 2007;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

b.	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: March 27, 2008

/s/ Stephen Taylor

STEPHEN TAYLOR

Chief financial Officer
CryptoLogic Limited